Exhibit 99.2

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

TEXTAINER GROUP HOLDINGS LIMITED,

TYPEWRITER PARENT LTD.

and

TYPEWRITER MERGER SUB LTD.

Dated as of October 22, 2023

i

4.15	Environmental Matters	26
4.16	Tax Matters	27
4.17	Leased Real Property; Personal Property	29
4.18	Intellectual Property	30
4.19	Insurance	32
4.20	Brokers and Finders	32
4.21	Anti-Takeover Provisions	32
4.22	Related Party Transactions	32
4.23	No Other Representations or Warranties; Non-Reliance	32

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT		33

5.1	Organization, Good Standing and Qualification	33
5.2	Corporate Authority	33
5.3	Governmental Filings; No Violations	34
5.4	Litigation	34
5.5	Absence of Certain Agreements	35
5.6	Financings	35
5.7	Solvency	37
5.8	Brokers and Finders	37
5.9	No Other Representations or Warranties; Non-Reliance	37

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF MERGER SUB		38

6.1	Organization, Good Standing and Qualification	38
6.2	Capitalization and Business of Merger Sub	38
6.3	Corporate Authority; Approval	38
6.4	Governmental Filings; No Violations	39
6.5	Brokers and Finders	40
6.6	No Other Representations or Warranties; Non-Reliance	40

ARTICLE VII COVENANTS		40

7.1	Company Interim Operations	40
7.2	Acquisition Proposals; Change in Recommendation	46
7.3	Company Shareholders Meeting	51
7.4	Approval of Sole Shareholder of Merger Sub	51
7.5	Proxy Statement; Other Regulatory Matters	51
7.6	Status and Notifications	56
7.7	Third-Party Consents	56

7.8	Information and Access	56
7.9	Publicity	58
7.10	Employee Matters	59
7.11	Equity Awards	60
7.12	Indemnification; Directors’ and Officers’ Insurance	60
7.13	Treatment of Certain Existing Indebtedness	63
7.14	Takeover Statutes	63
7.15	Transaction Litigation	63
7.16	[Intentionally Omitted]	64
7.17	Delisting and Deregistration	64
7.18	Financing Cooperation	64
7.19	Parent Financing	66
7.20	Bermuda Required Actions	69
7.21	Limited Guarantee	70

ARTICLE VIII CONDITIONS TO EFFECT THE CLOSING		70

8.1	Conditions to Each Party’s Obligation to Effect the Closing	70
8.2	Conditions to Parent’s and Merger Sub’s Obligation to Effect the Closing	70
8.3	Conditions to the Company’s Obligation to Effect the Closing	71

ARTICLE IX TERMINATION		72

9.1	Termination by Mutual Written Consent	72
9.2	Termination by Either the Company or Parent	72
9.3	Termination by the Company	73
9.4	Termination by Parent	73
9.5	Notice of Termination; Effect of Termination and Abandonment	74

ARTICLE X MISCELLANEOUS AND GENERAL		77

10.1	Survival	77
10.2	Notices	77
10.3	Expenses	78
10.4	Transfer Taxes	79
10.5	Amendment or Other Modification; Waiver	79
10.6	Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury	79
10.7	Specific Performance	81
10.8	Third-Party Beneficiaries	82

10.9	Fulfillment of Obligations	82
10.10	Successors and Assigns	82
10.11	Entire Agreement	82
10.12	Severability	83
10.13	Counterparts; Effectiveness	83
10.14	Definitions	83
10.15	Interpretation and Construction	84
10.16	Waiver of Claims Against Financing Sources	86

EXHIBITS

Exhibit A	Definitions
Exhibit B	Statutory Merger Agreement

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October 22, 2023 (this “Agreement”), is entered into by and among Textainer Group Holdings Limited, an exempted company limited by shares incorporated under the Laws of Bermuda (the “Company”), Typewriter Parent Ltd., an exempted company incorporated under the Companies Act (2023 Revision) (as amended) of the Cayman Islands (“Parent”), and Typewriter Merger Sub Ltd., an exempted company limited by shares incorporated under the Laws of Bermuda and a Subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties”). Capitalized terms are used herein with the definitions set forth in Exhibit A.

RECITALS

WHEREAS, the Parties intend that, upon the terms and subject to the conditions of this Agreement and a statutory merger agreement among the Company and Merger Sub, substantially in the form set forth in Exhibit B (the “Statutory Merger Agreement”), and in accordance with the applicable provisions of the Companies Act, Merger Sub will merge with and into the Company, with the Company as the surviving company (the “Merger”);

WHEREAS, the Company Board has unanimously (a) approved and declared advisable this Agreement and the Statutory Merger Agreement and the Transactions, (b) determined that the terms of this Agreement and the Statutory Merger Agreement are fair to and in the best interests of the Company and the holders of Shares (other than Excluded Shares that are not Dissenting Shares), (c) determined that the Per Share Merger Consideration constitutes fair value for each Share in accordance with the Companies Act, (d) determined that the conversion of each Company Preference Share into a preference share of the Surviving Company pursuant to Sections 3.1(d)(i)(1) and 3.1(d)(ii)(1) of this Agreement constitutes fair value for each such Company Preference Share in accordance with the Companies Act, (e) directed that this Agreement and the Statutory Merger Agreement be submitted to the holders of Shares and Company Preference Shares for their adoption, and (f) resolved, subject to the terms and conditions set forth in this Agreement and the Statutory Merger Agreement, to recommend that the holders of Shares and Company Preference Shares adopt this Agreement, the Statutory Merger Agreement and the Merger;

WHEREAS, the board of directors of Parent and the board of directors of Merger Sub have each approved this Agreement, the Statutory Merger Agreement and the Transactions and determined that the terms of this Agreement, the Statutory Merger Agreement and the Transactions are in the best interests of their respective companies and shareholders, and declared the advisability of this Agreement, the Statutory Merger Agreement and the Transactions; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the Transactions.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

CLOSING; CERTIFICATE OF MERGER AND EFFECTIVE TIME; THE MERGER

1.1 Closing. The Closing shall take place (i) by electronic exchange of signatures at 8:00 a.m. (New York time) on the fourteenth Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions); provided, that, if the JSE Closing Approval is not obtained, the Closing shall occur on the first Business Day following the first Friday that occurs on or following the end of such fourteen Business Day period or (ii) at such other date, time and place as the Parties may agree in writing.

1.2 Merger Effective Time. On the terms and subject to the conditions set forth in this Agreement and the Statutory Merger Agreement, the Company, Parent and Merger Sub will (a) on the Closing Date, execute and deliver the Statutory Merger Agreement, (b) on or prior to the Closing Date, cause an application for registration of the Surviving Company (the “Merger Application”) to be executed and delivered to the Registrar of Companies in Bermuda (the “Registrar”) as provided under Section 108 of the Companies Act and to be accompanied by the documents required by Section 108(2) of the Companies Act and (c) cause to be included in the Merger Application a request that the Registrar issue the certificate of merger with respect to the Merger (the “Certificate of Merger”) on the Closing Date at the time of day mutually agreed (with each acting reasonably) upon by the Company and Parent and set forth in the Merger Application. The Merger shall become effective upon the issuance of the Certificate of Merger by the Registrar at the time and date shown on the Certificate of Merger (such time as the Merger becomes effective being the “Effective Time”).

1.3 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the Statutory Merger Agreement, and pursuant to Section 104H of the Companies Act, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving company in the Merger (such surviving company, the “Surviving Company”).

1.4 Effects of Merger. From and after the Effective Time, the Merger shall have the effects set forth in this Agreement, the Statutory Merger Agreement and Section 109(2) of the Companies Act. Without limiting the generality of the foregoing:

(a) the Parties acknowledge and agree that (i) the Merger shall be effected so as to constitute a “merger” as such term is understood under the Companies Act and (ii) the Surviving Company shall be deemed to be a “surviving company” in accordance with Section 104H of the Companies Act;

(b) pursuant to Section 109(2) of the Companies Act, from and after the Effective Time: (i) the Merger and the vesting of the undertaking, property and liabilities of the Company and Merger Sub in the Surviving Company shall become effective; (ii) the Surviving Company shall continue to be liable for the obligations and liabilities of each of the Company and Merger Sub; (iii) any existing cause of action, claim or liability to prosecution shall be unaffected; (iv) any civil, criminal or administrative action or proceeding pending by or against the Company or Merger Sub may be continued to be prosecuted by or against the Surviving Company; (v) a conviction against, or ruling, order or judgment in favor of or against, the Company or Merger Sub may be enforced by or against the Surviving Company; (vi) the Registrar shall strike off the register Merger Sub; and (vii) the cessation of Merger Sub shall not be a winding-up within Part XIII of the Companies Act; and

(c) the Certificate of Merger shall be deemed to be the certificate of incorporation of the Surviving Company; provided, however, the date of incorporation of the Company and Merger Sub shall be their respective original dates of incorporation and the Merger shall not alter such original dates of incorporation.

1.5 Closing Funds. No later than fourteen Business Days prior to Closing, the Parties shall reasonably cooperate to agree on the use of any cash available to the Company or its Subsidiaries (including unrestricted cash on hand and cash available from any then-existing credit facility, subject to the limitations thereof) for the payment at Closing of all or a portion of the Company expenses due at Closing (including expenses of advisors of the Company) or the funding of a portion of the Merger Consideration. The Parties agree to document any such cash uses in a Closing flow of funds, which shall include details regarding the applicable Company payor, the payee, and related account information. Without limiting the foregoing, the Parties shall cooperate in good faith with a view to making such payments in a tax-efficient manner.

ARTICLE II

MEMORANDUM OF ASSOCIATION, BYE-LAWS, DIRECTORS AND OFFICERS OF THE SURVIVING COMPANY

2.1 Memorandum of Association and Bye-Laws of the Surviving Company.

(a) At the Effective Time, the memorandum of association of the Surviving Company shall be amended to be in substantially the form of the memorandum of association of the Company as in effect immediately prior to the Effective Time until thereafter changed or amended as provided therein or pursuant to applicable Law (in each case, subject to Section 7.12).

(b) At the Effective Time, the bye-laws of the Surviving Company shall be the bye-laws of the Company as in effect immediately prior to the Effective Time until thereafter changed or amended as provided therein or pursuant to applicable Law (in each case, subject to Section 7.12).

2.2 Directors of the Surviving Company. Except as otherwise determined by Parent prior to the Effective Time, the Parties shall take all actions necessary so that the board of directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Company, each to hold office until his or her or their successor has been duly elected and qualified or appointed or until his or her or their earlier death, resignation or removal, as the case may be, in accordance with the bye-laws of the Surviving Company and applicable Law.

2.3 Officers of the Surviving Company. Except as otherwise determined by Parent prior to the Effective Time, the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company, each to hold office until his or her or their successor has been duly elected and qualified or appointed or until his or her or their earlier death, resignation or removal, as the case may be, in accordance with the bye-laws of the Surviving Company and applicable Law.

ARTICLE III

EFFECT OF THE MERGER ON SHARE CAPITAL; DELIVERY OF MERGER CONSIDERATION

3.1 Effect of the Merger on Share Capital. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Shares or any Company Preference Shares or on the part of the sole shareholder of Merger Sub:

(a) Merger Consideration. Each Eligible Share shall be canceled and shall be converted automatically into the right to receive the Per Share Merger Consideration, or, in the case of holders of Shares on the JSE, the Rand equivalent of the Per Share Merger Consideration at the USD/Rand Exchange Rate, payable, without interest and subject to the applicable Tax withholding, to the holder (or, in the case of holders of Shares on the JSE, the beneficial owner) of such Eligible Share, upon surrender, in the manner provided in Section 3.2(b), of the Certificate or book-entry account that formerly evidenced such Eligible Share.

(b) Treatment of Excluded Shares. Each Excluded Share, other than Dissenting Shares which are addressed in Section 3.2(g), shall cease to be issued and outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(c) Merger Sub. Each common share of Merger Sub, par value $1.00 per share, issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable common share of the Surviving Company, par value $0.01 per share, and together with the preference shares of the Surviving Company (subject to the redemption of the Company Preference Shares pursuant to Section 3.1(d)), shall constitute the only issued and outstanding share capital of the Surviving Company as of immediately after the Effective Time.

(d) Conversion and Redemption of Company Preference Shares.

(i) Each Series A Preference Share issued and outstanding immediately prior to the Effective Time shall (1) automatically convert into a preference share of the Surviving Company and shall be entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions set forth in the Series A Certificate of Designations and shall remain following the Effective Time in full force and effect as an obligation of the Surviving Company; and (2) be redeemed by the Surviving Company in accordance with the Series A Certificate of Designations, and each holder thereof shall receive an amount equal to the amount to which such holder is entitled in accordance with Section 10 of the Series A Certificate of Designations. The Company shall prepare and deliver on (or, at Parent’s election, the Surviving Company shall deliver up to 60 days following) the Closing Date to each holder of Series A Preference Shares a notice of redemption in accordance with the Series A Certificate of Designations. The Company shall prepare and deliver on (or, at Parent’s election, the Surviving Company shall deliver up to 60 days following) the Closing Date a notice of redemption for each depositary share representing a 1/1000th interest in a Series A Preference Share in accordance with the deposit agreement for such Series A Preference Shares. If so requested by Parent in writing (which may be via email), the Parties will cooperate in good faith, and will each use commercially reasonable efforts to have, the depositary waive its notice requirements under section 2.8 of the Series A Deposit Agreement; provided, that in no event shall the receipt of such waiver be a condition to the Closing.

(ii) Each Series B Preference Share issued and outstanding immediately prior to the Effective Time shall (1) automatically convert into a preference share of the Surviving Company and shall be entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions set forth in the Series B Certificate of Designations and shall remain following the Effective Time in full force and effect as an obligation of the Surviving Company and (2) be redeemed by the Surviving Company in accordance with the Series B Certificate of Designations, and each holder thereof shall receive an amount equal to the amount to which such holder is entitled in accordance with Section 10 of the Series B Certificate of Designations. The Company shall prepare and deliver on (or, at Parent’s election, the Surviving Company shall deliver up to 60 days following) the Closing Date to each holder of Series B Preference Shares a notice of redemption in accordance with the Series B Certificate of Designations. The Company shall prepare and deliver on (or, at Parent’s election, the Surviving Company shall deliver up to 60 days following) the Closing Date a notice of redemption for each depositary share representing a 1/1000th interest in a Series B Preference Share in accordance with the deposit agreement for such Series B Preference Shares. If so requested by Parent in writing (which may be via email), the Parties will cooperate in good faith, and will each use commercially reasonable efforts to have, the depositary waive its notice requirements under section 2.8 of the Series B Deposit Agreement; provided, that in no event shall the receipt of such waiver be a condition to the Closing.

3.2 Exchange of Eligible Shares and Delivery of Merger Consideration.

The following Sections 3.2(a)-(e) shall apply to Shares listed on the NYSE:

(a) Deposit of Merger Consideration and Exchange Agent.

(i) Prior to the Effective Time, Parent shall appoint an agent reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of acting as the exchange agent for the payment and delivery of the NYSE Common Merger Consideration to each holder of record of Eligible Shares listed on the NYSE (the “NYSE Eligible Shares”) that are (A) Certificates or (B) Book-Entry Shares not held, directly or indirectly, through DTC. As promptly as practicable after the Effective Time, but on the Closing Date, Parent shall deposit, or cause to be deposited, (I) with the Exchange Agent, an amount in cash in immediately available funds sufficient to make payments of the NYSE Common Merger Consideration in respect of the NYSE Eligible Shares (such cash being hereinafter referred to as the “Exchange Fund”) and (II) with the Surviving Company, an amount in cash in immediately available funds sufficient to make payments of the Aggregate Option Merger Consideration to the holders of Company Options (other than Company Options with respect to which the Company has no Tax withholding obligations, if any) in accordance with Section 3.3(b) through the payroll services of the Company (including the Surviving Company), which payment shall occur not later than the later of five Business Days following the Closing Date and the next regular payroll date following the Closing Date.

(ii) Pursuant to the Exchange Agent Agreement, among other things, the Exchange Agent shall (A) act as the exchange agent for the payment and delivery of the NYSE Common Merger Consideration and (B) invest the Exchange Fund, if and as directed by Parent. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level sufficient to make prompt payment and delivery of the NYSE Common Merger Consideration as contemplated by Section 3.1(a), or to the extent the Exchange Fund is not sufficient to make prompt payment and delivery of the NYSE Common Merger Consideration in respect of any Dissenting Shares that become Eligible Shares pursuant to Section 3.2(g)(ii), Parent shall promptly deposit or cause to be deposited such additional amounts in cash in immediately available funds with the Exchange Agent for the Exchange Fund so as to ensure that the Exchange Fund is at all relevant times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment (if any) in excess of the amounts payable pursuant to Section 3.2(b) and Section 3.2(c) shall be promptly returned to Parent or the Surviving Company, as determined by Parent in accordance with the terms and conditions of the Exchange Agent Agreement.

(b) Procedures for Surrender.

(i) As promptly as practicable after the Closing Date (but in any event within three Business Days thereafter), Parent shall cause the Exchange Agent to mail or otherwise provide each holder of record of NYSE Eligible Shares that are (A) Certificates or (B) Book-Entry Shares not held, directly or indirectly, through DTC notice advising such holders of the effectiveness of the Merger, which notice shall include (1) appropriate transmittal materials (including a customary letter of transmittal) specifying that delivery shall be effected, and risk of loss and title to the Certificates or such Book-Entry Shares shall pass only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.2(e)) or the surrender of such Book-Entry Shares to the Exchange Agent (which shall be deemed to have been effected upon the delivery of a customary “agent’s message” with respect to such Book-Entry Shares or such other reasonable evidence, if any, of such surrender as the Exchange Agent may reasonably request pursuant to the terms and conditions of the Exchange Agent Agreement), as applicable (such materials to be in such form and have such other provisions as Parent and the Company may reasonably agree), and (2) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.2(e)) or such Book-Entry Shares to the Exchange Agent in exchange for the NYSE Common Merger Consideration that such holder is entitled to receive as a result of the Merger pursuant to this Article III.

(ii) With respect to NYSE Eligible Shares that are Book-Entry Shares held, directly or indirectly, through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries to ensure that the Exchange Agent shall transmit to DTC or its nominees as promptly as practicable after the Effective Time, upon surrender of NYSE Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Company, the Exchange Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries, the NYSE Common Merger Consideration that the beneficial owners thereof are entitled to receive as a result of the Merger pursuant to this Article III.

(iii) Upon surrender to the Exchange Agent of NYSE Eligible Shares that (A) are Certificates, by physical surrender of such Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.2(e)) together with the letter of transmittal, duly completed and executed, and such other documents as may be reasonably required by the Exchange Agent, (B) are Book-Entry Shares not held through DTC, by book-receipt of an “agent’s message” by the Exchange Agent in connection with the surrender of Book-Entry Shares (or such other reasonable evidence, if any, of surrender with respect to such Book-Entry Shares, as the Exchange Agent may reasonably request pursuant to the terms and conditions of the Exchange Agent Agreement), in each case of the foregoing clauses (A) and (B) of this Section 3.2(b)(iii), pursuant to such materials and instructions contemplated by Section 3.2(b)(i), and (C) are Book-Entry Shares held, directly or indirectly, through DTC, in accordance with DTC’s customary surrender procedures and such other procedures as agreed by the Company, Parent, the Exchange Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries pursuant to Section 3.2(b)(ii), the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver, out of the Exchange Fund, as promptly as practicable to such holders, subject to the applicable Tax withholding, an amount in cash in immediately available funds sufficient to make payments of any cash consideration payable pursuant to Section 3.1(a) in respect of the Eligible Shares represented by such Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.2(e)) or such Book-Entry Shares.

(iv) In the event of a transfer of ownership of any Certificate that is not registered in the share transfer books or ledger of the Company or if the consideration payable is to be paid in a name other than that in which the Certificate or Certificates surrendered or transferred in exchange therefor are registered in the share transfer books or ledger of the Company, a check for any cash to be exchanged upon due surrender of any such Certificate or Certificates may be issued by the Exchange Agent to such a transferee if the Certificate or Certificates is or are (as applicable) properly endorsed and otherwise in proper form for surrender and presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable

Transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to Parent and the Exchange Agent. Payment of the applicable Common Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered in the share transfer books or ledger of the Company.

(v) For the avoidance of doubt, no interest shall be paid or accrued for the benefit of any holder of NYSE Eligible Shares on any amount payable upon the surrender of any NYSE Eligible Shares.

(c) Transfers. From and after the Effective Time, there shall be no transfers on the share transfer books or ledger of the Company of the NYSE Eligible Shares. If, after the Effective Time, any Certificate or acceptable evidence of a Book-Entry Share that is a NYSE Eligible Share is presented to the Surviving Company, Parent or the Exchange Agent for transfer, it shall be cancelled and exchanged for the applicable NYSE Common Merger Consideration to which the holder thereof is entitled to receive as a result of the Merger pursuant to this Article III.

(d) Termination of Exchange Fund.

(i) Any portion of the Exchange Fund (including any interest and other income resulting from any investments thereof (if any)) that remains unclaimed by the holders of NYSE Eligible Shares for one year from and after the Closing Date shall be delivered to Parent or the Surviving Company, as determined by Parent. Any holder of NYSE Eligible Shares who has not theretofore complied with the procedures, materials and instructions contemplated by this Section 3.2 shall thereafter look only to the Surviving Company for payment of the NYSE Common Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 3.2(g)) in respect thereof.

(ii) Notwithstanding anything to the contrary set forth in this Article III, none of the Surviving Company, Parent, the Exchange Agent or any other Person shall be liable to any former holder of Shares, Company Preference Shares or Company Equity Awards or any other Person for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. If any Certificates or Book-Entry Shares shall not have been surrendered immediately prior to the date on which any cash in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such cash in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of such fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent pursuant to the Exchange Agent Agreement or otherwise, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent or the Exchange Agent pursuant to the Exchange Agent Agreement or otherwise as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Exchange Agent will pay the applicable NYSE Common Merger Consideration payable pursuant to Section 3.1(a) in respect of such lost, stolen or destroyed Certificate.

(f) Shares Listed on the JSE. With respect to Shares listed on the JSE, the foregoing provisions in Sections 3.2(a)-(e), as modified in accordance with the requirements of the JSE or applicable Law or as otherwise determined by the Parties acting in good faith, shall apply to such Shares listed on the JSE, and the Parties shall use commercially reasonable efforts to give effect to the foregoing in this Section 3.2(f).

(g) Shares of Dissenting Holders.

(i) At the Effective Time, (1) all Dissenting Shares that are Shares shall automatically be cancelled and, unless otherwise required by applicable Law, converted into the right to receive the Common Merger Consideration pursuant to Section 3.1(a); and (2) all Dissenting Shares that are Company Preference Shares shall be cancelled and automatically converted into the right to receive preference shares in the Surviving Company in accordance with Section 3.1(d). Any holder of Dissenting Shares shall, in the event that the fair value of a Dissenting Share as appraised by the Supreme Court of Bermuda under Section 106(6) of the Companies Act (the “Appraised Fair Value”) is greater than the Per Share Merger Consideration with respect to Shares, or the value of the preference shares of the Surviving Company with respect to the Company Preference Shares, as the case may be, be entitled to receive such difference from the Surviving Company by payment made within one (1) month after such Appraised Fair Value is finally determined pursuant to such appraisal procedure.

(ii) In the event that a holder fails to exercise, effectively withdraws or otherwise waives any right to appraisal (each, an “Appraisal Withdrawal”), such holder’s Dissenting Shares shall be cancelled and converted as of the Effective Time into the right to receive, in the case of Shares, the Common Merger Consideration pursuant to Section 3.1(a), without interest and subject to any required withholding of Taxes as provided in Section 3.2(h), and in the case of Company Preference Shares, the preference shares of the Surviving Company, or, subject to Section 3.1(d), the amount payable in redemption thereof, in each case in accordance with Section 3.1(d).

(iii) The Company shall give Parent (A) prompt (but in any event within 48 hours of the Company’s receipt of such demand) written notice of (I) any demands for appraisal of Dissenting Shares or Appraisal Withdrawals and any other written instruments, notices, petitions or other communication received by the Company in connection with the foregoing and (II) to the extent that the Company has Knowledge thereof, any applications to the Supreme Court of Bermuda for appraisal of the fair value of the Dissenting Shares and (B) to the extent permitted by applicable Law, the opportunity to direct any settlement negotiations and proceedings with respect to any demands for appraisal under the Companies Act; provided Parent shall as promptly as practicable (x) keep the Company reasonably informed with respect to the status thereof and (y) give the Company a reasonable opportunity to participate in the defense or settlement (at the Company’s sole expense and subject to a customary joint defense agreement) of any demands for appraisal under the Companies Act and shall consider in good faith the Company’s advice with respect thereto. The Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, offer to settle or settle any such demands or applications, or waive any failure to timely deliver a written demand for appraisal or to timely take any other action to exercise appraisal rights in accordance with the Companies Act. The payment of any amount payable to holders of Dissenting Shares shall be the obligation of the Surviving Company. Prior to the Closing, any settlement or compromise thereof agreed to by Parent shall only be effective upon the Closing, shall not contain any obligations of the Company prior to the Closing and shall automatically terminate if this Agreement is validly terminated.

(h) Withholding Rights. Each of Parent, the Surviving Company and the Exchange Agent (and any of their respective Affiliates) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares or Company Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable Tax Law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts (i) shall be timely remitted to the applicable Taxing Authority and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares or Company Equity Awards in respect of which such deduction and withholding was made. The Parties hereby agree to take commercially reasonable efforts to cooperate to eliminate or reduce any such deduction or withholding.

3.3 Treatment of Equity Awards.

(a) Company RSUs.

(i) At the Effective Time, each award of Company RSUs that is outstanding as of immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, be converted into the contingent right (in accordance with Section 3.3(a)(ii)) to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of Company RSUs subject to such award (with respect to any performance-based vesting requirements, assuming attainment of the maximum level of performance under the terms of the applicable award agreement) immediately prior to the Effective Time, by (y) the Per Share Merger Consideration plus any unpaid cash in respect of dividends equivalent rights accrued prior to the Effective Time with respect to such Company RSU (after giving effect to the maximum level of performance), less applicable Taxes required to be withheld with respect to such payment under Section 3.2(h) (the “Unvested Company RSU Consideration”).

(ii) Vesting and Payment of Unvested Company RSU Consideration. Subject to the applicable holder’s continued service with Parent and its Affiliates (including the Surviving Company and its Subsidiaries), the Unvested Company RSU Consideration shall vest and become payable upon the earlier to occur of: (x) the satisfaction of the time-based vesting conditions (including any vesting acceleration provisions) that applied to the corresponding portion of the applicable unvested Company RSUs immediately prior to the Effective Time, and (y) the twelve month anniversary of the Effective Time (except that this clause (y) shall not apply with respect to the Specified RSUs); provided that with respect to any Company RSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at such time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Company Share Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code. The Unvested Company RSU Consideration shall otherwise remain subject to the same terms and conditions that were applicable to the underlying Company RSUs immediately prior to the Effective Time (after giving effect to the provisions for performance-based vesting provided in Section 3.3(a)(i) and except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other administrative or ministerial changes as in the reasonable and good faith determination of Parent are appropriate to conform the administration of the Unvested Company RSU Consideration).

(b) Treatment of Company Options. At the Effective Time, each Company Option that is issued and outstanding as of immediately prior to the Effective Time (whether or not vested) shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of Shares subject to such Company Option that is outstanding immediately prior to the Effective Time, by (y) the amount by which the Per Share Merger Consideration exceeds the per-share exercise price of the Company Option, less applicable Taxes required to be withheld with respect to such payment under Section 3.2(h). For clarity, any Company Option that is issued and outstanding immediately prior to the Effective Time with a per-share exercise price that is greater than or equal to the Per Share Merger Consideration shall be cancelled at the Effective Time without payment or other consideration therefor.

(c) Company Actions. At or prior to the Effective Time, the Company, the Company Board and the Company Compensation Committee, as applicable, shall adopt any resolutions that are necessary to (i) effectuate the treatment of the Company Equity Awards set forth in Section 3.3(a) and Section 3.3(b) and (ii) cause the Company Share Plan (other than the agreements underlying, and the terms of the Company Share Plan applicable to, the Unvested Company RSU Consideration, in each case, solely to the extent relevant to the terms and conditions of this Section 3.3) to terminate at or prior to the Effective Time. The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Company shall be required to deliver Shares or other share capital of the Company to any Person pursuant to or in settlement of Company Equity Awards.

3.4 Adjustments to Prevent Dilution. Notwithstanding anything to the contrary set forth in this Agreement, if, from the execution and delivery of this Agreement to the earlier of the Effective Time and the termination of this Agreement and abandonment of the Transactions pursuant to Article IX, the issued and outstanding Shares or securities convertible or exchangeable into or exercisable for Shares shall have been changed into a different number of Shares or securities or a different class by reason of any reclassification, stock split, stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a stock dividend with a record date within such period shall have been declared, then the Merger Consideration and any other amounts payable pursuant to this Agreement shall be equitably adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 3.4 shall be construed to permit the Company or any other Person to take any action except to the extent consistent with, and not otherwise limited or prohibited by, the terms and conditions of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth (i) in the Company Reports filed with or furnished to the SEC on or after the Applicable Date until the date that is the Business Day prior to the date of this Agreement (but excluding any disclosures in the Company Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Quantitative and Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature); provided, that the disclosures in the Company Reports shall not be deemed to qualify any representations or warranties made in Section 4.2 or (ii) in the corresponding sections or subsections of the confidential disclosure letter delivered to Parent by the Company prior to or concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being agreed that for the purposes of the representations and warranties made by the Company in this Agreement, disclosure of any item in any section or subsection of the Company Disclosure Letter that corresponds to any section or subsection of this Article IV shall be deemed disclosure with respect to any other section or subsection that corresponds to any section or subsection of this Article IV to which the relevance of such item is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Parent and Merger Sub that:

4.1 Organization, Good Standing and Qualification.

(a) The Company is an exempted company limited by shares duly incorporated and validly existing under the Laws of Bermuda. The Company has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction in which the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. The Company has made available to Parent true and complete copies of its memorandum of association and bye-laws, and the comparable Organizational Documents of each of the Company’s Subsidiaries, in effect as of the date of this Agreement. Neither the Company nor any of its Subsidiaries is in material violation of any of the provisions of its memorandum of association and bye-laws or other comparable Organizational Documents.

(b) Each of the Company’s Subsidiaries is duly incorporated or organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its incorporation or organization, except where the failure to be so incorporated or organized, existing or in good standing would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

4.2 Capital Structure.

(a) The authorized share capital of the Company consists of 140,000,000 Shares and 10,000,000 preferred shares, of which 6,000 are designated Series A Preference Shares and 6,000 are designated Series B Preference Shares. As of the Capitalization Date: (i) 40,851,445 Shares were issued and outstanding, (ii) 983,897 Shares were underlying outstanding Company RSUs (assuming attainment of maximum performance under any performance vesting conditions); (iii) 6,000 Series A Preference Shares and 6,000 Series B Preference Shares were issued and outstanding; (iv) 606,268 Shares were subject to outstanding Company Options; and (v) 1,024,851 Shares were reserved and available for new award grants pursuant to the Company’s Share Plan. Since the Capitalization Date and through the date of this Agreement, (A) neither the Company nor any of its Subsidiaries has issued any securities or interests or incurred any obligation to make any payments based on the price or value of any securities or interests, (B) the Company Share Plan has not been amended or otherwise modified, (C) no Shares or Company Preference Shares have been repurchased or redeemed or issued (other than with respect to the vesting or settlement of Company Equity Awards outstanding prior to the Capitalization Date and pursuant to the terms of the applicable Company Share Plan in effect on the Capitalization Date or as otherwise expressly permitted by this Agreement), and (D) no Shares have been reserved for issuance and no Company Equity Awards have been granted, except pursuant to the terms of the applicable Company Share Plan in effect on the Capitalization Date.

(b) Section 4.2(b) of the Company Disclosure Letter sets forth for each outstanding Company Equity Award as of the Capitalization Date (i) the name of the holder thereof, (ii) the location of such holder, (iii) the type of Company Equity Award and number of Shares related thereto (and, if applicable, assuming achievement of the applicable performance metrics at the maximum level of performance and in the case of Company Options, the exercise price), (iv) whether such holder is an employee of the Company as of the Capitalization Date, (v) the date of grant, (vi) the vesting schedule and (vii) accrued dividend equivalent amounts in respect of such Company Equity Awards (the “Company Equity Award Schedule”).

(c) Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations, the holders of which have the right to vote (or convert into or be exercised for securities having the right to vote) with the shareholders of the Company on any matter or with the equity holders of any of the Company’s Subsidiaries on any matter, respectively.

(d) Set forth in Section 4.2(d) of the Company Disclosure Letter is a list, as of the date of this Agreement, of all the Subsidiaries of the Company, listing for each such Subsidiary its name, jurisdiction, and authorized share capital or other equity interest, and for any Subsidiary that is not a Wholly Owned Subsidiary, the number and type of its issued and outstanding shares of capital stock or other equity interest and the current ownership of such shares or interests. Other than such Subsidiaries, as of the date hereof, there are no other Persons in which the Company or any of its Subsidiaries owns, of record or beneficially, any direct or indirect capital stock or other equity interest or any right (contingent or otherwise) to acquire the same. All of the shares of capital stock or other equity interests of each of the Subsidiaries held directly or indirectly by the Company are duly authorized, validly issued, fully paid and nonassessable, and are owned by the Company or its Subsidiaries, free and clear of all Encumbrances, other than Permitted Encumbrances.

(e) All of the issued and outstanding share capital or other securities of the Company (including, for the avoidance of doubt, the Shares and Company Preference Shares) have been duly authorized and are validly issued, fully paid and non-assessable and free and clear of any Encumbrance (other than any Permitted Encumbrance). Upon the issuance of any Shares in accordance with the terms of the Company Share Plan in effect on the Capitalization Date or as otherwise expressly permitted by this Agreement, such Shares will be duly authorized, validly issued, fully paid and non-assessable and free and clear of any Encumbrance (other than any Permitted Encumbrance). Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and, except for directors’ qualifying shares, owned by the Company or by a Wholly Owned Subsidiary of the Company, free and clear of any Encumbrance (other than any Permitted Encumbrance). None of the Company’s Subsidiaries owns any of the Shares.

(f) Except (i) as set forth in the Organizational Documents of the Company and its Subsidiaries and (ii) for the Company Equity Awards set forth on the Company Equity Award Schedule, there are no preemptive, subscription or other outstanding rights, options, warrants, conversion rights, share or stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or to sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

4.3 Corporate Authority; Approval and Fairness.

(a) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform under this Agreement and the Statutory Merger Agreement and to consummate the Transactions, and, except for obtaining the Requisite Company Vote, executing and delivering the Statutory Merger Agreement and filing the Merger Application with the Registrar pursuant to the Companies Act, no other action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the Statutory Merger Agreement and the consummation by the Company of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The Company Board has (i) determined that the Per Share Merger Consideration constitutes fair value for each Share in accordance with the Companies Act, (ii) determined that the conversion of each Company Preference Share into a preference share of the Surviving Company pursuant to Sections 3.1(d)(i)(1) and 3.1(d)(ii)(1) constitutes fair value for each such Company Preference Share in accordance with the Companies Act, (iii) determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, the Company, (iv) approved the Transactions, this Agreement and the Statutory Merger Agreement and (v) resolved, subject to Section 7.2, to recommend approval of the Merger, this Agreement and the Statutory Merger Agreement to the Company’s shareholders (such recommendation, the “Company Board Recommendation”).

(c) The Company has received the opinion of its financial advisor, BofA Securities, Inc., to the effect that the Merger Consideration is fair from a financial point of view, as of the date of such opinion, to the holders of Shares, other than Excluded Shares, that are not Dissenting Shares. A copy of such opinion has been or will promptly be delivered to Parent for informational purposes only following the execution and delivery of this Agreement by Parent and Merger Sub.

4.4 Governmental Filings; No Violations.

(a) Other than the expirations of the statutory waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations (i) under the HSR Act, (ii) associated with the filing of the Merger Application with the Registrar pursuant to the Companies Act, (iii) required to be made with or obtained from the SEC, (iv) required to be made with or by the NYSE or the JSE, (v) under state securities and “blue sky” Laws, (vi) to the Bermuda Monetary Authority, or (vii) set forth in Section 4.4(a) of the Company Disclosure Letter (collectively, the “Company Approvals”), and assuming the accuracy of the representations and warranties set forth in Section 5.3(a), no expirations of any statutory waiting periods under applicable Laws are required and no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by the Company or any of its Subsidiaries with any Governmental Entity in connection with the execution and delivery of and performance under this Agreement and the consummation of the Transactions, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

(b) The execution and delivery of and performance under this Agreement by the Company do not, and the consummation of the Transactions will not: (i) assuming (solely with respect to the consummation of the Transactions) the Requisite Company Vote is obtained, constitute or result in a breach or violation of or a contravention or conflict with the Organizational Documents of the Company or any of its Subsidiaries; (ii) assuming (solely with respect to the performance under this Agreement by the Company and the consummation of the Transactions) the Requisite Company Vote is obtained and the statutory waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 4.4(a) expire, are made or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of or a contravention or conflict with any Law to which the Company or any of its Subsidiaries is subject; or (iii) assuming (solely with respect to the entry into and performance under this Agreement by the Company and the consummation of the Transactions) the statutory waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 4.4(a) expire, are made or are obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of, or default under, the creation of any right or obligation under or the creation of an Encumbrance (other than any Permitted Encumbrance) on any of the rights, properties or assets of the Company or any of its Subsidiaries pursuant to any Material Contract or Lease, except, in the case of clauses (ii) and (iii) of this Section 4.4(b), as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

4.5 Compliance with Laws; Licenses.

(a) Compliance with Laws. Since the Applicable Date, the Company and each of its Subsidiaries have been, and are, in compliance with any Law (other than compliance with the FCPA and Other Anti-Bribery Laws, to which Section 4.5(b) applies) applicable to the Company and any of its Subsidiaries or by which any of their respective properties, rights or assets are bound, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, no investigation, review or proceeding by any Governmental Entity with respect to the Company or any of its Subsidiaries or their operations is pending or, to the Knowledge of the Company, threatened in writing, and, to the Knowledge of the Company, no Governmental Entity has indicated an intention to conduct the same.

(b) FCPA and Other Anti-Bribery Laws.

(i) The Company, its Subsidiaries, their respective directors and officers, and, to the Knowledge of the Company, their respective employees, agents or Persons acting on behalf or for the benefit of the Company, in each case, are in compliance with and, for the past five years, have complied with, the FCPA and Other Anti-Bribery Laws in all material respects.

(ii) For the past five years, neither the Company nor any of its Subsidiaries, their respective directors or officers, or, to the Knowledge of the Company, any employees, agents or other Persons acting on behalf or for the benefit of the Company, has (A) been charged or convicted or the subject of any investigation, by any Governmental Entity for any actual, alleged or suspected violation of the FCPA or Other Anti-Bribery Laws; or (B) offered, promised, provided, or authorized the provision of any money or other thing of value, directly or indirectly, to any government official, or to any Person while knowing that all or a portion of such money or other thing of value will be offered, given, or promised, directly or indirectly, to any government official, for the purpose of corruptly (1) influencing any act or decision of such government official in his or her official capacity, (2) inducing such government official to do or omit to do any act in violation of his or her lawful duties, (3) securing an improper advantage, or (4) inducing such government official to influence any act or decision of any Governmental Entity, in each case for the purpose of obtaining or retaining business for or with, or directing business to, any person.

(iii) For the past five years, the Company and its Subsidiaries have maintained in effect policies and procedures reasonably designed to promote compliance by the Company, its Subsidiaries, their respective officers, employees, agents, and any Person acting on behalf or for the benefit of the Company with the FCPA and Other Anti-Bribery Laws.

(c) Export and Sanctions Regulations.

(i) The Company, each of its Subsidiaries, their respective directors and officers, and, to the Knowledge of the Company, their respective employees, agents or Persons acting on behalf or for the benefit of the Company, in each case, is in compliance with, and, for the past five years, has been in compliance with, the Export and Sanctions Regulations in all material respects.

(ii) During the past five years, neither the Company nor any of its Subsidiaries, nor any of their respective directors or officers, or, to the Knowledge of the Company, any employees, agents or other Persons acting on behalf or for the benefit of the Company, has (A) has made any voluntary, directed or involuntary disclosure to any Governmental Entity with respect to any alleged act or omission arising under or relating to any non-compliance with Export and Sanctions Regulations, (B) has been the subject of an actual investigation, inquiry or enforcement proceeding relating to Export and Sanctions Regulations, nor has any such investigation, inquiry or enforcement been threatened in writing, or (C) received any written notice, request, penalty, or citation for any actual or potential non-compliance with Export and Sanctions Regulations.

(iii) None of the Company, its Subsidiaries, nor any of their respective directors, officers, employees, agents, representatives or other Persons acting on behalf of the Company or its Subsidiaries is or has been a Sanctioned Person.

(iv) The Company has instituted policies and procedures reasonably designed to promote compliance with the Export and Sanctions Regulations and has maintained such policies and procedures in full force and effect.

(d) Licenses. The Company and each of its Subsidiaries holds, and is in compliance with, all Licenses necessary to conduct its respective businesses as currently conducted as of the date of this Agreement and as required by all Laws applicable thereto, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. All Licenses of the Company and its Subsidiaries are in full force and effect, and no suspension or cancellation of any of the Licenses of the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, except where the failure to be in possession of or be in full force and effect with, or the suspension or cancellation of, any of the Licenses of the Company or any of its Subsidiaries would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

4.6 Company Reports.

(a) Since the Applicable Date, all Company Reports have been filed or furnished on a timely basis. Each of the Company Reports (including exhibits and other information incorporated therein) filed or furnished since the Applicable Date, at the time of its filing or being furnished (or, if amended or supplemented, as of the date of the last such amendment or supplement, or, in the case of a Company Report that is a registration statement filed pursuant to the Securities Act or a proxy statement filed pursuant to the Exchange Act, on the date of effectiveness of such Company Report or date of the applicable meeting, respectively), complied or will comply (as applicable), in all material respects, with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as applicable. The Company Reports (including exhibits and other information incorporated therein) filed or furnished since the Applicable Date have not and will not (as applicable) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, in each case when filed or furnished, or with respect to any proxy statement filed pursuant to the Exchange Act, on the date of the applicable meeting. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company Reports.

(b) (i) The Company has not received any non-public comment letters or other material correspondence from the SEC since the Applicable Date and (ii) since the Applicable Date, neither the Company nor any of the Company’s Subsidiaries has received from the SEC any written comments or questions with respect to any of the Company Reports (including the financial statements included therein) or any registration statement filed by any of them with the SEC or any notice from the SEC that such Company Reports (including the financial statements included therein) or registration statements are being reviewed or investigated, and, to the Knowledge of the Company, there is no investigation or review being conducted by the SEC of any Company Reports (including the financial statements included therein), in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

(c) Since the Applicable Date, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE and the JSE.

4.7 Disclosure Controls and Procedures and Internal Control Over Financial Reporting.

(a) The Company maintains, and, at all times since the Applicable Date, has maintained, “disclosure controls and procedures” required and as defined by Rule 13a-15 and Rule 15d-15, as applicable, under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company Reports is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(b) The Company maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15 under the Exchange Act) designed to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) that receipts and expenditures of the Company are being made only in accordance with authorizations of management of the Company and the Company Board and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and the Company’s Subsidiaries’ properties or assets.

(c) The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2022, and such assessment concluded that those controls were effective. The Company has disclosed, based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date of this Agreement, to the Company’s independent registered public accounting firm and the Audit Committee (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the preparation of financial statements or the internal accounting controls utilized by the Company and the Company’s Subsidiaries. The Company has made available to Parent a summary of any such disclosure made by management to the Company’s independent registered public accounting firm and the Audit Committee since the Applicable Date.

4.8 Financial Statements; No Undisclosed Liabilities.

(a) Financial Statements. Each of the consolidated balance sheets and consolidated statements of operations, shareholders’ equity and cash flows included in or incorporated by reference into the Company Reports filed since the Applicable Date: (i) were or will be prepared (as applicable), in each case, in accordance with GAAP, except as may be noted therein; and (ii) did or will fairly present, in all material respects (as applicable), the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and the financial position, consolidated results of operations, changes in shareholders’ equity and cash flows, as the case may be, of such companies as of and for the periods set forth therein, as applicable (subject, in the case of any unaudited statements, to notes and normal year-end audit adjustments).

(b) No Undisclosed Liabilities. Except for obligations and liabilities (i) reflected or reserved against in the Company’s most recent consolidated balance sheet (including the notes thereto) included in or incorporated by reference into the Company Reports filed prior to the date of this Agreement, (ii) incurred in the Ordinary Course of Business since the date of such consolidated balance sheet, (iii) incurred pursuant to this Agreement or (iv) incurred pursuant to Contracts or Licenses binding on the Company or any of its Subsidiaries or pursuant to which their respective properties and assets are bound (other than those resulting from a breach of such Contract or License or violation of Law), there are no obligations or liabilities of any nature of the Company or any of its Subsidiaries, whether or not accrued, absolute, contingent or otherwise and whether or not required to be disclosed, that would, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(c) Off-Balance Sheet Arrangements. The Company is not a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)).

4.9 Litigation.

(a) Excluding Proceedings relating to Taxes covered in Section 4.16, since the Applicable Date, there have been no, and there are no, Proceedings against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

(b) Since the Applicable Date, neither the Company nor any of its Subsidiaries has been a party to or subject to the provisions of any Order, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

4.10 Absence of Certain Changes.

(a) Since December 31, 2022 and through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course of Business, except for the negotiation, execution, delivery and performance of this Agreement.

(b) Since December 31, 2022 and through the date of this Agreement, there has not been a Company Material Adverse Effect or any event, change, occurrence, condition, development, circumstance, fact or effect that, individually or in the aggregate with such other events, changes, occurrences, conditions, developments, circumstances, facts or effects, would reasonably be expected to result in a Company Material Adverse Effect.

(c) Since December 31, 2022 and through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that, if taken during the period from the date of this Agreement to the Effective Time, would constitute a breach of Sections 7.1(b)(i), 7.1(b)(xi), 7.1(b)(xii), 7.1(b)(xix) or 7.1(b)(xx) (or has agreed, authorized or committed to do any of the foregoing) had such action been taken after the date of this Agreement.

4.11 Material Contracts.

(a) Each of the Company’s “material contracts” pursuant to Item 601(b)(10) of Regulation S-K promulgated by the SEC (a “Filed Company Contract”) has been filed with the SEC.

(b) Section 4.11(b) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of each of the following Contracts (other than Company Benefit Plans) to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound, without duplication (each such Contract and each Filed Company Contract, whether entered into prior to, on or after the date hereof, a “Material Contract”), and the Company has made available to Parent a true, correct and complete copy (including all amendments or modifications, but, with respect to any Material Contract after the date hereof, the Company shall make available such copy reasonably promptly after the Company enters into such Material Contract) of each such Material Contract:

(i) any Contract (excluding purchase orders for containers, roll trailers, chassis, tank containers, gensets or similar goods purchased for leasing to customers in the Ordinary Course of Business) relating to any Indebtedness (whether secured or unsecured) (A) of the Company or any of its Subsidiaries or (B) in respect of any asset-backed securitization or similar transactions (whether or not off-balance sheet) under which the Company or any of its Subsidiaries is an issuer, in the case of each of (A) and (B), with a principal amount in excess of $10,000,000 (whether outstanding or that may be incurred by its terms), other than, in the case of the foregoing clause (A), any such Contract solely between or among the Company and its Wholly Owned Subsidiaries or between or among the Company’s Wholly Owned Subsidiaries;

(ii) any Contract (excluding leases or purchase orders for containers, roll trailers, chassis, tank containers, gensets or similar goods purchased for leasing to customers in the Ordinary Course of Business) that relates to the acquisition or disposition of any assets, properties, Person or any business division thereof (whether by merger, sale of stock, sale of assets or otherwise) (A) involving amounts in excess of $15,000,000, (B) with material obligations remaining to be performed or with material actual or potential liability continuing after the date of this Agreement or (C) pursuant to which any earn-out or deferred or contingent payment obligation of more than $1,500,000 remains outstanding against the Company;

(iii) any Contract pursuant to which the Company or any of its Subsidiaries grants any license or covenant not to be sued under any material Intellectual Property Rights owned by the Company or any of its Subsidiaries, other than non-exclusive licenses granted in the Ordinary Course of Business;

(iv) any Contract pursuant to which the Company or any of its Subsidiaries obtains any license or covenant not to be sued under any Intellectual Property Rights that are material to the businesses of the Company or any of its Subsidiaries (provided that any agreements with Company Service Providers in the Ordinary Course of Business with respect to confidentiality and assignment of Intellectual Property Rights and licenses for open source Software shall not be required to be listed under Section 4.11(b) of the Company Disclosure Letter and the Company shall not be required to provide a true, correct and complete copy of such agreements or licenses to Parent), other than non-exclusive licenses for off-the-shelf Software (including Software provided as a service) or information technology services that have been granted on standardized, generally available terms;

(v) any partnership, limited liability company, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, limited liability company or joint venture material to the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries owns an interest, except for the Organizational Documents of the Company and its Subsidiaries and any other agreements or arrangements solely between the Company and its Wholly Owned Subsidiaries or solely among the Company’s Wholly Owned Subsidiaries;

(vi) any Contract (excluding equipment or inventory leases or other Contracts containing purchase options over equipment or inventory in the Ordinary Course of Business, the Company Equity Awards or the Organizational Documents of the Company and its Subsidiaries) that contains a put, call, right of first refusal, right of first offer or similar right or obligation or any other obligation pursuant to which the Company or any of its Subsidiaries would be required to, directly or indirectly, purchase or sell, as applicable, any securities, capital stock or other interests, assets or business;

(vii) any Contract with respect to any swap, forward, spot, future, credit default or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions (not including, for the avoidance of doubt, any plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants) (each such Contract, a “Swap Contract”);

(viii) any Contract that contains (A) a non-compete or client or customer non-solicit requirement or any other provision which restricts in any material respect the ability of the Company or any of its Affiliates to compete in any material line of business or geographic area or (B) “most favored nation,” “exclusivity” or similar provisions which limit in any material respect the freedom or right of the Company or any of its Subsidiaries to sell, lease or distribute any products or services for any Person;

(ix) any Contract between the Company or any of its Subsidiaries, on the one hand, and any present executive, officer or director of either the Company or any of the Company’s Subsidiaries, on the other hand, other than Company Benefit Plans and Contracts pursuant to the Company Share Plan;

(x) any Contract that by its terms limits the payment of dividends or other distributions by the Company or any of its Subsidiaries;

(xi) any Contract that creates a material Encumbrance (other than any Permitted Encumbrance) on any material asset of the Company or any of its Subsidiaries, taken as a whole;

(xii) any Contract that relates to the settlement or compromise of claims against the Company or any of its Subsidiaries or similar agreement (or proposed settlement, compromise or similar agreement) (A) with any Governmental Entity or (B) which subjects the Company or any of its Affiliates to any material ongoing requirements or restrictions;

(xiii) any Contract that, individually, or together with any related Contracts, requires an aggregate payment by the Company or any of its Subsidiaries, from and after the date of this Agreement until the end of the term of such Contract, in excess of $15,000,000, except for (A) any Contract that may be cancelled without penalty or termination payment by the Company or its Subsidiaries upon notice of 60 days or less and (B) any Contract for the purchase or sale of containers, roll trailers, chassis, tank containers, gensets or similar goods in the Ordinary Course of Business, including any acquisitions of the foregoing goods in connection with sale/leaseback transactions that were entered into prior to January 1, 2023; and

(xiv) the terms and conditions of lease for each customer set forth on Section 4.11(b)(xiv) of the Company Disclosure Letter.

(c) Except for expirations, including any non-renewals, in the Ordinary Course of Business after the date of this Agreement and in accordance with the terms of such Material Contract, each Material Contract is in full force and effect, valid and binding on, and enforceable against, the Company or one or more of its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, subject to the Bankruptcy and Equity Exception and except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(d) As of the date of this Agreement, there is no breach or violation of, or default under, any Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and no event has occurred that, with or without notice, lapse of time or both, would constitute or result in a breach or violation of, or default under, any such Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

4.12 Lease Terms and Conditions.

(a) Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, each Contract comprising a lease agreement with a Customer, the terms and conditions of which are listed on Section 4.11(b)(xiv) of the Company Disclosure Letter (including the lease schedules related thereto, collectively, a “Lease Agreement”), to which the Company or any of its Subsidiaries is currently a party with its respective lessees constitutes a legal, valid, binding and enforceable obligation in accordance with container leasing industry practice, of the contractual counterparties that are a party thereto, in accordance with its terms, except as such enforcement may be limited by the Bankruptcy and Equity Exception.

(b) As of the date of this Agreement, there is no breach or violation of, or default under, any Lease Agreement by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and no event has occurred that, with or without notice, lapse of time or both, would constitute or result in a breach or violation of, or default under, any such Lease Agreement by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

4.13 Employee Benefits.

(a) Section 4.13(a) of the Company Disclosure Letter sets forth a correct and complete list of each material Company Benefit Plan.

(b) With respect to each material Company Benefit Plan, the Company has made available to Parent, to the extent applicable, correct and complete copies of (i) the Company Benefit Plan document, including any amendments or supplements thereto, and all related trust documents, insurance Contracts or other funding vehicle documents (or where no such copies are available, a reasonably detailed written description thereof), (ii) the most recently prepared actuarial report, if any, (iii) all material correspondence to or from any Governmental Entity received in the last three years with respect thereto (or where no such copies are available, a reasonably detailed written description thereof), (iv) the most recent summary plan description together with any summaries of all material modifications and supplements thereto, (v) the most recent IRS determination or opinion letter, and (vi) the two most recent annual reports (Form 5500 or 990 Series and, for the avoidance of doubt, all schedules and financial statements attached thereto). Notwithstanding the foregoing, in the case of a Company Benefit Plan maintained by a professional employer organization, the Company has made available to Parent a summary of the benefits provided under such plan.

(c) Except, in each case, as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect:

(i) Each Company Benefit Plan (including any related trusts) has been established, operated and administered in compliance with its terms and applicable Laws, including ERISA and the Code, all contributions or other amounts payable by the Company or any of its Subsidiaries with respect thereto in respect of current or prior plan years have been paid or accrued in accordance with GAAP and there are no Proceedings (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened in writing by a Governmental Entity by, on behalf of or against any Company Benefit Plan or any trust related thereto that would reasonably be expected to result in any liability to the Company or any of its Subsidiaries.

(ii) Each Company Benefit Plan that is maintained for Company Employees outside of the U.S. (A) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, (B) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles, and (C) has been maintained in compliance with all applicable Laws.

(iii) Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be so qualified and, to the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualification or Tax exemption of any such Company Benefit Plan. With respect to any ERISA Plan, neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably would be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code.

(d) During the past six years, neither the Company nor any of its Subsidiaries nor any Company ERISA Affiliate has maintained, sponsored, participated in or contributed to (or been obligated to maintain, sponsor, participate in or contribute to), or has any current or contingent liability under, any (A) plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA, (B) Multiemployer Plan, (C) multiple employer plan as described in Section 413(c) of the Code or (D) “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(e) Except as required by applicable Law or benefits in the nature of severance pay, no Company Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or any of its Subsidiaries has any obligation to provide any such benefits.

(f) None of the execution and delivery of or the performance under this Agreement by the Company or the consummation of the Transactions would, either alone or in combination with another event that would not in and of itself trigger such result (A) entitle any Company Service Provider to severance pay or any increase in severance pay (other than severance pay required by any Law), (B) accelerate the time of payment or vesting, or increase the amount of compensation due to any such Company Service Provider, (C) cause the Company to transfer or set aside any assets to fund any benefits under any Company Benefit Plan, (D) limit or restrict the right to amend, terminate or transfer the assets of a Company Benefit Plan on or following the Effective Time, or (E) result in the payment of any amount that would, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. None of the Company or any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any Company Service Provider for any Tax incurred by such individual under Section 409A or 4999 of the Code.

4.14 Labor Matters.

(a) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other agreement or arrangement with a labor union, labor organization, works council or similar organization, and, to the Knowledge of the Company, there are no activities or Proceedings by any individual or group of individuals, including representatives of any labor unions, labor organizations, works councils or similar organizations, to organize any Company Employees. No labor union, labor organization, works council, or group of Company Employee has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. No Company Employees are represented by any labor union, labor organization or works council.

(b) As of the date of this Agreement, with respect to the Company Employees, there is no strike, lockout, slowdown, work stoppage, unfair labor practice or other material labor dispute, or material arbitration or grievance pending or, to the Knowledge of the Company, threatened.

(c) To the Knowledge of the Company, no Company Employee at the level of Vice President or above is in any material violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation to the Company that is, in each instance, likely to cause material harm to the Company.

(d) The Company and its Subsidiaries are not delinquent in payments to any Company Service Provider for any services or amounts required to be reimbursed or otherwise paid, except as would not be reasonably be expected to result in a Company Material Adverse Effect.

(e) None of the Company or its Subsidiaries is party to a settlement agreement with a current or former officer, employee or independent contractor of the Company or its Subsidiaries that involves allegations relating to sexual harassment by an executive of the Company or its Subsidiaries. To the Knowledge of the Company, in the last three years, no allegations of sexual harassment have been made against any executive officer of the Company or its Subsidiaries in their capacity as an officer of the Company or its Subsidiaries.

(f) To the Knowledge of the Company, no Company Employee, who is at the level of Vice President or higher, has provided notice to the Company of his or her intention to terminate his or her employment.

4.15 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect: (a) since the Applicable Date, the Company and its Subsidiaries have complied at all times with all applicable Environmental Laws; (b) to the Knowledge of the Company, no property currently owned or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings and surface and subsurface structures) or to the Knowledge of the Company any property formerly owned or operated by the Company or any of its Subsidiaries is contaminated with any Hazardous Substance which would reasonably be expected to require remediation or other action pursuant to any Environmental Law; (c) neither the Company nor any of its Subsidiaries is subject to any obligation or liability for any Hazardous Substance disposal or contamination on any third-party property; (d) since the Applicable Date, neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to any obligation or liability under any Environmental Law, which has not been resolved; (e) neither the Company nor any of its

Subsidiaries is subject to any Order or other agreement with any Governmental Entity or any indemnity or other agreement with any third party relating to any obligations or liabilities under any Environmental Law; and (f) there are no other circumstances or conditions involving the Company or any of its Subsidiaries that would reasonably be expected to result in any claim, obligation, liability, investigation, cost or restriction on the ownership, use, or transfer of any property pursuant to any Environmental Law. Since the Applicable Date, the Company has not received any reports, data, investigations, audits, assessments (including Phase I environmental site assessments and Phase II environmental site assessments), correspondence, studies, analyses, tests or monitoring pertaining to: (i) any material unresolved environmental liabilities; (ii) any Hazardous Substances in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries; or (iii) the Company’s or any of its Subsidiaries’ compliance with applicable Environmental Laws.

4.16 Tax Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) The Company and each of its Subsidiaries (A) has prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by or on behalf of any of them with the appropriate Taxing Authority and all such filed Tax Returns are true, correct and complete in all respects, (B) has timely paid all Taxes due and payable whether or not shown on any such Tax Returns, except with respect to matters contested in good faith and for which adequate reserves have been established in accordance with GAAP, (C) has withheld and timely paid to the appropriate Taxing Authority all Taxes required by Law, including in connection with amounts paid or owing to any employee, shareholder, creditor, independent contractor or third party (each as determined for Tax purposes), and (D) has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (except for extensions of time to file income Tax Returns obtained in the Ordinary Course of Business). No power of attorney has been granted with respect to any matter relating to Taxes of the Company or any of its Subsidiaries that will remain in effect after the Closing Date.

(ii) The Company and its Subsidiaries have never received a claim from a Taxing Authority in any jurisdiction where the Company and its Subsidiaries do not file Tax Returns stating that such jurisdiction believes that the Company or its Subsidiaries are required to file any Tax Return or that the Company or its Subsidiaries are or may be subject to Tax in such jurisdiction. Neither the Company nor any of its Subsidiaries has ever had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise had an office or fixed place of business outside its respective country of incorporation or organization, as applicable.

(iii) No deficiency with respect to Taxes has been, in writing, proposed, asserted or assessed against the Company or any of its Subsidiaries and there are no pending or threatened Proceedings regarding any Taxes of the Company and its Subsidiaries or the properties or assets of the Company and its Subsidiaries. There are no Encumbrances for material Taxes (other than any Permitted Encumbrance) on any of the properties or assets of the Company or any of its Subsidiaries.

(iv) Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement, other than such an agreement or arrangement solely between or among the Company and any of its Wholly Owned Subsidiaries and customary commercial contracts entered into in the Ordinary Course of Business, the principal subject of which is not Taxes.

(v) For the last three years, neither the Company nor any of its Subsidiaries, (A) has been a member of an affiliated group within the meaning of Section 1504(a) of the Code, or any other group of corporations filing (or required to file) a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of applicable Tax Law), as a transferee or successor, by Contract or otherwise. Neither the Company nor any of its Subsidiaries is a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(vi) All transactions entered into by or among the Company and its Subsidiaries have been made or entered into in accordance with arm’s length principles and are in compliance in all material respects with any applicable provisions of Law regarding transfer pricing, including Section 482 of the Code and the Treasury Regulations thereunder. The Company and each of its Subsidiaries has properly and in a timely manner documented its transfer pricing methodologies in material compliance with the Code, the Treasury Regulations, and any other applicable provision of Law.

(vii) Neither the Company nor any of its Subsidiaries has requested, applied for, sought or received any relief, assistance or benefit, including any deferral of Taxes, from any Taxing Authority under any COVID-19 Relief Legislation.

(viii) Neither the Company nor any of its Subsidiaries is a party to any arrangement that is classified as a partnership for U.S. tax purposes.

(b) During the preceding two-year period, neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(c) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(d) Notwithstanding anything to the contrary in this Agreement, (i) except for the representations and warranties set forth in Section 4.13 (to the extent such representations and warranties relate to Tax matters) and this Section 4.16, none of the Company nor any of its Subsidiaries makes, and each such Person hereby expressly disclaims, any express or implied representations or warranties, statutory, common law or otherwise, of any nature, with respect to Taxes, (ii) the representations and warranties of the Company and its Subsidiaries in this Section 4.16 refer only to activities prior to the Closing and shall not serve as representations or warranties regarding, or a guarantee of, nor can they be relied upon with respect to, Taxes attributable to any taxable period (or portion thereof) beginning, or Tax positions taken, after the Closing Date, and (iii) nothing in this Agreement (including the representations and warranties in this Section 4.16) shall be construed as providing a representation and warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax attribute of the Company or its Subsidiaries.

4.17 Leased Real Property; Personal Property.

(a) Section 4.17(a) of the Company Disclosure Letter sets forth the address of each Leased Real Property. The Company has made available to Parent true and complete copies of each lease, sublease, license and occupancy agreement with respect to such Leased Real Property (individually, a “Lease” and collectively, the “Leases”).

(b) Neither the Company nor any of its Subsidiaries owns any real property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or its Subsidiaries have a valid and enforceable leasehold interest in the Leased Real Property. None of the Company’s or any of its Subsidiaries’ leasehold interest in any such Leased Real Property is subject to any Encumbrance, except for Permitted Encumbrances.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, with respect to the Leased Real Property, (i) the Lease for such property is valid, legally binding, enforceable and in full force and effect in accordance with its terms, subject to the Bankruptcy and Equity Exception, (ii) there is no breach or violation of, or default under, any such Leases by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with or without notice, lapse of time or both, would constitute or result in a breach or violation of, or default under, any such Leases by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto or would permit or cause the termination, non-renewal or modification thereof or acceleration or creation of any right or obligation thereunder, and (iii) there are no written or oral subleases, concessions, licenses, occupancy agreements or other Contracts or arrangements granting to any Person other than the Company or its Subsidiaries the right to use or occupy any such property.

(d) Neither the Company nor any of its Subsidiaries has received any written notice of any pending or threatened condemnation of any material Leased Real Property by any Governmental Entity, nor, to the Knowledge of the Company, are there any public improvements or re-zoning measures proposed or in progress that would result in special assessments against or otherwise adversely affect any of the material Leased Real Property that would reasonably be expected to materially interfere with the business or operations of the Company and its Subsidiaries as currently conducted.

(e) The Company or one of the Subsidiaries has good and valid title to, or a valid leasehold interest in, all material tangible personal property reflected on the Company’s audited consolidated balance sheet as of December 31, 2022 and all material tangible personal property acquired by the Company or any Subsidiary since December 31, 2022 (except such personal property as has been disposed of in the Ordinary Course of Business since such date), in each case, free and clear of any and all Encumbrances except Permitted Encumbrances. For purposes of this Section 4.17(e), personal property shall not include shipping containers or related lease agreements.

4.18 Intellectual Property.

(a) All Registered Intellectual Property Rights and other Intellectual Property Rights material to the Company’s or any of its Subsidiaries’ respective businesses that are owned (or purported to be owned) by the Company or any of its Subsidiaries are solely and exclusively owned (legally and beneficially, and, for applications and registrations, of record) by the Company or one of its Subsidiaries, and for Registered Intellectual Property Rights, are subsisting, and to the Knowledge of the Company, valid and enforceable, and are not subject to any outstanding Order adversely affecting the validity or enforceability of, or the Company’s or its Subsidiaries’ ownership or use of, or rights in or to, any such Registered Intellectual Property Rights, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(b) Neither the Company nor any of its Subsidiaries has received any written claim, notice or invitation to license or similar communication since the Applicable Date, which has not since been resolved, (i) contesting or challenging the validity, enforceability or ownership of any Intellectual Property Rights material to the Company’s or any of its Subsidiaries’ respective businesses that are owned or purported to be owned by the Company or any of its Subsidiaries, or (ii) alleging that the Company or any of its Subsidiaries or any of their respective products or services infringes, misappropriates or otherwise violates the Intellectual Property Rights of any Person, whether directly or indirectly, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(c) The conduct of the respective businesses of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property Rights of any Person, and has not, since the Applicable Date, infringed, misappropriated or otherwise violated any Intellectual Property Rights of any Person, in each case, in any material respect. To the Knowledge of the Company, since the Applicable Date, no Person has infringed, misappropriated or otherwise violated any Intellectual Property Rights owned by the Company or any of its Subsidiaries, whether directly or indirectly, in any material respect. The foregoing representations and warranties in this Section 4.18(c), in Section 4.18(b)(ii) and those in Section 4.9, as applicable, are the sole representations and warranties herein with respect to any actual or alleged infringement, misappropriation or other violation of Intellectual Property Rights by the Company or any of its Subsidiaries.

(d) No material proprietary Software owned by the Company or any of its Subsidiaries that has been distributed or made available to other Persons contains, is derived from or links to any software subject to an “open source” or similar license that would condition the license for such software on the Company’s or any of its Subsidiaries’ making available the source code for such material proprietary Software under such circumstances. No Person other than the Company and its Subsidiaries (or their employees or contractors, solely for the purpose of performing services) has accessed or possessed (or has any current or contingent right to access or possess) any material proprietary source code owned by the Company or any of its Subsidiaries. All Persons engaged in the development of material Intellectual Property Rights for or on behalf of the Company and its Subsidiaries have assigned their rights in and to same to the Company or such Subsidiaries in writing, except where such rights initially vest in the Company or such Subsidiaries by operation of Law.

(e) The IT Assets owned by the Company and its Subsidiaries are sufficient in all material respects for the current needs of the businesses of the Company and its Subsidiaries, and, to the Knowledge of the Company, since the Applicable Date, there has been no unauthorized or unlawful access to such IT Assets. Such IT Assets have not malfunctioned or failed in a manner that, individually or in the aggregate, has resulted in or is reasonably expected to result in a Company Material Adverse Effect. The IT Assets have appropriate virus protection, security and back-up systems and regularly tested business continuity and disaster recovery plans, which are in accordance with Data Protection Laws and consistent with reasonable practices in the industry, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(f) The Company and its Subsidiaries have established, implemented and maintained since the Applicable Date written policies regarding privacy, cybersecurity and data security that are compliant with Data Protection Laws (such policies, collectively, the “Privacy and Security Policies”), in each case, in all material respects.

(g) The Company and each of its Subsidiaries has at all times since the Applicable Date (i) complied in material respects with all of their respective Privacy and Security Policies and contractual obligations, and with all Data Protection Laws, including with respect to the collection, use, storage, processing, transmission, transfer (including cross-border transfers), disclosure and protection of Personal Information, vendor due-diligence requirements, and contracts with third parties in all material respects, and (ii) used appropriate technical and organizational measures in material respects as required by Data Protection Laws designed to ensure the confidentiality, integrity, privacy and security of Personal Information, as monitored through penetration tests and vulnerability assessments (and the Company has taken commercially reasonable actions in response to any material identified vulnerabilities), and has remediated all high-level and critical-level vulnerabilities identified on the most recent formal vulnerability assessment prepared by or on behalf of the Company.

(h) Since the Applicable Date, the Company and its Subsidiaries have not (i) suffered any material unauthorized or unlawful access to, or acquisition, disclosure, destruction, loss, compromise, alteration or corruption of, Personal Information owned, maintained, or controlled by or on behalf of the Company or any of its Subsidiaries or (ii) received written notification from any Person alleging a material violation of any Data Protection Laws, Privacy and Security Policies or contractual obligations regarding Personal Information.

4.19 Insurance. Section 4.19 of the Company Disclosure Letter contains a true and complete list of all material insurance policies maintained by or for the benefit of the Company and its Subsidiaries (“Insurance Policies”), true and complete copies of which have been available to Parent. The Insurance Policies are in such amounts and covering such losses and risks as, in the Company’s reasonable determination, are adequate to protect the Company and its Subsidiaries and their respective businesses substantially consistent in character and amount, in all material respects, with that maintained by companies of similar size and financial condition of the Company and its Subsidiaries engaged in businesses similar to those of the Company and its Subsidiaries. Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, (a) all such Insurance Policies are in full force and effect, (b) all premiums due under all such Insurance Policies have been paid in full, (c) no written notice of default, termination, cancellation, or non-renewal with respect to any of the Insurance Policies has been received by the Company or any of its Subsidiaries, and (d) except as set forth on Section 4.19 of the Company Disclosure Letter, the limits of all such Insurance Policies are fully in place without any exhaustion or erosion, there are no open claims under any of the Insurance Policies where the claimed amount exceeds $500,000, and there are no material open claims relating to the Company or any of its Subsidiaries for which the applicable insurer has questioned, disputed or denied coverage.

4.20 Brokers and Finders. Neither the Company nor any of its Subsidiaries, nor any of their respective directors or employees (including any officers), has employed or retained any broker, finder or investment bank or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions, except that the Company has retained BofA Securities, Inc. as its financial advisor.

4.21 Anti-Takeover Provisions.

(a) No Takeover Statute applies to the Company with respect to this Agreement, the Statutory Merger Agreement or the Transactions.

(b) The Company is not party to a shareholder rights plan, “poison pill” or similar anti-takeover arrangement, or plan.

4.22 Related Party Transactions. To the Knowledge of the Company, no event has occurred since the date of the Company’s last proxy statement to its shareholders that would be required to be reported by the Company in accordance with Item 404 of Regulation S-K promulgated by the SEC.

4.23 No Other Representations or Warranties; Non-Reliance. Except for the express written representations and warranties made by the Company in this Article IV and in any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes any express or implied representation or warranty regarding the Company or any of its Subsidiaries or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement or the Transactions, and the Company expressly disclaims any other representations or warranties. Each of Parent and Merger Sub acknowledges, and agrees, that it has relied solely on the results of its and its Affiliates’ and their respective Representatives’ independent investigations and the express written representations and warranties made by the Company in this Article IV and in any other certificate or instrument delivered pursuant to this Agreement, and none of Parent, Merger Sub or any of their respective Affiliates or its or their respective Representatives has relied on and none are relying on any representations or warranties regarding the Company or any of its Subsidiaries or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement or the Transactions, other than the express written representations and warranties expressly set forth in this Article IV and in any certificate delivered pursuant to this Agreement. The Company acknowledges and agrees with the terms and provisions set forth in Section 5.9.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to the Company that:

5.1 Organization, Good Standing and Qualification. Parent and each of its Subsidiaries is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except, solely with respect to Parent’s Subsidiaries (other than Merger Sub), as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

5.2 Corporate Authority.

(a) No vote of holders of capital stock or other securities of Parent is necessary to approve this Agreement, the Statutory Merger Agreement and the Transactions. Parent has all requisite corporate or similar power and authority and has taken all corporate or similar action necessary in order to execute, deliver and perform under this Agreement and the Statutory Merger Agreement and to consummate the Transactions and the Statutory Merger Agreement, and, except for executing and delivering the Statutory Merger Agreement and filing the Merger Application with the Registrar pursuant to the Companies Act, no other action on the part of Parent is necessary to authorize the execution, delivery and performance by Parent of this Agreement and the Statutory Merger Agreement and the consummation by Parent of the Transactions and the Statutory Merger Agreement. This Agreement has been duly executed and delivered by Parent and, assuming due execution and delivery by Merger Sub and the Company, constitutes a valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The applicable governing body of Parent has approved this Agreement, the Statutory Merger Agreement and the Transactions and determined that the terms of this Agreement and the Statutory Merger Agreement are in the best interests of Parent and its shareholders, and declared the advisability of this Agreement, the Statutory Merger Agreement and the Transactions.

5.3 Governmental Filings; No Violations.

(a) Other than the expirations of the statutory waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations (i) under the HSR Act, (ii) associated with the filing of the Merger Application with the Registrar pursuant to the Companies Act, (iii) required to be made with or by the NYSE or the JSE, or (iv) the approvals set forth in Section 4.4(a) of the Company Disclosure Letter (collectively, the “Parent Approvals”), and assuming the accuracy of the representations and warranties set forth in Section 4.4(a), no expirations of any statutory waiting periods under applicable Laws are required and no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by Parent or any of its Subsidiaries with, nor are any required to be obtained by Parent or any of its Subsidiaries from, any Governmental Entity, in connection with the execution and delivery of and performance under this Agreement and the consummation of the Transactions, except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(b) The execution and delivery of and performance under this Agreement by Parent do not, and the consummation of the Transactions, will not: (i) assuming (solely with respect to the consummation of the Transactions) the satisfaction of the obligations contemplated by Section 7.4, constitute or result in a breach or violation of or a contravention or conflict with the Organizational Documents of Parent or any of its Subsidiaries; (ii) assuming (solely with respect to the performance under this Agreement by Parent and the consummation of the Transactions) the satisfaction of the obligations contemplated by Section 7.4 and the statutory waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 5.3(a) expire, are made or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of or a contravention or conflict with any Law to which Parent or any of its Subsidiaries is subject; or (iii) assuming (solely with respect to the entry into and performance under this Agreement by Parent and the consummation of the Transactions) the statutory waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 5.3(a) expire, are made or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of, or default under, the creation of any right or obligation under or the creation of an Encumbrance (other than any Permitted Encumbrance) on any of the rights, properties or assets of Parent or any of its Subsidiaries pursuant to any Contract binding upon Parent or any of its Subsidiaries, except, in the case of clauses (ii) and (iii) of this Section 5.3(b), as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

5.4 Litigation.

(a) Since the Applicable Date, there are no Proceedings against Parent or any of its Subsidiaries, in each case when acting in such capacity, pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(b) Since the Applicable Date, neither Parent nor any of its Subsidiaries is a party to or subject to the provisions of any Order, except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

5.5 Absence of Certain Agreements. As of the date of this Agreement and other than as expressly contemplated by this Agreement, neither Parent nor any of its controlled Affiliates has entered into any Contract or other agreement, understanding or arrangement (whether oral or written), or authorized, committed or agreed to enter into any of the same: (a) pursuant to which any shareholder of the Company (i) would be entitled to receive consideration of a different amount or nature than the Merger Consideration, (ii) agrees to vote to adopt this Agreement or approve the Transactions or (iii) agrees to vote against any Superior Proposal; (b) pursuant to which any current employee of the Company has agreed to (i) remain as an employee of the Company or any of its Subsidiaries following the Effective Time (other than as expressly permitted or contemplated by Section 7.1) or become an employee of Parent or any of its Subsidiaries, (ii) contribute or roll over any portion of such employee’s Shares or Company Equity Awards to the Surviving Company, Parent or any of their respective Subsidiaries or (iii) receive any capital stock or other securities of the Surviving Company, Parent or any of their respective Subsidiaries; or (c) with any current director, officer or other employee of the Company that relates in any way to the Company or the Transactions.

5.6 Financings.

(a) The aggregate proceeds contemplated by the Commitment Letters will be sufficient (after deducting applicable fees, expenses, original issue discount and similar premiums and charges) to enable Parent to (i) consummate the Transactions upon the terms contemplated by this Agreement, (ii) pay the Common Merger Consideration payable in respect of the applicable Eligible Shares and Dissenting Shares in the Merger pursuant to this Agreement, (iii) pay the Aggregate Redemption Amount, (iv) pay all amounts payable pursuant to Section 3.3 of this Agreement, (v) pay all Indebtedness, liabilities and other obligations of the Company as expressly contemplated to be funded pursuant to the Debt Commitment Letter by Parent at Closing, and (vi) pay all related fees and expenses associated with the Transactions or the Commitment Letters incurred by Parent, Merger Sub, the Surviving Company or any of their respective Affiliates and required to be paid at the Closing by such party (collectively, the “Financing Purposes”).

(b) Parent has received (i) executed equity commitment letters dated as of the date of this Agreement (as may be amended, supplemented or modified in accordance with the terms thereof, the “Equity Commitment Letters”) from the equity financing sources party thereto (the “Equity Financing Sources”) pursuant to which each Equity Financing Source has committed to provide the amount of cash equity financing as set forth in the Equity Commitment Letters, subject only to the terms and conditions expressly set forth therein (the “Equity Financing”) and (ii) an executed debt commitment letter and executed fee letter associated therewith, each dated as of the date of this Agreement (such commitment letter and fee letter (which fee letter may be redacted as described below), and all attached exhibits, schedules and annexes that are delivered on date of this Agreement, and amendments to the foregoing permitted by the terms hereof, collectively, the “Debt Commitment Letter” and, together with the Equity Commitment Letters and any related exhibits, schedules, annexes, supplements, term sheets and other agreements, the

“Commitment Letters”) from the lenders party thereto (collectively, the “Lenders”), pursuant to which the Lenders have committed, subject only to the terms and conditions expressly set forth in the Debt Commitment Letter, to provide to Parent (or any of its Affiliates) the amount of financing set forth in the Debt Commitment Letter (as may be amended, supplemented or replaced in accordance with the terms of this Agreement, the “Debt Financing” and, together with the Equity Financing, the “Financing”). The Equity Commitment Letters provide that the Company is an express third-party beneficiary thereto, and is entitled to seek, specific performance of Parent’s right to cause the Equity Commitments (as defined in the Equity Commitment Letters) to be funded thereunder, and for no other purpose and, in connection therewith, the Company has the right to an injunction, or other appropriate form of specific performance or equitable relief, to cause Parent to cause, and to directly cause, the Equity Financing Sources to fund, directly or indirectly, the applicable Equity Commitment as, and to the extent permitted by, the applicable Equity Commitment Letter, in each case, when all of the conditions to funding the applicable Equity Commitment set forth in the applicable Equity Commitment Letter have been satisfied but only as permitted by the exercise of the Company’s rights under, and subject to, Section 10.7. A true, correct and complete copy of each fully executed Commitment Letter as in effect on the date of this Agreement has been provided to the Company. A true, correct and complete copy of each fee letter related to the Debt Commitment Letter as in effect on date of this Agreement has been provided to the Company, except that the fees and other commercially sensitive information therein (including provisions in such fee letter related solely to fees, “flex terms” and economic terms) may have been redacted; provided, however, that no redacted term provides that the aggregate amount or net cash proceeds of the Debt Financing set forth in the unredacted portion of the Debt Commitment Letter could be reduced (except in accordance with Section 7.19(c)) or adds any conditions or contingencies or other terms that adversely affect in any way the availability of all or any portion of the Debt Financing or the enforceability of the Debt Commitment Letter, except as such enforceability may be limited by the Bankruptcy and Equity Exception. Parent has fully paid (or caused to be paid) all commitment and other fees, if any, required by such Commitment Letters to be paid by the Parent (or any applicable Affiliate thereof) prior to or concurrently with the entry into this Agreement. As of the date of this Agreement, each Commitment Letter is a legal, valid and binding obligation of Parent (or its applicable Affiliate party thereto) and, to the Knowledge of Parent, each other party thereto, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and is in full force and effect, and has not been amended, modified, withdrawn, terminated or rescinded in any respect, and, assuming the representations and warranties in Article IV are true and correct, to the Knowledge of Parent, no event has occurred which (with or without notice, lapse of time or both) would (A) constitute a breach or default thereunder on the part of Parent or (B) otherwise would reasonably be expected to result in the failure of any condition to the Financing in accordance with the terms thereof. There are no other contracts, side letters, other written or oral agreements, arrangements, conditions precedent, contingencies or other provisions, in each case in effect, that could affect the conditionality of the Financing or the amount or availability of the Financing on the Closing Date, to which Parent or any of its Affiliates is a party, other than (1) as expressly set forth in the Commitment Letters delivered to the Company prior to the execution hereof and (2) as otherwise permitted by Section 7.19. Except as expressly set forth in the Equity Commitment Letters, as of the date of this Agreement, there are no conditions precedent to the obligation of the Equity Financing Sources to provide the Equity Financing or any contingencies that would permit the Equity Financing Sources to reduce the total amount of Equity Financing. As of the date of this

Agreement, assuming the representations and warranties in Article IV are true and correct, Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied on a timely basis or that the Financing will not be available to Parent for the Financing Purposes required to be paid by Parent or Merger Sub on the date on which the Closing should occur pursuant to Section 1.1. Each of Parent and Merger Sub acknowledges that, subject to the limitations set forth in Section 10.7, its obligation to consummate the Closing is not conditioned upon or subject to its receipt of the proceeds made available under the Commitment Letters or any other Financing.

5.7 Solvency. Assuming (a) the satisfaction or waiver of the conditions to Parent’s and Merger Sub’s obligation to consummate the Merger set forth in Section 8.1 and Section 8.2 and (b) the representations and warranties of the Company set forth in Article IV are true and correct, after giving effect to the Transactions, payment of all related fees and expenses and consummation of the Transactions (including the incurrence of the Debt Financing to the extent required to consummate the Transactions, the Common Merger Consideration, the Aggregate Option Merger Consideration, the Aggregate Redemption Amount and the Unvested Company RSU Consideration), Parent will be Solvent as of and immediately following the Closing. For purposes of this Agreement, the term “Solvent,” when used with respect to any Person, means that, as of any date of determination, (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (A) the value of all “liabilities of such person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors and (B) the amount that will be required to pay the probable liabilities of such Person as such debts become absolute and mature, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (iii) such Person will be able to pay its liabilities as they mature.

5.8 Brokers and Finders. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries, except for Persons, if any, whose fees and expenses will be paid by Parent.

5.9 No Other Representations or Warranties; Non-Reliance.

(a) Except for the express written representations and warranties made by Parent and Merger Sub in Articles V and VI of this Agreement and in any certificate delivered pursuant to this Agreement, neither Parent nor any other Person makes any express or implied representation or warranty regarding Parent or any of its Affiliates or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement or the Transactions, and Parent expressly disclaims any other representations or warranties. None of the Company or its Affiliates or its or their respective Representatives has relied on and none are relying on any representations or warranties regarding Parent or any of its Affiliates or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives, other than the express written representations and warranties made by Parent and Merger Sub in Articles V and VI of this Agreement and in any certificate delivered pursuant to this Agreement. Parent acknowledges and agrees with the terms and provisions set forth in Section 4.23.

(b) Without limiting the generality of the provisions of paragraph (a) of this Section 5.9 in connection with the due diligence investigation of the Company and its Subsidiaries by Parent, Parent has received and may continue to receive from the Company and its Subsidiaries certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan and cost-related plan information, regarding the Company, its Subsidiaries and their respective businesses and operations. Parent hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF MERGER SUB

Merger Sub hereby represents and warrants to the Company that:

6.1 Organization, Good Standing and Qualification. Merger Sub is an exempted company duly limited by shares incorporated and validly existing under the Laws of Bermuda. Merger Sub has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction in which the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification.

6.2 Capitalization and Business of Merger Sub. The authorized share capital of Merger Sub consists of 12,000 shares of Merger Sub, par value $1.00 per share. As of the date of this Agreement, all such shares were issued and outstanding. All of the issued and outstanding shares or other securities of Merger Sub have been duly authorized and are validly issued, fully paid and non- assessable and owned by Parent. Merger Sub has not conducted any business and has no properties, assets, obligations or liabilities of any nature, in each case other than those incident to its organization and pursuant to this Agreement and the Transactions.

6.3 Corporate Authority; Approval.

(a) Merger Sub has all requisite corporate or similar power and authority and has taken all corporate or similar action necessary in order to execute, deliver and perform under this Agreement and the Statutory Merger Agreement and to consummate the Transactions, and, except for executing and delivering the Statutory Merger Agreement (together with the requisite supporting materials), filing the Merger Application with the Registrar pursuant to the Companies Act and obtaining the Merger Sub shareholder approval (which approval shall be through written resolution by Parent immediately following the execution of this Agreement), no other action on the part of Merger Sub is necessary to authorize the execution, delivery and performance by Merger Sub of this Agreement and the Statutory Merger Agreement and the consummation by Merger Sub of the Transactions. This Agreement has been duly executed and delivered by Merger Sub and, assuming due execution and delivery by Parent and the Company, constitutes a valid and binding agreement of Merger Sub, enforceable against Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The board of directors of Merger Sub has approved this Agreement, the Statutory Merger Agreement and the Transactions and determined that the terms of this Agreement and the Statutory Merger Agreement are in the best interests of Merger Sub and its shareholders, and declared the advisability of this Agreement, the Statutory Merger Agreement and the Transactions.

6.4 Governmental Filings; No Violations.

(a) Other than the expirations of the statutory waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations (i) under the HSR Act, (ii) associated with the filing of the Merger Application with the Registrar pursuant to the Companies Act, (iii) required to be made with or by the NYSE or the JSE, or (iv) the approvals set forth in Section 4.4(a) of the Company Disclosure Letter, and assuming the accuracy of the representations and warranties set forth in Section 4.4(a), no expirations of any statutory waiting periods under applicable Laws are required and no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by Merger Sub with, nor are any required to be obtained by Merger Sub from, any Governmental Entity, in connection with the execution and delivery of and performance under this Agreement and the consummation of the Transactions, except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(b) The execution and delivery of and performance under this Agreement by Merger Sub does not, and the consummation of the Transactions, will not: (i) assuming (solely with respect to the consummation of the Transactions) the satisfaction of the obligations contemplated by Section 7.4, constitute or result in a breach or violation of or a contravention or conflict with the Organizational Documents of Merger Sub; (ii) assuming (solely with respect to the performance under this Agreement by Merger Sub and the consummation of the Transactions) the satisfaction of the obligations contemplated by Section 7.4 and the statutory waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by this Section 6.4 expire, are made or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of or a contravention or conflict with any Law to which Merger Sub is subject; or (iii) assuming (solely with respect to the entry into and performance under this Agreement by Merger Sub and the consummation of the Transactions) the statutory waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 5.3(a) expire, are made or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of, or default under, the creation of any right or obligation under or the creation of an Encumbrance (other than any Permitted Encumbrance) on any of the rights, properties or assets of Merger Sub pursuant to any Contract binding upon Merger Sub, except, in the case of clause (ii) of this Section 6.4, as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

6.5 Brokers and Finders. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Merger Sub, except for Persons, if any, whose fees and expenses will be paid by Parent.

6.6 No Other Representations or Warranties; Non-Reliance.

(a) Except for the express written representations and warranties made by Parent and Merger Sub in Articles V and VI of this Agreement and in any certificate delivered pursuant to this Agreement, neither Merger Sub nor any other Person makes any express or implied representation or warranty regarding Merger Sub or any of its Affiliates or any of its or their businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its Representatives in connection with this Agreement or the Transactions, and Merger Sub expressly disclaims any other representations or warranties. None of the Company or its Affiliates or its or their respective Representatives has relied on and none are relying on any representations or warranties regarding Merger Sub or any of its Affiliates or any of its or their businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its Representatives, other than the express written representations and warranties made by Parent and Merger Sub in Articles V and VI of this Agreement and in any certificate delivered pursuant to this Agreement. Merger Sub acknowledges and agrees with the terms and provisions set forth in Section 4.23.

(b) Without limiting the generality of the provisions of paragraph (a) of this Section 6.6 in connection with the due diligence investigation of the Company and its Subsidiaries by Merger Sub, Merger Sub has received and may continue to receive from the Company and its Subsidiaries certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan and cost-related plan information, regarding the Company, its Subsidiaries and their respective businesses and operations. Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements.

ARTICLE VII

COVENANTS

7.1 Company Interim Operations.

(a) Except (i) as expressly contemplated by this Agreement, (ii) required by a Governmental Entity or applicable Law, (iii) with the prior written approval (which approval shall not be unreasonably withheld, conditioned or delayed) of Parent or (iv) set forth in Section 7.1 of the Company Disclosure Letter, during the period from the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement and abandonment of the Transactions pursuant to Article IX, the Company shall, and shall cause each of its Subsidiaries to (A) conduct its business in all material respects in the Ordinary Course of Business, (B) use their respective commercially reasonable efforts to maintain satisfactory relationships and goodwill with key customers, suppliers, vendors, key employees, landlords, Governmental Entities that have jurisdictional authority over the Company and its Subsidiaries and others having a material business relationship with it, (C) use their respective commercially reasonable efforts to maintain material compliance with the covenants and other terms of the Existing Facilities and (D) preserve intact its business organization in all material respects.

(b) Without limiting the generality of, and in furtherance of, the foregoing, from the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement and abandonment of the Transactions in accordance with Article IX, except (v) as expressly contemplated by this Agreement, (w) as required by a Governmental Entity or applicable Law, (x) with the prior written approval (which approval shall not be unreasonably withheld, conditioned or delayed) of Parent or (y) as set forth in Section 7.1 of the Company Disclosure Letter, the Company shall not and shall not permit its Subsidiaries to:

(i) adopt or propose to the Company’s shareholders any change in its Organizational Documents (other than to correct scrivener’s errors);

(ii) directly or indirectly dispose of, sell, abandon or assign, whether by merger, consolidation, acquisition of stock or assets or otherwise, any equity interest in, or any business or assets of, any Person or division thereof, except for (A) sales of containers and other inventory of the Company and its Subsidiaries from the fleet in the Ordinary Course of Business, not to exceed (x) $25,000,000 individually or $150,000,000 in the aggregate (including the amounts set forth in the following clause (y)), or (y) $5,000,000 individually or $20,000,000 in the aggregate for containers and other inventory that are less than 12 years old; provided, that for the purposes of calculating the foregoing aggregate thresholds for container sales, such calculation shall exclude the value of any used container sold pursuant to a purchase option at the conclusion of the term of a finance lease entered into by the Company or a Subsidiary thereof in the Ordinary Course of Business; (B) sales or dispositions of containers and other inventory that are declared lost or total losses by the Company’s and its Subsidiaries’ customers or depots; (C) the entry into or performance of, or any action taken under, any leases of equipment or inventory, including the grant of or performance upon exercise of purchase options thereunder; (D) the sale or disposition of any containers and other inventory purchased for resale in the fleet’s trading segment; (E) dispositions of de minimis or obsolete office equipment and similar assets in the Ordinary Course of Business; or (F) such transactions with respect to transactions solely between the Company, on the one hand, and any Wholly Owned Subsidiary of the Company, on the other hand, or solely between Wholly Owned Subsidiaries of the Company;

(iii) issue, sell, pledge, dispose of, grant, transfer, encumber, or otherwise enter into any Contract or other agreement, understanding or arrangement (whether oral or written) with respect to the voting of, any shares of capital stock of the Company (including, for the avoidance of doubt, Shares) or capital stock or other equity interests of any of its Subsidiaries, securities convertible or exchangeable into or exercisable for any such shares of capital stock or other equity interests, or any options, warrants or other rights of any kind to acquire any such shares of capital stock, other equity interests or such convertible or exchangeable securities (other than (A) proxies or voting agreements solicited by or on behalf of the Company in order to obtain the Requisite Company Vote or (B) the issuance of shares of such capital stock, other equity securities or convertible or exchangeable securities (1) by a Wholly Owned Subsidiary of the Company to the Company or another Wholly Owned Subsidiary of the Company, (2) in respect of Company Equity Awards outstanding as of the date of this Agreement in accordance with their terms and, as applicable, the Company Share Plan, or (3) in respect of Company Equity Awards granted in accordance with Section 7.1(b)(iii) of the Company Disclosure Letter);

(iv) make any loans, advances, guarantees, or capital contributions to or investments in any Person, in each case, other than to or from the Company and any of its Wholly Owned Subsidiaries, for the avoidance of doubt, not including (A) the extension of customary trade credit to customers in the Ordinary Course of Business or (B) finance leases of inventory or any other lease of inventory that includes a purchase option thereunder;

(v) establish a record date for, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests (including with respect to the Company, for the avoidance of doubt, Shares), except for (A) dividends paid by any member of the Company Affiliated Group to another member of the Company Affiliated Group, (B) dividends paid by a Wholly Owned Subsidiary of the Company that is a non-U.S. entity to another Wholly Owned Subsidiary of the Company that is a non-U.S. entity or (C) regular quarterly dividends on Shares and Company Preference Shares, declared and paid in amounts not in excess of the quarterly amount set forth in Section 7.1(b)(v) of the Company Disclosure Letter and with record and payment dates that are consistent with past practice;

(vi) reclassify, split, combine, subdivide or redeem, purchase, repurchase or otherwise acquire, or offer to redeem, purchase, repurchase or otherwise acquire, directly or indirectly, any of its capital stock, other equity interests or securities convertible or exchangeable into or exercisable for any shares of its capital stock or other equity interests (including with respect to the Company, for the avoidance of doubt, Shares), other than the withholding of Shares to satisfy withholding Tax obligations upon the vesting or settlement of Company Equity Awards outstanding as of the date of this Agreement or repurchase of Company RSUs in connection with a termination of the holder’s employment, in each case, in accordance with their terms and, as applicable, the Company Share Plan;

(vii) (A) incur, assume or guarantee any Indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security), except for (1) Indebtedness for borrowed money incurred in the Ordinary Course of Business through draw-downs of amounts available under the Existing Facilities (as in effect on the date of this Agreement), (2) guarantees of Indebtedness of its Wholly Owned Subsidiaries otherwise incurred in compliance with this Section 7.1(b)(vii), or (3) Indebtedness pursuant to intercompany arrangements among or between the Company and one or more of its Wholly Owned Subsidiaries or among or between its Wholly Owned Subsidiaries, (B) forgive or cancel any Indebtedness owed to it (other than writeoffs of finance leases in accordance with existing credit and collections policies) or (C) voluntarily prepay any principal amounts outstanding under any Existing Facility; provided, however, that nothing in this Section 7.1(b)(vii) shall prohibit the Company from granting customers customary trade credit in the Ordinary Course of Business;

(viii) directly or indirectly acquire, any Person or business division thereof (whether by merger, consolidation, acquisition of stock or assets or otherwise, any equity interest in, or any business or assets of, any Person or division thereof), for the avoidance of doubt, not including acquisitions or purchases of containers and other inventory of the Company and its Subsidiaries;

(ix) incur or commit to any capital expenditure or any obligations or liabilities in respect thereof in any period, including the acquisition or purchase of containers and other inventory of the fleet (but excluding the acquisition or purchase of any containers or other goods purchased or acquired for resale in the fleet’s trading segment), in excess of $200,000,000 in the aggregate;

(x) (A) amend, modify or terminate any material intercompany agreement or arrangement entered into by the Company with one or more of its Wholly Owned Subsidiaries or between the Company’s Wholly Owned Subsidiaries (other than as contemplated by Section 7.13), (B) enter into any Contract that would be a Material Contract if in effect on the date hereof, except in connection with any transaction otherwise permitted by subclause (ii), (vii) or (ix) of this Section 7.1(b) (and which transaction would not otherwise be prohibited by any other provision of this Section 7.1(b)) or as contemplated by Section 7.13, (C) amend, renew or terminate any Material Contract or Lease Agreement except in connection with any transaction otherwise permitted by subclause (ii), (vii) or (ix) of this Section 7.1(b) (and which transaction would not otherwise be prohibited by any other provision of this Section 7.1(b)), or as contemplated by Section 7.13, or (D) waive any material right, remedy or default under any Material Contract or Lease Agreement; provided that, the foregoing subclauses (B), (C) and (D) of this clause (x) shall not apply with respect to any lease terms and conditions of any Lease Agreement to the extent substantially consistent with those entered into by the Company in the Ordinary Course of Business;

(xi) make any changes with respect to accounting policies or procedures, except as required by changes in GAAP;

(xii) (A) make (inconsistent with past practice), change or revoke any material Tax election, (B) fail to file any income Tax Return and prepare the associated supporting documentation consistent with past practice, (C) change any annual Tax accounting period, (D) change any material Tax accounting method, (E) file any material amended Tax Return, (F) enter into or request any closing agreement, private letter ruling, or similar agreement or ruling with respect to any material Taxes, (G) settle, compromise or consent to any material Tax claim, audit, assessment, dispute or other Proceeding, (H) consent to any extension or waiver of the limitations period applicable to any material amount of Tax or a material Tax Return (except for automatic extensions of time to file income Tax Returns obtained in the Ordinary Course of Business), or (I) surrender any right to claim a refund of a material amount of Taxes;

(xiii) except for actions required pursuant to the terms of any Company Benefit Plan in effect as of the date of this Agreement, or as otherwise required by applicable Law or as set forth on Section 7.1(b)(xiii) of the Company Disclosure Letter, (A) increase in any manner the compensation, bonus, welfare, fringe or other benefits, severance or termination pay of any Company Service Provider (including any obligation to gross-up, indemnify or otherwise reimburse any such individual for any Tax incurred by any such individual, including under Section 409A or 4999 of the Code), except for (1) increases in annual salary or wage rate (and corresponding increases in target short-term cash incentive opportunities) of Company Employees in the Ordinary Course of Business and in connection with the annual compensation review cycle; provided that the aggregate value of such increases shall not exceed 6% in the aggregate of the base salaries or wage rates of Company Employees as of the date of this Agreement and (2) the payment of annual cash incentive bonuses for completed periods based on actual performance, (B) become a party to, establish, adopt, amend, commence participation in or terminate any Company Benefit Plan or any arrangement that would have been a Company Benefit Plan had it been entered into prior to the date of this Agreement, other than in connection with routine, immaterial or ministerial amendments that do not materially increase benefits or result in a material increase in administrative costs, (C) grant any new awards (except as expressly permitted by Section 7.1(b)(iii)), or amend or modify the terms of any outstanding awards, under any Company Benefit Plan or (D) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan;

(xiv) enter into any collective bargaining agreement, recognize or certify any labor union, labor organization, works council, or group of employees of the Company or its Subsidiaries as the bargaining representative for any Company Employees;

(xv) waive the restrictive covenant obligations of any current or former director, officer, employee at the level of Senior Vice President or above, in each case, of the Company or any of its Subsidiaries;

(xvi) (A) hire any Person to be an officer or employee of the Company or any of its Subsidiaries, other than the hiring of employees (1) below the level of Senior Vice President in the Ordinary Course of Business or (2) to fill a position at the level of Senior Vice President which is open as of the date hereof or becomes open as a result of a departing Senior Vice President after the date hereof (but in no event may any new position at the level of Senior Vice President or above be created following the date hereof), or (B) terminate the employment of, or replace, any employee at the level of Senior Vice President or above (other than for cause);

(xvii) except for non-exclusive licenses in the Ordinary Course of Business, abandon, allow to lapse, sell, assign, transfer or license any Intellectual Property Rights material to the Company’s or any of its Subsidiaries’ respective businesses that are owned (or purported to be owned) by the Company or any of its Subsidiaries;

(xviii) enter into, modify or terminate any material Lease other than in the Ordinary Course of Business or acquire any owned real property or enter into any agreement to acquire any owned real property;

(xix) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization;

(xx) enter into any new material line of business;

(xxi) settle or compromise any litigation, or release, dismiss or otherwise dispose of any claim, liability, obligation or arbitration, other than settlements or compromises of litigation or releases, dismissals or dispositions of claims, liabilities, obligations or arbitrations that involve the payment of monetary damages in an amount not in excess of $2,500,000 individually, and, in any event, $5,000,000 in the aggregate, by the Company or any of its Subsidiaries and do not involve any injunctive or other material non-monetary relief or impose material restrictions on the business or operations of the Company and its Subsidiaries, taken as whole;

(xxii) enter into any interest rate swaps, hedges, forward sales contracts or similar financial instruments other than on customary commercial terms consistent with past practice and in compliance with the Company’s risk management policies;

(xxiii) substantially increase the Company’s trading segment volumes compared to the past three years; or

(xxiv) agree, authorize or commit to do any of the foregoing.

(c) The Company shall use commercially reasonable efforts (which, without limiting the Company’s obligations under Section 7.7, Section 7.13 or Section 7.18, the Parties agree will not require the Company or any of its Subsidiaries to use any efforts under this Section 7.1(c) to obtain any amendment, supplement or other modification to any Existing Facility) to, and to cause its Subsidiaries to, maximize the amount of cash as of Closing reasonably available for distribution to the Company, and actually distribute such amount to the Company prior to or as of the Closing, pursuant to, and in accordance with, the restricted payment provisions set forth in the Existing Facilities (and the Company and Parent shall cooperate with each other in furtherance thereof, including the consideration of options therefor from Parent in good faith), with such amounts to be available for use as payment of transaction expenses and Merger Consideration pursuant to Section 1.5 as well as for other purposes, including reserving such cash to be available to fund the Aggregate Redemption Amount.

(d) Each of the Company and Parent shall not, and shall cause its respective Subsidiaries not to, take or fail to take any actions that would, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

(e) Nothing set forth in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time or give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time.

7.2 Acquisition Proposals; Change in Recommendation.

(a) Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 12:01 a.m. on the 31st day after the date of this Agreement (the “No-Shop Period Start Date”), the Company and its Subsidiaries and its and their respective Representatives shall have the right to directly or indirectly (i) initiate, solicit, propose, cause or induce the making, submission or announcement of, or encourage, facilitate or assist, whether publicly or otherwise, any Acquisition Proposal (or any inquiry, proposal or offer that could lead to, an Acquisition Proposal), (ii) pursuant to a Permitted Confidentiality Agreement, furnish to any Person and its Representatives any information (including non-public information) relating to the Company or any of its Subsidiaries and afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries to any Person (and its Representatives); provided that the Company shall promptly (and in any event within 48 hours) make available to Parent any non-public information concerning the Company or its Subsidiaries that the Company provides to any Person given such access that was not previously made available to Parent or its Representatives, and (iii) engage in, enter into, continue, maintain, or otherwise participate in, any discussions or negotiations with any Persons (and their respective Representatives) with respect to any Acquisition Proposal (or inquiries, proposals or offers or other efforts that could lead to an Acquisition Proposal) and cooperate with or assist or participate in or facilitate any such inquiries, proposals, offers, discussions or negotiations or any effort or attempt to make any Acquisition Proposals.

(b) Except as expressly permitted by this Section 7.2, at all times during the period commencing with the No-Shop Period Start Date until the earlier to occur of the valid termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall, and shall cause its Subsidiaries and its and their respective directors and officers to, and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives to, not: (A) initiate, solicit, propose, knowingly encourage or knowingly facilitate, whether publicly or otherwise, any inquiry, proposal, offer or request that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal or purposefully encourage any action with respect to any Acquisition Proposal; (B) engage in, continue or otherwise participate in any discussions (in each case, other than as reasonably necessary to clarify the terms and conditions of any proposal or offer or notify the applicable Person or Group of the existence of the provisions of this Section 7.2(b)) or negotiations with respect to any Acquisition Proposal or any inquiry, proposal, offer or request that could reasonably be expected to lead to an Acquisition Proposal; (C) provide any non-public information or data concerning the Company or its Subsidiaries to any Person (other than Parent, Merger Sub or their respective Representatives) or Group in connection with any Acquisition Proposal or any inquiry, proposal, offer or request that could reasonably be expected to lead to an Acquisition Proposal; or (D) otherwise purposefully facilitate any effort or attempt to make or effect an Acquisition Proposal.

(c) Notwithstanding anything in Section 7.2(b) to the contrary, from the No-Shop Period Start Date until the earlier to occur of the valid termination of this Agreement pursuant to Article IX and the time the Requisite Company Vote is obtained, in response to an unsolicited, bona fide written Acquisition Proposal that did not arise from or in connection with a breach of the obligations set forth in this Section 7.2 (other than an immaterial breach), the Company may:

(i) provide access to non-public information concerning the Company and its Subsidiaries in response to a request to the Person or Group who made such an Acquisition Proposal; provided that (A) the Company shall implement reasonable protections for any competitively sensitive information or data provided to any such Person who is, or whose Affiliates include, a competitor of the Company or any of its Subsidiaries (as determined by the Company Board in its judgment); (B) the Person or Group receiving such information has entered into a confidentiality agreement with terms that, if taken as a whole, are not less restrictive in any material respect to such Person or Group than the terms in the Confidentiality Agreement are on Parent (it being understood that such confidentiality agreement need not contain a standstill provision or otherwise prohibit the making or amending of an Acquisition Proposal if such Acquisition Proposal is made directly to the Company and not publicly disclosed, but shall not include any restrictions that would reasonably be expected to restrain the Company from satisfying its obligations contemplated by this Section 7.2) (any confidentiality agreement satisfying such criteria, a “Permitted Confidentiality Agreement”); and (C) the Company shall promptly (and in any event within 48 hours) make available to Parent any material non-public information concerning the Company or its Subsidiaries that the Company provides to any Person given such access that was not previously made available to Parent or its Representatives; and

(ii) engage or otherwise participate in any discussions or negotiations with any such Person or Group regarding such Acquisition Proposal, if (and only if) prior to taking any action described in clause (i) or this clause (ii) of this Section 7.2(c), the Company Board determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that based on the information then available, such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal.

(d) The Company shall promptly (and in any event within 24 hours prior to the Company’s intended furnishing) notify Parent that it proposes to furnish or make available the Company’s non-public information or data or if it has entered into or intends to enter into discussions or negotiations as provided in Section 7.2(c); provided, however, that, for the avoidance of doubt, this Section 7.2(d) shall not apply to any information or data furnished or made available, and shall not apply to the Company or any of its Subsidiaries or Representatives having entered into or intending to enter into discussions or negotiations regarding any Acquisition Proposal, pursuant to Section 7.2(a).

(e) Subject to the express terms of this Section 7.2, from the No-Shop Period Start Date until the earlier to occur of the valid termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall, and shall cause its directors, officers and Subsidiaries to, and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations, communications or other activities with, any Person (other than Parent, Merger Sub and their respective Representatives) in connection with or which could reasonably be expected to lead to an Acquisition Proposal by such Person, and the Company further agrees that it shall promptly request that all non-public information previously provided by or on behalf of the Company or any of its Subsidiaries to any Persons (other than Parent, Merger Sub and their respective Representatives) be promptly returned or destroyed in accordance with the terms of the applicable confidentiality agreement and immediately terminate all physical and electronic data room access previously granted to any such Persons or their Representatives.

(f) Except as permitted by Section 7.2(g) and Section 7.2(h), the Company Board shall not:

(i) (A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Company Board Recommendation with respect to the Merger in a manner adverse to Parent, (B) fail to include the Company Board Recommendation in the Proxy Statement, or (C) in the event any tender offer or exchange offer related to an Acquisition Proposal is commenced, fail to recommend against such tender offer or exchange offer in any position taken in accordance with Rules 14d-9 and 14e-3 under the Exchange Act within ten Business Days after such tender offer or exchange offer is first commenced, or subsequently amended in any material respect;

(ii) approve or recommend, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a Permitted Confidentiality Agreement entered into in compliance with Section 7.2(c)) providing for any Acquisition Proposal (an “Alternative Acquisition Agreement,” and any of the actions set forth in the foregoing clauses (i) and (ii), a “Change of Recommendation”); or

(iii) cause or permit the Company to enter into an Alternative Acquisition Agreement.

(g) Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Requisite Company Vote is obtained, if there has been no breach (other than any immaterial breach) of the Company’s obligations set forth in this Section 7.2, the Company Board may: (A) effect a Change of Recommendation if (1) an (x) unsolicited, bona fide written Acquisition Proposal is received by the Company and has not been withdrawn or (y) Intervening Event has occurred, and (2) the Company Board determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that based on the information then available, a failure to effect a Change of Recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law and, in the case of an Acquisition Proposal contemplated by clause (A)(1)(x) of this Section 7.2(g), that such Acquisition Proposal constitutes a Superior Proposal; or (B) cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal (and the Company may enter into or cause a Subsidiary thereof to enter into such an Alternative Acquisition Agreement) or agree, authorize or commit to do so; provided, however, that no such actions may be taken unless and until: (I) the Company has given Parent written notice at least three Business Days in advance (the “Notice Period”), which notice shall set forth in writing that the Company Board intends to take such action and the basis therefor, and shall also include, (y) in the case of such an Acquisition Proposal, all information required by Section 7.2(k), mutatis mutandis, and (z) in the case of an Intervening Event, a reasonable description of such Intervening Event; (II) during the Notice Period, to the extent requested by Parent, the Company shall, and shall cause its Representatives to, negotiate in good faith with Parent to revise this Agreement so that conditions set forth in clause (A)(2) of this Section 7.2(g) would not be satisfied or such Alternative Acquisition Agreement contemplated by clause (B) of this Section 7.2(g) would no longer be with respect to a Superior Proposal, as applicable; and (III) at the end of the Notice Period, the Company Board shall have taken into account any revisions to this Agreement committed to by Parent in writing and any other information offered by Parent in response to the notice, and shall have thereafter determined in good faith, after consultation with outside legal counsel, that based on the information then available and after consultation with its financial advisor, a failure to effect a Change of Recommendation would continue to be inconsistent with the directors’ fiduciary duties under applicable Law, or that such Alternative Acquisition Agreement contemplated by clause (B) of this Section 7.2(g) continues to be an Alternative Acquisition Agreement with respect to a Superior Proposal, as the case may be (it being understood that (y) any material revisions to any Acquisition Proposal shall be deemed to be a new Acquisition Proposal for purposes of Section 7.2(k) and this Section 7.2(g), including for purposes of the Notice Period, except that subsequent to the initial Notice Period, the Notice Period shall be reduced to two Business Days and (z) prior to or concurrently with the Company or any Subsidiary thereof entering into an Alternative Acquisition Agreement contemplated by clause (B) of this Section 7.2(g), the Company shall have terminated this Agreement and abandoned the Transactions pursuant to Section 9.3(b) and paid to Parent the Company Termination Fee required to be paid pursuant to Section 9.5(c)).

(h) Nothing set forth in this Agreement shall prohibit the Company from (i) complying with its disclosure obligations under applicable Law with regard to an Acquisition Proposal, including making any disclosure the Company Board has reasonably determined in good faith, after consultation with outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided, however, that if such disclosure has the substantive effect of withdrawing, qualifying or adversely modifying the Company Board Recommendation, such disclosure shall be deemed to be a Change of Recommendation and Parent shall have the right to terminate this Agreement as set forth in Section 9.4(b) unless the Company expressly reaffirms the Company Board Recommendation within ten Business Days of such disclosure; or (ii) making any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

(i) From the No-Shop Period Start Date until the earlier to occur of the valid termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall not release any third party from, or waive, amend or modify any provision of, or grant permission under or fail to enforce, any standstill provision in any confidentiality agreement in connection with an Acquisition Proposal to which the Company is a party that remains in effect following the execution of this Agreement (it being understood that this provision shall not apply to any standstill provision that terminates automatically upon the execution of this Agreement by the Company or the public announcement of the transactions contemplated hereby); provided that, notwithstanding anything to the contrary contained in this Agreement, if the Company Board determines in good faith, after consultation with its outside legal counsel, the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company may waive any such standstill provision solely to the extent necessary to permit a third party to make an Acquisition Proposal in order to comply with the directors’ fiduciary duties under applicable Law. The Company hereby irrevocably waives its rights under Section 8 of the Confidentiality Agreement.

(j) No later than 24 hours after the No-Shop Period Start Date, the Company will notify Parent in writing of the identity of each Person from whom the Company or its Representatives received an Acquisition Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date. Such notice must also include a written summary of any material terms and conditions of any Acquisition Proposal not made in writing, a copy of any written Acquisition Proposal and copies of all relevant documents relating to such Acquisition Proposal received by the Company from each such Person. From and after the No-Shop Period Start Date until the earlier to occur of the valid termination of this Agreement pursuant to Article IX and the Effective Time, the Company must keep Parent reasonably informed, on a current basis (and, in any event, within 24 hours), of the status and material terms of any such Acquisition Proposals (including any material amendments thereto) and any material changes to the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

(k) From the No-Shop Period Start Date until the earlier to occur of the valid termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall promptly (and, in any event, within 48 hours) give written notice to Parent if, after the date of this Agreement, (i) any inquiries, proposals or offers with respect to an Acquisition Proposal were or are received from any third party by, (ii) any non-public information was or is requested by any third party in connection with any Acquisition Proposal from, or (iii) any discussions or negotiation with respect to an Acquisition Proposal were or are sought to be initiated or continued by any third party with, it or any of its Representatives, indicating, in connection with such notice, the name of such Person or group and the material terms and conditions of any proposals or offers and shall provide to Parent a copy (which may be redacted to the extent reasonably necessary to protect confidential information of the business or operations of the Person making such Acquisition Proposal) of any written Acquisition Proposal and any other written terms or proposals made and thereafter shall keep Parent reasonably informed, on a current basis (and, in any event, within 24 hours), of the status and material terms of any such proposals, or offers (including any material amendments thereto) and any material changes to the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

7.3 Company Shareholders Meeting.

(a) Subject to Section 7.2, the Company shall take, in accordance with applicable Law and its Organizational Documents, all action necessary to (i) duly call, establish a record date for, give notice of, convene and hold the Company Shareholders Meeting as promptly as practicable after the definitive Proxy Statement is filed, and (ii) cause a vote upon the adoption of this Agreement, the Statutory Merger Agreement and the Merger to be taken thereat (regardless of any Change of Recommendation or the existence of any other Acquisition Proposal).

(b) The Company Shareholders Meeting shall not be postponed or adjourned by the Company without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided that: (i) the Company may postpone or adjourn the Company Shareholders Meeting, after consultation in good faith with Parent, (A) to the extent required by applicable Law or necessary to ensure that any required supplement or amendment to the Proxy Statement is delivered to the shareholders of the Company for the amount of time required by applicable Law in advance of the Company Shareholders Meeting, or (B) if the Company reasonably believes there will be insufficient Shares or Company Preference Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting or to obtain the Requisite Company Vote; and (ii) if the Company delivers a notice of an intent to make a Change of Recommendation within the five Business Days prior to the original date for which the Company Shareholders Meeting was scheduled or any date that the Company Shareholders Meeting is scheduled to be held thereafter in accordance with the terms of this Section 7.3, if directed by Parent, the Company shall as promptly as practicable thereafter postpone or adjourn the Company Shareholders Meeting for up to five Business Days in accordance with Parent’s direction; provided, further, that in no event shall the Company Shareholders Meeting be postponed or adjourned more than ten days in connection with any one postponement or adjournment or more than an aggregate of 30 days from the original date of such Company Shareholders Meeting.

(c) Subject to the Company Board’s fiduciary obligations under applicable Law, the Company shall use its reasonable best efforts to obtain the Requisite Company Vote, including the solicitation of proxies therefor.

7.4 Approval of Sole Shareholder of Merger Sub. Immediately following the execution and delivery of this Agreement, Parent (as Merger Sub’s sole shareholder) shall execute and deliver to the Company, in accordance with applicable Law and Merger Sub’s Organizational Documents, a written resolution adopting this Agreement, the Statutory Merger Agreement and the Transactions.

7.5 Proxy Statement; Other Regulatory Matters.

(a) Proxy Statement.

(i) The Company shall prepare and submit to the Financial Surveillance Department of the South African Reserve Bank (“SARB”) and the JSE for approval the relevant transactions contemplated by this Agreement, as promptly as practicable after the date of this Agreement (and (x) use commercially reasonable efforts to make such submission no later than 20 Business Days thereafter, and (y) in any event no later than 30 Business Days thereafter), and Parent agrees to cooperate with the Company in the preparation of, the proxy statement relating to the Company Shareholders Meeting to be held in connection with this Agreement (as amended or supplemented from time to time, the “Proxy Statement”); provided, that, to the extent permitted by applicable Law, the Company shall use commercially reasonable efforts to make such submissions to SARB and the JSE substantially concurrently (and in any event within two Business Days of one another). Except under the circumstances expressly permitted by Section 7.2, the Proxy Statement shall include the Company Board Recommendation.

(ii) Each of Parent and the Company agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries or Representatives, for inclusion or incorporation by reference in the Proxy Statement will, at the date of mailing to the shareholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent and the Company further agrees that, if prior to the Effective Time, it should become aware of any information that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading, it will promptly inform the other Party thereof and, subject to Section 7.5(a)(iii), take the steps necessary to correct such information in an amendment or supplement to the Proxy Statement.

(iii) The Company will provide Parent and its legal counsel with a reasonable opportunity to review and comment on drafts of the Proxy Statement and other documents related to the Company Shareholders Meeting in respect of the Merger, prior to filing, furnishing or delivering such documents with or such communications to the applicable Governmental Entity and dissemination of such documents or communications to the Company’s shareholders. The Company will include in the Proxy Statement and such other documents related to the Company Shareholders Meeting in respect of the Merger all comments reasonably and promptly proposed by Parent or its outside legal counsel and agrees that all information relating to Parent and its Subsidiaries included in the Proxy Statement shall be in form and content satisfactory to Parent, acting reasonably; provided that the Company shall not have such obligations with respect to any Proxy Statement and other documents or communications relating to a Change of Recommendation made in accordance with Section 7.2.

(iv) The Company shall promptly notify Parent of the receipt of any comments from the SARB or the JSE (including with respect to the Proxy Statement) and of any request by the SARB or the JSE for additional information (including, with respect to the JSE, any amendment or supplement to the Proxy Statement) and shall as promptly as practicable following receipt thereof provide Parent copies of all substantive correspondence between the Company or any of its Representatives and the JSE or SARB, as the case may be (or where no such copies are available, a reasonable description thereof), and consider in good faith all comments reasonably proposed by Parent in response to such comments or requests; provided that the Company shall not have such obligations with respect to any Proxy Statement and other documents and communications relating to a Change of Recommendation made in accordance with Section 7.2 (but only solely to the extent such documents or communications relate to a Change of Recommendation). The Company shall (A) use its commercially reasonable efforts to provide responses as promptly as reasonable practicable to the SARB or the JSE (including with respect to any comments on the Proxy Statement proposed by the JSE), as applicable, and any requests by the SARB or the JSE (including, with respect to the JSE, for amendment or supplement to the Proxy Statement) or for additional information, (B) file with the SEC, as promptly as practicable after receipt of the requisite FinSurv approvals (and in any event no later than 2 Business Days thereafter) and (C) concurrently with such filing with the SEC, or as promptly as reasonably practicable (and in any event within five Business Days) thereafter, cause the definitive Proxy Statement to be mailed; provided that in no event shall the Company be required to file or mail the Proxy Statement prior to the No-Shop Period Start Date.

(b) Other Regulatory Matters.

(i) In addition to and without limiting the rights and obligations set forth in Section 7.5(a), Section 7.6 and Section 7.7 and subject to the other terms and conditions of this Section 7.5(b), the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions necessary or advisable on its part under this Agreement and applicable Laws to consummate the Transactions as promptly as reasonably practicable after the date of this Agreement, including preparing and delivering or submitting documentation to (A) effect the expiration of all statutory waiting periods under applicable Antitrust Law, including under the HSR Act and the Antitrust Laws of the jurisdictions set forth in Section 4.4(a) of the Company Disclosure Letter, and, if applicable, any contractual waiting periods under any timing agreements with a Governmental Entity applicable to the consummation of the Transactions, as promptly as reasonably practicable after the date of this Agreement or the entry into any such timing agreements, respectively, and (B) make with and obtain from any Governmental Entity, as applicable, all filings, notices, reports, consents, registrations, approvals, permits and authorizations, in each case, necessary or advisable in order to consummate the Transactions, including the other Company Approvals and the other Parent Approvals.

(ii) Without limiting the generality of, and in furtherance of the provisions of Section 7.5(b)(i), each of the Company and Parent, as applicable, shall (and shall cause their respective Subsidiaries to):

(A) prepare and file, with respect to the Transactions (1) an appropriate filing of a Notification and Report Form pursuant to the HSR Act within ten Business Days after the date of this Agreement and (2) appropriate filings under any applicable Antitrust Laws of the jurisdictions set forth in Section 4.4(a) of the Company Disclosure Letter, in each case in this clause (2), and whether made formally or in draft form (where pre-filing consultation is required or pursued) within 20 Business Days after the date of this Agreement;

(B) at the direction of Parent (as determined by Parent in good faith), consent to any voluntary extension of any statutory waiting period applicable to the consummation of the Transactions or withdraw its initial filing and refile pursuant to the HSR Act or any other applicable Antitrust Laws;

(C) provide or cause to be provided to each Governmental Entity any non-privileged or protected information and documents requested by any Governmental Entity or that are necessary or advisable to permit consummation of the Transactions as promptly as practicable following any such request, and subject to Section 7.8, each shall provide each other with copies of any such information and documents; and

(D) use its respective reasonable best efforts to take all necessary or advisable steps reasonably required to (1) avoid the entry of, and (2) resist, vacate, limit, reverse, suspend or prevent any permanent, preliminary or temporary Order, in each case, as applicable, that is or is reasonably expected to be entered, issued, made or rendered, in the case of each of the foregoing clauses (1) and (2) of this Section 7.5(b)(ii)(D), that would reasonably be expected to prevent, delay or impair the consummation of the Transactions, including, (x) the defense through litigation on the merits of any Proceeding seeking to prevent, materially delay or impair the consummation of the Transactions (and if applicable, the appeal thereof and the posting of a bond in connection therewith) and (y) the proffer and agreement by Parent of its willingness to (I) sell, lease, license, transfer, dispose of, divest or otherwise encumber, or hold separate pending such disposition, and promptly to effect the sale, lease, license, transfer, disposal, divestiture or other Encumbrance, and holding separate of, assets, operations, rights, product lines, licenses, businesses or interests therein of the Company, Parent or any of their respective Subsidiaries or (II) limit or restrain the freedom of action with respect to the Company’s, Parent’s or any of their respective Subsidiaries’ ability to retain or make changes in any such assets, operations, rights, product lines, licenses, businesses or interests therein (including, for avoidance of doubt, any commitment or limitation requiring the Company, Parent or any of their respective Subsidiaries to hold separate any business or supply any product or engage in any business on any particular terms or make or maintain any investment), and in each case, the entry into agreements with, and submission to Orders of, the relevant Governmental Entity giving effect thereto as promptly as practicable; provided that the Company shall not take, proffer to take or agree to take any action without Parent’s prior written consent (which consent shall not be unreasonably conditioned, withheld or delayed) and the Company shall agree to undertake such remedies as Parent directs the Company; provided, however, that no such actions shall be required unless the effectiveness of such action is contingent upon the occurrence of the Effective Time and none of the Company or any of its Subsidiaries shall take any of such actions without Parent’s prior written consent (which consent shall not be unreasonably conditioned, withheld or delayed); provided, further, however, that, notwithstanding the foregoing, none of Parent, the Company or any of their respective Affiliates shall be required to take or agree to take or proffer to take any action or agree to or accept any measure, obligation, commitment or limitation that would reasonably be expected to constitute a Parent Burdensome Condition.

(iii) Cooperation. Neither the Company nor Parent shall permit any of its Subsidiaries or any of its or their respective Representatives to participate in any substantive discussions or meetings with any Governmental Entity in respect of any documentation to effect the expiration of any statutory waiting periods under applicable Antitrust Laws, including under the HSR Act, or make with or obtain from any Governmental Entity, as applicable, all filings, notices, responses, reports, consents, registrations, approvals, permits and authorizations, in each case, necessary or advisable in order to consummate the Transactions, including the other Company Approvals, the Regulatory Approvals and the other Parent Approvals or any investigation or other inquiry by a Governmental Entity relating thereto unless it consults with the other in advance and, to the extent permitted by such Governmental Entity (as applicable), gives the other the opportunity to attend and participate thereat. In the case of any substantive written communications with or applications or submissions in writing to any Governmental Entity, including for this purpose all proposed filings, notices, responses, submissions, offers, any proposed commitment etc., Parent shall afford the Company a reasonable opportunity to comment in advance on any such proposed communications, applications or submissions and will consider any such comments of the Company in good faith. Notwithstanding anything to the contrary in this Agreement, Parent shall have the right to devise, control and direct the strategy and timing for, and make all material decisions relating to (and shall take the lead in all meeting and communications with any Governmental Entity relating to), obtaining any approval or expiration of a waiting period contemplated by this Section 7.5(b), including defending and resolving any lawsuits or other proceedings related to any such approval or expiration of a waiting period; provided that Parent shall consult with the Company and consider its views in good faith.

(iv) Parent shall not, and shall cause its Subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or equity interests, if the entering into of a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would reasonably be expected to: (1) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consents of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period or (2) materially increase the risk of any Governmental Entity seeking or entering an Order prohibiting the consummation of the transactions contemplated by this Agreement.

(v) Parent shall pay all filing fees and other similar payments that are required in connection with the filings or submissions for any authorization, consent, order or approval of any Governmental Authority in connection with the filings and submissions under Antitrust Laws made pursuant to this Section 7.5.

(vi) Each of Parent, Merger Sub and the Company shall use reasonable best efforts to take or cause to be taken all actions necessary or advisable on its part under this Agreement and applicable Laws to obtain the approval of the JSE to consummate the Closing prior to the first Business Day following the first Friday that occurs on or following the end of the fourteen Business Day period contemplated by Section 1.1 (the “JSE Closing Approval”).

7.6 Status and Notifications. Separate and apart from and without limiting or expanding the rights and obligations set forth in Section 7.5(a)(iv) and Section 7.5(b)(iii), the Company and Parent each shall keep the other apprised of the status of matters relating to the completion of the Transactions, including as promptly as practicable notifying the other of any substantive or material notices or communications received by Parent or the Company, as the case may be, or any of their respective Subsidiaries, from any third party, including any Governmental Entity, with respect to such Transactions and as promptly as practicable following such receipt furnishing the other with, if applicable, copies of notices or other communications (or where no such copies are available, a reasonably detailed written description thereof).

7.7 Third-Party Consents. Prior to the Closing, the Company shall, upon the reasonable request of Parent, use its commercially reasonable efforts to obtain or effect, as applicable, any necessary or reasonably desirable notices, acknowledgments, waivers or consents with respect to any Contracts of the Company or its Subsidiaries identified by Parent; provided that notwithstanding anything to the contrary in this Agreement, in no event shall the Company, Parent or any of their respective Subsidiaries be required to make or agree to make any payments to any third party (other than (a) payments to the Company, any of its Subsidiaries or their respective Affiliates’ Representatives for services rendered in connection with the Transactions or (b) immaterial payments), concede or agree to concede anything of monetary or economic value, amend or otherwise modify any Contract to which it is a party to or bound or commence, or defend or participate in any Proceeding, in each case in connection with such cooperation; provided, however, that Parent can compel the Company to (and to cause the Company’s Subsidiaries to) take any such actions so long as the effectiveness of such action is contingent on the Closing; provided, further, each of Parent and Merger Sub acknowledges and agrees that the receipt of any consent, approval, waiver or amendment contemplated by this Section 7.7 shall in no way be a condition to any Party’s requirement to effect the Closing.

7.8 Information and Access.

(a) The Company and Parent each shall (and shall cause its respective Subsidiaries to, and shall instruct its and their respective Representatives to), upon the reasonable request by the other, furnish to the other, as promptly as practicable, with all information concerning itself, its Representatives and such other matters as may be necessary or advisable in connection with the preparation and filing of the Proxy Statement and any information or documentation to effect the expiration of all waiting periods under applicable Antitrust Laws and, if applicable, any contractual waiting periods under any timing agreements with a Governmental Entity applicable to the consummation of the Transactions, and all filings, notices, reports, consents, registrations, approvals, permits and authorizations, made or sought by or on behalf of Parent, the Company or any of their respective Subsidiaries to or from any third party, including any Governmental Entity, in each case necessary or advisable in connection with the Transactions.

(b) In addition to, and without limiting, the rights and obligations set forth in Section 7.8(a), the Company shall (and shall cause its Subsidiaries to), upon reasonable prior notice, afford Parent and its Representatives, during normal business hours, during the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement and abandonment of the Transactions pursuant to Article IX, to the Company Employees, agents, properties, offices and other facilities, Contracts, books and records, and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent and its Representatives all other information and documents concerning or regarding its businesses, properties, assets, liabilities and personnel as may reasonably be requested by or on behalf of Parent; provided, however, that, subject to compliance with the obligations set forth in Section 7.8(c): (i) neither the Company nor any of its Subsidiaries shall be required to provide such access or furnish such information or documents to the extent doing so would, in the Company’s reasonable judgment, reasonably be expected to result in (A) a violation of applicable Law, (B) the disclosure of any material Trade Secrets in a manner that would result in any such Trade Secrets no longer being protected as such under applicable Law following such disclosure, (C) the breach of any contractual confidentiality obligations in any Contract with a third party (other than a Permitted Confidentiality Agreement) entered into prior to the date of this Agreement, (D) waiving the protection of any attorney-client privilege or protection (including attorney-client privilege, attorney work-product protections and confidentiality protections) or any other applicable legal privilege or protection concerning pending or threatened Proceedings or (E) the disclosure of any Personal Information that would expose the Company or any of its Subsidiaries to the risk of material liability; and (ii) in no event shall the work papers of the Company’s and its Subsidiaries’ independent accountants and auditors be accessible to Parent or any of its Representatives unless and until such accountants and auditors have provided a consent related thereto in form and substance reasonably acceptable to such auditors or independent accountants; provided that the Company shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the impediments expressly set forth in clause (i) of this Section 7.8(b), including by arrangement of appropriate “counsel-to-counsel” disclosure, clean room procedures, redaction and other customary procedures, entry into a customary joint defense agreement and, with respect to the contractual confidentiality obligations contemplated by clause (i)(C) of this Section 7.8(b), obtaining a waiver with respect to or consent under such contractual confidentiality obligations (without conceding anything of non-de minimis monetary or economic value, or requiring the payment of any non-de minimis consideration, fees or expenses to such third-party counterparties). All requests for such access or information made pursuant to this Section 7.8(b) shall be initially directed to the Person set forth in Section 7.8(b) of the Company Disclosure Letter, which Person may be replaced by the Company at any time by providing written notice to Parent, and any access granted in connection with a request made pursuant to this Section 7.8(b) shall be supervised by such Persons and be conducted in such a manner so as not to unreasonably interfere with any of the businesses, properties or assets of the Company or any of its Subsidiaries.

(c) Without limiting the generality of the other provisions of this Section 7.8, the Company and Parent, as each deems advisable and necessary, after consultation with their respective outside legal counsel, may reasonably designate competitively sensitive information and documents (including those that relate to valuation of the Company or Parent (as the case may be)) as “Outside Counsel Only Information.” Such information and documents shall only be provided to the outside legal counsel of the Company or Parent (as the case may be), or subject to such other similar restrictions mutually agreed to by the Company and Parent, and subject to any amendment, supplement or other modification to the Confidentiality Agreement or additional confidentiality or joint defense agreement between or among the Company and Parent; provided, however, that, subject to any applicable Laws relating to the exchange of information, the outside legal counsel receiving such information and documents may prepare one or more reports summarizing the results of any analysis of any such shared information and documents, and disclose such reports, other summaries or aggregated information derived from such shared information and documents to Representatives of such outside legal counsel’s client.

(d) No access or information provided to Parent or any of its Representatives or to the Company or any of its Representatives following the date of this Agreement, whether pursuant to this Section 7.8 or otherwise, shall affect or be deemed to affect, modify or waive the representations and warranties of the Parties or be deemed to constitute any representation or warranty of the Company unless, and then solely to the extent that, any such materials or information is the subject of any express representation or warranty set forth in Article IV or Article V and, for the avoidance of doubt, all information and documents disclosed or otherwise made available pursuant to Section 7.5, Section 7.6, this Section 7.8 or otherwise in connection with this Agreement and the Transactions shall be governed by the terms and conditions of the Confidentiality Agreement and subject to applicable Laws relating to the exchange or sharing of information and any restrictions or requirements imposed by any Governmental Entity.

7.9 Publicity. The initial press release with respect to the Transactions shall be a joint press release in the form mutually agreed to by the Company and Parent prior to the date of this Agreement. Thereafter, the Company and Parent shall consult with each other, provide each other with a reasonable opportunity for review and give due consideration to reasonable comments by each other, prior to issuing any other press releases or otherwise making public statements, disclosures or communications with respect to the Transactions (provided that the Company shall not issue any press release or otherwise make public statements, disclosures or communications with respect to the Transactions without the prior written consent of Parent and that Parent shall not issue any press release or otherwise make public statements, disclosures or communications with respect to the Transactions without the prior written consent of the Company) except (a) as may be required or rendered impractical by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, (b) with respect to any Change of Recommendation made in accordance with this Agreement or Parent’s responses thereto or (c) with respect to the Parties’ disclosures or communications with any Governmental Entity regarding the Proxy Statement or any Company Approvals or Parent Approvals contemplated by Section 7.5 or with respect to the communications contemplated by Section 7.10(e), which shall be governed by the provisions of Section 7.5 and Section 7.10(e), respectively, and in addition to the exceptions set forth in foregoing clauses (a) through (c) of this second sentence of this Section 7.9, (i) each of the Company and Parent (and Representatives thereof) may make any public statements, disclosures or communications in response to inquiries from the press, analysts, investors, customers or suppliers or via industry conferences or analyst or investor conference calls, so long as such statements, disclosures or communications are not inconsistent in tone and substance with previous public statements, disclosures or communications jointly made by the Company and Parent, and (ii) Parent, Merger Sub and their respective Affiliates may, without consultation or consent, make ordinary-course disclosure and communication to existing or prospective general or limited partners, equity holders, members, managers and investors of such Person or any Affiliates of such Person, in each case, who are subject to customary confidentiality restrictions.

7.10 Employee Matters.

(a) Parent agrees that each of the Continuing Employees shall, during the period commencing at the Effective Time and ending on the one-year anniversary thereof, be provided with (i) a base salary or base wage that is no less favorable than the base salary or base wage provided by the Company and its Subsidiaries to such Continuing Employee immediately prior to the Effective Time, (ii) short- and long-term target incentive compensation opportunities that are substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior to the Effective Time (provided that Parent shall not be obligated to provide such incentives in the form of equity or equity-based compensation), (iii) severance benefits that are no less favorable than those applicable to such Continuing Employee immediately prior to the Effective Time under the terms of the Company Benefit Plans scheduled on Section 4.13(a) of the Company Disclosure Letter and (iv) retirement and health and welfare benefits to such Continuing Employee that are substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior to the Effective Time.

(b) Parent shall (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries for purposes of vesting, benefit accrual and eligibility to participate under each applicable Parent Benefit Plan, as if such service had been performed with Parent, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits.

(c) If the Effective Time occurs on or prior to the payment of annual bonuses in respect of fiscal year 2023, Parent shall, or shall cause the Surviving Company to, pay to the Continuing Employees who remain employed with Parent, the Surviving Company or their respective Affiliates through the end of the fiscal year 2023 annual performance period, annual bonuses in respect of fiscal year 2023 in an amount equal to the greater of (i) 100% of such Continuing Employee’s target annual bonus and (ii) the bonus that such Continuing Employee would have earned based upon actual performance (with determinations of actual performance made by the Company Compensation Committee immediately prior to the Effective Time based upon a good faith estimate of the full-year results to the extent the Effective Time precedes the end of such year or precedes the availability of final results); provided that actual performance shall be adjusted at the discretion of the Company Board or Company Compensation Committee, as applicable and as constituted prior to the Effective Time, in good faith, to account for any consequences of the Transactions on the applicable performance targets.

(d) Parent acknowledges that the consummation of the Merger shall be a “change in control” (or similarly used term) for purposes of the Company Benefit Plans and shall, and shall cause the Surviving Company to, honor all employee benefit obligations to current and former employees under the Company Benefit Plans in accordance with their terms.

(e) Notwithstanding any permitted disclosures under the Confidentiality Agreement, prior to making any broad-based written or oral communications to employees (including any officers) of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the Transactions, (i) Parent shall provide the Company with a copy of the intended communication, the Company shall have a reasonable period of time to review and comment on the communication, and Parent shall consider such comments in good faith and (ii) the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider such comments in good faith, in each case as applicable.

(f) Nothing set forth in this Agreement is intended to (i) be treated as an amendment of any particular Company Benefit Plan, (ii) prevent Parent, the Surviving Company or any of their Affiliates from amending or terminating any of their benefit plans in accordance with their terms, (iii) prevent Parent, the Surviving Company or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee, or (iv) without limiting the generality of Section 10.8, create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, with respect to the compensation, terms and conditions of employment or benefits that may be provided to any Continuing Employee by Parent, the Surviving Company or any of their Affiliates or under any benefit plan which Parent, the Surviving Company or any of their Affiliates may maintain.

7.11 Equity Awards. No earlier than five Business Days prior to, and no later than three Business Days prior to, the anticipated Closing Date (the “Equity Award Reference Date”), the Company shall provide Parent an updated Company Equity Award Schedule, as of the close of business on the Equity Award Reference Date. Following such delivery, the Company shall promptly (and in no event later than the day prior to the Closing Date) provide Parent with a list of any changes occurring in such information since the Equity Award Reference Date.

7.12 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, to the fullest extent permitted under applicable Law, Parent shall, and shall cause the Surviving Company to, (i) indemnify, defend and hold harmless the Indemnified Parties against any costs or expenses (including reasonable and documented attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any Proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including in connection with (A) the Transactions and (B) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party, and (ii) advance reasonable and documented expenses as incurred; provided that any Person to whom expenses are so advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication by the Chosen Courts that such Person is not entitled to such advanced expenses.

(b) Prior to the Effective Time, the Company shall, and, if the Company is unable to, Parent shall cause the Surviving Company as of the Effective Time to, obtain and fully pay the premium for directors’ and officers’ liability and fiduciary liability “tail” insurance covering the Company and such natural persons who are covered by the Company’s directors’ and officers’ liability and fiduciary liability insurance in effect as of the date hereof (“Current Insurance”), in each case for a claims reporting or discovery period of six years from and after the Effective Time (“Tail Period”) with respect to any claim related to matters existing or occurring prior to the Effective Time (including in connection with this Agreement or the Transactions) from the insurers of the Current Insurance or one or more insurers with the same or better A.M. Best financial strength rating as such current insurers and with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Current Insurance; provided, however, that the aggregate cost paid for such “tail” insurance shall not exceed 300% of the aggregate annual premium paid for the Current Insurance as of the date of this Agreement (“Maximum Amount”); and provided, further, that if such insurance is not available or the cost of such insurance exceeds the Maximum Amount, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Company to, obtain insurance with the greatest coverage available for a cost not exceeding the Maximum Amount. If the Company for any reason fails to obtain or Parent for any reason fails to cause to be obtained such “tail” insurance with effect as of the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, continue to maintain in effect for the Tail Period the Current Insurance or substitute insurance with one or more insurers with the same or better A.M. Best financial strength rating as such current insurers and with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Current Insurance, in each case providing coverage with respect to any matters existing or occurring prior to the Effective Time (including in connection with this Agreement or the Transactions); provided, however, that in no event shall the aggregate annual premium for such insurance exceed the Maximum Amount; provided, further, that if the cost of such insurance exceeds the Maximum Amount, the Surviving Company shall, and Parent shall cause the Surviving Company to, obtain insurance with the greatest coverage available for a cost not exceeding the Maximum Amount.

(c) Any Indemnified Party wishing to claim indemnification under this Section 7.12, upon learning of any Proceeding for which indemnification under this Section 7.12 may be available, shall promptly notify Parent and the Surviving Company thereof in writing, but the failure to so notify shall not relieve Parent or the Surviving Company of any obligation or liability it may have to such Indemnified Party unless such failure actually and materially prejudices Parent’s or the Surviving Company’s ability to defend a Proceeding. In the event of any Proceeding for which an Indemnified Party is entitled to indemnification pursuant to Section 7.12(a): (i) the Surviving Company shall have the right to assume the defense thereof, including the selection of counsel (it being understood and agreed that by electing to assume the defense thereof, neither Parent nor the Surviving Company shall be deemed to have waived any right to object to the Indemnified Party’s entitlement to indemnification hereunder with respect thereto or assumed any obligation or liability with respect thereto), except that if Parent or the Surviving Company elects not to assume such defense or there is an actual conflict of interest between Parent or the Surviving Company and the Indemnified Party, the Indemnified Party may retain legal counsel satisfactory to him/her that is approved by, and mutually agreed upon, by the Surviving Company and the Indemnified Party (with each acting reasonably), and the Surviving Company shall pay all reasonable and reasonably documented fees and expenses of such legal counsel for the Indemnified Party promptly following the receipt of such supporting documentation therefor; provided, however, that the Surviving Company shall be obligated pursuant to this Section 7.12(c) to pay for only one law firm for all Indemnified Parties in any jurisdiction unless the use of one law firm for such Indemnified Parties would constitute a conflict of interest under applicable standards of professional conduct on any significant issue between the positions of any two or more Indemnified Parties, in which case the fewest number of law firms necessary to avoid conflicts of interest shall be used; (ii) the Indemnified Party and the Surviving Company shall reasonably cooperate with one another in the defense of any such matter; (iii) the Indemnified Party shall not be liable or have any obligation for any settlement effected without his/her prior written consent (such consent not to be unreasonably conditioned, withheld or delayed) if the Surviving Company elects to assume such defense, and the Surviving Company shall not be liable or have any obligation for any settlement effected without its prior written consent (such consent not to be unreasonably conditioned, withheld or delayed) if the Surviving Company elects not to assume such defense; and (iv) all rights to indemnification in respect of any such Proceedings shall continue until final disposition of all such Proceedings.

(d) During the Tail Period, all rights to indemnification and exculpation from liabilities for acts or omissions occurring prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the Organizational Documents of the Company and its Subsidiaries or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries, in each case, as in effect on the date of this Agreement and on the forms filed with the SEC by the Company, shall not be amended, restated, amended and restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party without his/her prior written consent except to the extent required by Law.

(e) If Parent or the Surviving Company or any of their respective legal successors or permitted assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the legal successors and permitted assigns of Parent or the Surviving Company shall assume all the obligations set forth in this Section 7.12.

(f) The provisions of this Section 7.12 are intended to be for the benefit of, and from and after the Effective Time shall be enforceable, subject to the Bankruptcy and Equity Exception, by each of the Indemnified Parties, who shall be third-party beneficiaries of this Section 7.12.

(g) The rights of the Indemnified Parties under this Section 7.12 are in addition to any rights such Indemnified Parties may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws, and nothing in this Agreement is intended to or shall release, waive, impair or diminish any Person’s rights to insurance coverage or proceeds under any policy that is, has been or may in the future be in existence (it being understood and agreed that the indemnification provided for in this Section 7.12 is not prior to or in substitution of any claims under such policies). Nothing in this Agreement is intended to be for the benefit of any insurer.

7.13 Treatment of Certain Existing Indebtedness. Notwithstanding Section 7.7, the Company shall cooperate, and cause its Subsidiaries to cooperate, with Parent, upon the reasonable request of Parent, in connection with obtaining (a) consent to the Transactions from the lenders under the Existing Facilities and, to the extent applicable, the counterparties to the Swap Contracts and (b) any waivers or amendments (i) in respect of the applicable change of control provisions under any Existing Facility or Swap Contract in connection with the Transactions or (ii) as otherwise contemplated by the Debt Commitment Letter. If reasonably requested by Parent, the Company shall assist in the preparation of, provide and, if applicable, execute, documents relating to the repurchase or repayment of any Existing Facility or any other existing indebtedness of the Company and its subsidiaries and the termination or unwind of any Swap Contract, including customary documentation related to an offer to purchase the Existing Notes or Company Preference Shares, refinancing of the Existing Term Loan Facility or Existing Revolving Facility, customary payoff letters, and (to the extent required) evidence that notice of such repayment has been timely delivered to the holders of such Existing Facility or other indebtedness; provided that (x) the Company shall not be required to take any such actions unless the effectiveness thereof is contingent upon the occurrence of the Closing and (y) Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ and accountants’ fees) incurred by the Company in connection with such cooperation and shall indemnify and hold harmless the Company and its Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with any such repurchase or repayment; provided, further, that the receipt of any consent, approval, waiver or amendment or the execution of any documentation contemplated by this Section 7.13 shall in no way be a condition to any party’s requirement to effect the Closing.

7.14 Takeover Statutes. If any Takeover Statute is, becomes or is deemed applicable to the Transactions, the Company and the Company Board shall grant such approvals and, along with Parent, shall take such actions as are reasonably necessary and advisable so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of any such Takeover Statutes.

7.15 Transaction Litigation. In the event that any shareholder litigation related to this Agreement, the Statutory Merger Agreement or the Transactions and the Statutory Merger Agreement is brought, or, to the Knowledge of the Company, threatened, against the Company or any Indemnified Party from and following the date of this Agreement and prior to the Effective Time (such litigation, other than any Proceeding in connection with, arising out of or otherwise related to a demand for appraisal under Section 106(6) of the Companies Act, which shall be governed by Section 3.2(g), “Transaction Litigation”), the Company shall as promptly as practicable (a) notify Parent thereof and shall keep Parent reasonably informed with respect to the status thereof and (b) give Parent a reasonable opportunity to participate in the defense or settlement (at Parent’s sole expense and subject to a customary joint defense agreement) of any Transaction Litigation and shall consider in good faith Parent’s advice with respect to such Transaction Litigation. Except if the Company Board has made a Change of Recommendation, the Company shall give Parent the opportunity to consult with the Company regarding, or participate in, but not control, the defense or settlement of any such Transaction Litigation. None of the Company, any of its Subsidiaries or any of their respective Representatives shall compromise, settle or come to an arrangement regarding any Transaction Litigation, in each case, unless Parent have consented thereto in writing (such consent to be made at Parent’s good faith discretion).

7.16 [Intentionally Omitted].

7.17 Delisting and Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary or advisable on its part under applicable Law, including, for the avoidance of doubt, the rules and policies of the NYSE and the JSE, to enable the delisting by the Surviving Company of Shares from the NYSE and the JSE and the deregistration of the Shares under the Exchange Act and the Securities Act as promptly as practicable after the Effective Time, but in any event no more than ten days thereafter. In connection therewith, Parent shall use commercially reasonable efforts to (i) assist in enabling the Company, the NYSE to be in a position to promptly file and cause the Surviving Company, the NYSE to file with the SEC a Form 25 with respect to the Shares on the Closing Date and (ii) cause the Surviving Company to file a Form 15 with respect to the Shares on the first Business Day that is at least ten days after the date the Form 25 is filed.

7.18 Financing Cooperation.

(a) Prior to the Closing, the Company shall use its commercially reasonable efforts, at the sole cost and expense of Parent (but solely to the extent such costs are reasonable and documented out-of-pocket costs and expenses), to cooperate with Parent as is reasonably necessary in connection with the arrangement of the Debt Financing (and any amendments, supplements, replacements or modifications thereto in accordance with Section 7.19 by Parent), to the extent customary and reasonably requested by Parent, including:

(i) causing appropriate members of the management team of the Company to participate during normal business hours in a reasonable and limited number of meetings, lender presentations, due diligence sessions, drafting sessions, calls and meetings with prospective lenders and ratings agencies, in each case, upon reasonable notice at mutually agreed times and places, and only to the extent customarily needed for financing of the type contemplated by the Debt Commitment Letter;

(ii) assisting Parent with Parent’s (or any applicable Affiliate of Parent’s) preparation of customary materials for rating agency and lender presentations, confidential information memoranda and similar customary documents reasonably requested in connection with the Debt Financing, and provide reasonable and customary authorization letters for the Debt Financing Sources authorizing the distribution of information to prospective lenders and other financing sources and containing customary information;

(iii) assisting Parent with Parent’s (or any applicable Affiliate of Parent’s) preparation of (but not executing) any guarantee, pledge and security documents contemplated by the Debt Financing, and any certificates and schedules related thereto and other customary definitive documents relating to the Debt Financing, and otherwise reasonably assist in facilitating the pledging of collateral at or after the Closing contemplated by the Debt Financing (if applicable) as may be reasonably requested by Parent; and

(iv) delivery to Parent of the Financing Information.

(b) Notwithstanding the foregoing or anything else contained herein to the contrary, nothing in this Section 7.18 shall require the Company or its Affiliates or Representatives (i) to execute any definitive financing documents, including any credit or other agreements, pledge documents, security documents or other certificates in connection with the Financing (other than as expressly set forth in Section 7.18(a)(ii) and Section 7.18(a)(iii) above), (ii) to provide cooperation or take any other action to the extent that it would reasonably be expected to interfere in any material respect with the business or operations of the Company or its Affiliates, (iii) to provide cooperation to the extent that it would reasonably be expected to conflict with or violate any applicable Law or result in a breach of, or a default under, any Material Contract, (iv) to provide cooperation to the extent that it would reasonably be expected to interfere in any material respect with or materially adversely affect any commercial relationships with customers, suppliers or other parties, (v) to breach, waive or amend any terms of this Agreement, (vi) to provide cooperation to the extent it would cause any condition to the Closing set forth in Section 8.1, Section 8.2 or Section 8.3 to not be satisfied, (vii) to violate any obligation of confidentiality (not created in contemplation hereof) binding on the Company or its Affiliates or Representatives or disclose any information that is legally privileged (provided that in the event that the Company or its Affiliates or Representatives do not provide information in reliance on the exclusion in this clause (vii), the Company or its Affiliates or Representatives shall use commercially reasonable efforts to provide notice to Parent promptly upon obtaining knowledge that such information is being withheld (but solely if providing such notice would not violate such obligation of confidentiality)) or (viii) to deliver any financial statements to the extent not produced by the Company in the Ordinary Course of Business. Additionally, (A) none of the Company or its Affiliates shall be required to pay or incur any fee or incur or assume any liability or obligation in connection with any Debt Financing prior to the Closing (other than as are expressly contingent upon Closing or reimbursable or payable by Parent, and except for the obligation to deliver the customary authorization and representation letter referenced above), (B) none of the directors of the Company or its Affiliates shall be required to authorize or adopt any resolutions approving the agreements, documents, instruments, actions and transactions contemplated in connection with the Debt Financing that would be effective prior to the Effective Time, (C) except as set forth in Section 7.18(a)(iii), none of the Company or its Affiliates or Representatives shall be required, prior to the Closing, to make any representation to Parent, any of its Affiliates, any lender, agent or lead arranger to any Debt Financing, or any other Person with respect to any action under this Section 7.18, including as to solvency, or to deliver or require to be delivered any solvency or similar certificate or any legal opinion, and (D) except as contemplated by Section 7.7 and Section 7.13, none of the Company or its Affiliates or Representatives shall be required to seek any amendment, waiver, consent or other modification under any Indebtedness. Nothing hereunder shall require any employee, officer, director or other Representative of the Company or its Affiliates or Representatives to deliver any certificate or other document or take any other action that would potentially result in personal liability to such employee, officer, director or other Representative.

(c) All non-public or otherwise confidential information regarding the Company, the Company’s Subsidiaries and their respective Affiliates obtained by Parent and its Affiliates, officers, directors, employees, shareholders, stockholders, agents and representatives pursuant to this Section 7.18 will be kept confidential in accordance with the confidentiality provisions of the Debt Commitment Letter.

(d) Parent will, promptly upon request by the Company, reimburse the Company, the Company’s Subsidiaries, and their respective Affiliates and Representatives for all reasonable and documented out-of-pocket costs incurred thereby in connection with such cooperation and will indemnify and hold harmless the Company, the Company’s Subsidiaries, and their respective Affiliates and Representatives for and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith, other than liabilities (x) caused by the gross negligence, fraud or willful misconduct of the Company, the Company’s Subsidiaries, and/or their respective Affiliates and Representatives, (y) resulting from historical information furnished in writing by or on behalf of the Company, the Company’s Subsidiaries, and/or their respective Affiliates and Representatives, including Financing Information to be utilized in connection with the Debt Financing or (z) caused by a material breach of this Section 7.18 by the Company.

7.19 Parent Financing.

(a) Parent shall use its commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as possible, all things necessary, proper or advisable to arrange and obtain the Financing on the terms and conditions described in the Commitment Letters (including any flex provisions in any fee letter), including using commercially reasonable efforts to maintain in effect the Commitment Letters to the extent the proceeds of the Financing are required to consummate the Transactions and to, as promptly as possible, (i) satisfy, or cause to be satisfied, on a timely basis, or obtain a waiver of, all conditions precedent in the Commitment Letters applicable to Parent and its Affiliates to the extent the proceeds of the Financing are required to consummate the Transactions, (ii) maintain in full force and effect the Financing Commitments to the extent the proceeds of the Financing are required to consummate the Transactions and satisfy on a timely basis all conditions and covenants applicable to Parent (or its Affiliates) in such definitive agreements, (iii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and conditions contemplated by the Debt Commitment Letter to the extent the proceeds of the Financing are required to consummate the Transactions (or on terms that are not less favorable in the aggregate to Parent than the terms and conditions set forth in the Debt Commitment Letter in effect on the date hereof), (iv) in the event that all conditions to the funding or investing, as applicable, of the Financing have been satisfied and to the extent such proceeds are required to consummate the Transactions, consummate the Financing at or prior to the Closing, including using commercially reasonable efforts to cause the Financing Sources providing the Financing to fund at Closing to the extent the proceeds of the Financing are required to consummate the Transactions, (v) enforce its rights under the Commitment Letters to the extent the proceeds of the Financing are required to consummate the Transactions and (vi) comply with its obligations under the Commitment Letters and, in the case of the Debt Commitment Letter, any related definitive agreement to the extent the proceeds of the Financing are required to consummate the Transactions.

(b) Parent shall keep the Company reasonably informed on a prompt basis and in reasonable detail of material developments in respect of the Financing. Without limiting the generality of the foregoing, Parent shall give the Company prompt (and in any event within three Business Days) written notice (i) of any threatened or actual breach or default by Parent or any other party to either Commitment Letter or other definitive agreements with respect thereto (such definitive agreements related to the Debt Financing, collectively, with the Debt Commitment Letter, “Debt Documents”) which could reasonably be expected to affect the conditionality, timing, availability or quantum of the Financing or any threatened or actual termination of either Commitment Letter, (ii) if and when Parent receives notice from any Financing Source that any portion of the Financing contemplated by either Commitment Letter is not reasonably expected to be available for the Financing Purposes (other than as a result of any amendment, termination or modification of the Debt Commitment Letter in accordance with the terms of this Section 7.19), (iii) of the receipt of any written notice or other written communication from any party to either Commitment Letter with respect to any actual or potential breach, default, termination or repudiation by any party to any Commitment Letter or other Debt Document or material dispute or disagreement between or among any parties to any Debt Document (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Debt Financing or Debt Documents), and (iv) of any expiration or termination of either Commitment Letter or other Debt Document; provided that in no event will Parent or any Affiliate thereof be under any obligation to disclose any information pursuant to this Section 7.19(b) that is subject to attorney client or similar privilege if Parent shall have used its reasonable best efforts to disclose such information in a way that would not waive such privilege.

(c) Parent shall not, without the Company’s prior written consent, permit or consent to any amendment, supplement or modification to be made to the Equity Commitment Letters if such amendment, supplement or modification would or could reasonably be expected to (i) delay, prevent or make less likely to occur the funding of the Equity Financing, (ii) reduce (or could have the effect of reducing) the aggregate amount of the Equity Financing under the Equity Commitment Letters (other than as a result of an assignment of an Equity Financing Source’s commitment to another Equity Financing Source), (iii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Equity Financing, in each case in a manner that could reasonably be expected to delay or prevent or make less likely to occur the funding of the Equity Financing at the Closing or (iv) otherwise adversely impact the ability of Parent to enforce its rights against the other parties to the Equity Commitment Letters (including any right to seek or obtain specific performance of the Equity Commitment Letters).

(d) Parent shall not, without the Company’s prior written consent, permit or consent to any amendment, supplement or modification to be made to the Debt Commitment Letter if such amendment, supplement or modification would or could reasonably be expected to (i) delay, prevent or make less likely to occur the funding of the Debt Financing, to the extent the Debt Financing is required to consummate the Transactions, (ii) reduce (or could have the effect of reducing) the aggregate amount of the Debt Financing under the Debt Commitment Letter, to the extent the amounts of such Debt Financing is required to consummate the Transactions, (iii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Debt Financing, in each case in a manner that could reasonably be expected to delay or prevent or make less likely to occur the funding of the Debt Financing at the Closing, to the extent the Debt Financing is required to consummate the Transactions or (iv) otherwise adversely impact the ability of Parent to enforce its rights against the other parties to the Debt Commitment Letter or (prior to Closing) the definitive agreements with respect thereto (including any right to seek or obtain specific performance of the Debt Commitment Letter), in each case, to the extent the Debt Financing is required to consummate the Transactions; provided that Parent may amend, amend and restate, replace, supplement, or otherwise modify or waive any of its rights under, the Debt Commitment Letter, so long as any such amendment, replacement, supplement, or other modification to or waiver of any provisions of such Debt Commitment Letter shall not (x) expand upon the conditions precedent to the funding of the Debt Financing as set forth in the Debt Commitment Letter or otherwise modify the Debt Commitment Letter in a manner that, in each case, would, or would reasonably be likely to, prevent, impede, or delay the Closing, (y) reduce the amount of the Debt Financing or reduce the Debt Financing Sources’ commitments under the Debt Commitment Letter (other than as a result of an assignment of a Debt Financing Source’s commitment to another Debt Financing Source) unless such reduced amount, when combined with the Equity Financing (including any increase thereto) and cash and other sources of immediately available funds that are accessible to Parent, is sufficient to satisfy Parent’s obligations contemplated by this Agreement, or (z) adversely affect in any material respect the ability of Parent to enforce its rights against the Debt Financing Sources or under the Debt Commitment Letter; provided, further, that (i) to the extent written lender consent to the Transactions is provided under the Existing Facilities prior to the Closing, Parent (or its applicable Affiliate) may amend or terminate, or otherwise modify or supplement, the Debt Commitment Letter or any of the Debt Documents, as applicable, to reduce the commitments provided under the Debt Commitment Letter in an amount up to the aggregate amount outstanding under such consented to Existing Facilities, plus the amount of any undrawn commitments, under the applicable Existing Facility and (ii) Parent may amend, modify or supplement the Debt Commitment Letter to add additional lenders, arrangers, bookrunners, agents or managers that have not executed the Debt Commitment Letter as of the date of this Agreement. Parent shall promptly furnish to the Company true and complete copies of any amendment, replacement, supplement, modification, consent or waiver relating to the Debt Commitment Letter following the execution thereof. For purposes of this Agreement (other than representations made as of a prior date), references to the “Debt Commitment Letter” shall include such document(s) as permitted or required by this Section 7.19 to be amended, supplemented, modified or waived, in each case from and after such amendment, supplement, modification or waiver.

(e) In the event any portion of the Debt Financing becomes unavailable on the terms and conditions in the Debt Commitment Letter (including, as necessary, any flex terms applicable thereto or to any related fee letter) (any such event or circumstance, a “Financing Failure Event”) and is needed to consummate the Transactions, Parent shall use its commercially reasonable efforts to arrange to obtain, or cause to be obtained, alternative financing, including by reason of capital markets, securities or other financing transactions, in an amount sufficient to replace any unavailable portion of the Financing (“Alternative Financing”) as promptly as practicable following the occurrence of such Financing Failure Event, (i) on (A) economic terms and (B) other terms, in each case, that are not materially less favorable in the aggregate when taken as a whole to Parent than the terms of the Debt Commitment Letter (including any flex terms applicable thereto) and (ii) containing conditions to draw, conditions to Closing and other terms that would be permitted if effected pursuant to an amendment to the Debt Commitment Letter in accordance with Section 7.19(d). The provisions of Section 7.18 and this Section 7.19 shall be applicable to the Alternative Financing, and, for the purposes of this Agreement, all references to the Debt Financing shall be deemed to include such Alternative Financing, all references to Debt Documents shall include the applicable documents for the Alternative Financing, and all references to the Lenders shall include the Persons providing or arranging the Alternative Financing. In the event Parent has obtained any other substitute or supplemental financing, the proceeds of which are received on or after the Closing Date and which amount, if applicable, substitutes an equivalent portion of the Debt Financing, for the purposes of this Agreement, all references to the Debt Financing shall be deemed to include such substitute financing.

(f) Parent shall, and shall cause its Affiliates to, refrain from taking, directly or indirectly, any action that would reasonably be expected to result in the failure of any of the conditions contained in the Commitment Letters or in any definitive agreement relating to the Financing. Parent acknowledges and agrees that none of the obtaining of the Financing or any permitted Alternative Financing, the completion of any issuance of securities contemplated by the Financing, or the Company or any of its Affiliates having or maintaining any available cash balances is a condition to the Closing, and reaffirm their obligation to consummate the Transactions irrespective and independently of the availability of the Financing or any permitted Alternative Financing, the completion of any such issuance, or the Company or any of its Affiliates having or maintaining any available cash balances, subject to the applicable conditions set forth in Section 8.1 and Section 8.2. Subject to Section 10.7, if the Financing has not been obtained, Parent will continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Section 8.1 and Section 8.2, to consummate the Transactions.

7.20 Bermuda Required Actions. Prior to the Closing: (a) the Company shall (i) procure that the statutory declaration required by Section 108(3) of the Companies Act is duly sworn by one of its officers, and (ii) prepare a duly certified copy of the Company shareholder resolutions evidencing the Requisite Company Vote and deliver such documents to Parent; and (b) Merger Sub shall (and Parent, as the sole shareholder of Merger Sub, shall cause Merger Sub to) (i) procure that the statutory declaration required by Section 108(3) of the Companies Act is duly sworn by one of Merger Sub’s officers, (ii) prepare a duly certified copy of the shareholder resolution evidencing the approval of Parent, as the shareholders of Merger Sub, of the Merger, and (iii) prepare the Merger Application and deliver such documents to the Company.

7.21 Limited Guarantees. Concurrently with the execution of this Agreement, the Guarantors have duly executed and delivered the Limited Guarantees to the Company. As of the date hereof, each of the Limited Guarantees is in full force and effect and is the legal, valid and binding obligation of each Guarantor, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and has not been amended, withdrawn or rescinded in any respect. No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of any Guarantor under the Limited Guarantees.

ARTICLE VIII

CONDITIONS TO EFFECT THE CLOSING

8.1 Conditions to Each Party’s Obligation to Effect the Closing. The respective obligations of each Party to effect the Closing is subject to the satisfaction or, to the extent permitted by applicable Law, waiver at or prior to the Closing of each of the following conditions:

(a) Company Shareholder Approval. The Requisite Company Vote shall have been obtained.

(b) Regulatory Approvals. The statutory waiting period (and any extensions thereof) applicable to the consummation of the Transactions under the HSR Act and, if applicable, any contractual waiting periods under any timing agreements with a Governmental Entity applicable to the consummation of the Transactions, shall have expired or been earlier terminated, and the approvals in the jurisdictions set forth in Section 8.1(b) of the Company Disclosure Letter shall have been obtained (collectively, the “Regulatory Approvals”).

(c) No Legal Prohibition. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law that is in effect and prevents the consummation of the Transactions.

8.2 Conditions to Parent’s and Merger Sub’s Obligation to Effect the Closing. The obligations of Parent and Merger Sub to effect the Closing are also subject to the satisfaction or, to the extent permitted by applicable Law, waiver by Parent at or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company set forth in: (i) the first two sentences of Section 4.1(a) (Organization; Good Standing and Qualification), Section 4.2(a) (Capital Structure) and Section 4.2(f) (Capital Structure) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), other than any inaccuracies that individually or in the aggregate are de minimis, (ii) Section 4.10(b) (Absence of Certain Changes) shall be true and correct as of the Closing Date in all respects as though made as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), (iii) the last sentence of Section 4.1(a), Section 4.1(b), Section 4.2(c) through Section 4.2(e) (Capital Structure), Section 4.3 (other than Section 4.3(c)) (Corporate Authority; Approval and Fairness) and Section 4.20 (Brokers and Finders) without giving effect to any

“materiality” or “Company Material Adverse Effect” qualifiers, shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), and (iv) Article IV (other than those set forth in the foregoing clauses (i), (ii) and (iii) of this Section 8.2(a)), without giving effect to any “materiality” or “Company Material Adverse Effect” qualifiers, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iv), for any failure of any such representation and warranty to be so true and correct that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have complied with or performed in all material respects all obligations required to be complied with or performed by it under this Agreement at or prior to the Closing.

(c) No Company Material Adverse Effect. From the date of this Agreement through the Closing Date, no Company Material Adverse Effect shall have occurred.

(d) Parent Burdensome Condition. No regulatory approval referenced in Section 4.4(a) shall impose any term, condition or restriction upon Parent or any of its Affiliates (including the Surviving Company following the Effective Time) that constitutes a Parent Burdensome Condition.

(e) Company Closing Certificate. Parent shall have received a certificate duly executed on behalf of the Company by a duly authorized officer of the Company certifying that (in his or her or their capacity as such and not in his or her or their personal capacity and without any personal liability) the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

8.3 Conditions to the Company’s Obligation to Effect the Closing. The obligation of the Company to effect the Closing is also subject to the satisfaction or, to the extent permitted by applicable Law, waiver by the Company at or prior to the Closing of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement, without giving effect to any “materiality” qualifiers, shall have been true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made as of the date of this Agreement and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time), except for any failure of any such representations and warranties to be so true and correct that would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have complied with or performed in all material respects all obligations required to be complied with or performed by it under this Agreement at or prior to the Closing.

(c) Parent Closing Certificate. The Company shall have received a certificate duly executed on behalf of Parent by a duly authorized officer of Parent certifying (in his or her or their capacity as such and not in his or her or their personal capacity and without any personal liability) that the conditions set forth in Section 8.3(a) and Section 8.3(b), solely as such conditions relate to Parent, have been satisfied.

(d) Merger Sub Closing Certificate. The Company shall have received a certificate duly executed on behalf of Merger Sub by a duly authorized officer of Merger Sub certifying (in his or her or their capacity as such and not in his or her or their personal capacity and without any personal liability) that the conditions set forth in Section 8.3(a) and Section 8.3(b), solely as such conditions relate to Merger Sub, have been satisfied.

ARTICLE IX

TERMINATION

9.1 Termination by Mutual Written Consent. Subject to the other provisions of this Article IX, this Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, whether before or after the Requisite Company Vote has been obtained, by the mutual written consent of the Parties.

9.2 Termination by Either the Company or Parent. Subject to the other provisions of this Article IX, this Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by any of the Company or Parent if:

(a) the Transactions shall not have been consummated by 5:00 p.m. (New York time) on May 22, 2024 (as it may be extended pursuant to this Section 9.2(a), the “Outside Date”) whether before or after the Requisite Company Vote has been obtained; provided, however, that if as of 5:00 p.m. (New York time) May 22, 2024, all of the conditions in Section 8.1, Section 8.2 and Section 8.3 are satisfied or have been waived (other than those that, by their nature, are to be satisfied at the Closing, all of which are capable of being satisfied at the Closing), except for any of the conditions set forth in Section 8.1(c) (solely to the extent such condition has not been satisfied due to an Order or injunction arising under any Antitrust Law) or Section 8.1(b), then the Outside Date shall automatically be extended until 5:00 p.m. (New York time) on August 22, 2024.

(b) the Requisite Company Vote shall not have been obtained at the Company Shareholders Meeting or at any postponement or adjournment thereof taken in accordance with this Agreement; or

(c) if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law that is in effect and prevents the consummation of the Transactions, and such Law shall have become final and non-appealable, whether before or after the Requisite Company Vote has been obtained.

9.3 Termination by the Company. Subject to the other provisions of this Article IX, this Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by the Company:

(a) if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub set forth in this Agreement or if any representation or warranty of Parent or Merger Sub shall have become untrue or incorrect following the date of this Agreement, in either case such that the conditions in Section 8.3(a) or Section 8.3(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 days after the giving of written notice of such breach or failure by the Company to Parent and Merger Sub specifying this Section 9.3(a) and describing such breach or failure in reasonable detail and (ii) one Business Day prior to the Outside Date), whether before or after the Requisite Company Vote has been obtained; provided that the right to terminate this Agreement and abandon the Transactions pursuant to this Section 9.3(a) shall not be available to the Company if the Company has breached any representation, warranty, covenant or agreement set forth in this Agreement which breach would result in the failure of a condition set forth in Section 8.1 and Section 8.2;

(b) at any time prior to the time the Requisite Company Vote is obtained, in order for the Company to enter into or cause a Subsidiary thereof to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, so long as the Company has complied in all material respects with the obligations contemplated by Section 7.2(g) and prior thereto or concurrently therewith the Company pays or causes to be paid to Parent the Company Termination Fee;

(c) if (i) all of the conditions in Section 8.1 and Section 8.2 are satisfied or have been waived (other than those that, by their nature, are to be satisfied at the Closing, all of which are capable of being satisfied at the Closing), (ii) the Company has irrevocably confirmed by written notice to Parent that (A) all conditions set forth in Section 8.3 have been satisfied (other than those that, by their nature, are to be satisfied at the Closing) or that it would be willing to waive any unsatisfied conditions in Section 8.3 if the Closing were to occur, and (B) it is ready, willing, and able to consummate the Closing, and (iii) Parent fails to consummate the Closing on or prior to the date that is the earlier of three Business Days following the date the Closing should have occurred pursuant to Section 1.1 and the Outside Date, so long as the Outside Date is prior to the date the Closing would have occurred pursuant to Section 1.1.

9.4 Termination by Parent. Subject to the other provisions of this Article IX, this Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by Parent:

(a) if there has been a breach of any representation, warranty, covenant or agreement made by the Company set forth in this Agreement or if any representation or warranty of the Company shall have become untrue or incorrect following the date of this Agreement, in either case such that the conditions in Section 8.2(a) or Section 8.2(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 days after the giving of written notice of such breach or failure by Parent to the Company specifying this Section 9.4(a) and describing such breach or failure in reasonable detail and (ii) one Business Day prior to the Outside Date), whether before or after the Requisite Company Vote has been obtained; provided that the right to terminate this Agreement and abandon the Transactions pursuant to this Section 9.4(a) shall not be available to Parent if either Parent or Merger Sub has breached any representation, warranty, covenant or agreement set forth in this Agreement and such breach would result in the failure of a condition set forth in Section 8.1 or Section 8.3; or

(b) at any time prior to the time the Requisite Company Vote is obtained, if (i) the Company Board shall have effected and not withdrawn a Change of Recommendation, (ii) the Company shall have failed to publicly recommend against any tender offer or exchange offer subject to Regulation 14D under the Exchange Act that constitutes an Acquisition Proposal (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by the Company’s shareholders) within ten Business Days of the commencement of such tender offer or exchange offer or (iii) following receipt by the Company of an Acquisition Proposal that has been publicly disclosed, the Company shall have failed to publicly reaffirm the Company Board Recommendation within ten Business Days of the written request of Parent (or if the Company Shareholders Meeting is scheduled to be held within ten Business Days of the written request of Parent, promptly and in any event prior to the date on which the Company Shareholders Meeting is scheduled to be held) (provided that the Company Board shall not be required to comply with more than one such request for any Acquisition Proposal).

9.5 Notice of Termination; Effect of Termination and Abandonment.

(a) In the event the Company or Parent intends to terminate this Agreement and abandon the Transactions pursuant to Section 9.2, Section 9.3 or Section 9.4, as applicable, the Company or Parent, as applicable, shall give written notice to the other Party specifying the provision or provisions of this Agreement pursuant to which such termination and abandonment is intended to be effected.

(b) In the event this Agreement is terminated and the Transactions are abandoned pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or any of its Affiliates or its or their respective Representatives); provided, however, that: (i) no such termination shall relieve any Party of any liability or damages to any other Party (A) resulting from Fraud or any willful and material breach of this Agreement or (B) as contemplated by Section 9.5(c) and Section 9.5(d); and (ii) the provisions set forth in this Section 9.5 (Notice of Termination; Effect of Termination and Abandonment), Article X, the representations and warranties, covenants and agreements of the Parties, as applicable, set forth in Section 4.23 (No Other Representations or Warranties; Non-Reliance), Section 5.9 (No Other Representations or Warranties; Non-Reliance), Section 6.6 (No Other Representations or Warranties; Non-Reliance), and the provisions that substantively define any related defined terms not substantively defined in Exhibit A and the Confidentiality Agreement shall survive any termination of this Agreement and any abandonment of the Transactions.

(c) In the event this Agreement is terminated and the Transactions abandoned pursuant to this Article IX:

(i) by the Company pursuant to Section 9.3(b) (Alternative Acquisition Agreement), then the Company shall pay or cause to be paid to Parent the Company Termination Fee by wire transfer of immediately available funds concurrently with such termination and abandonment;

(ii) by Parent pursuant to Section 9.4(b) (Change of Recommendation), then the Company shall pay or cause to be paid Parent the Company Termination Fee by wire transfer of immediately available funds within two Business Days following the date of such termination and abandonment; or

(iii) by either the Company or Parent pursuant to Section 9.2(a) (Outside Date) or Section 9.2(b) (Requisite Company Vote) or by Parent pursuant to Section 9.4(a) (Company Breach) if: (A) a bona fide Acquisition Proposal shall have been publicly announced or disclosed (or, in the case of a termination pursuant to Section 9.2(a) (Outside Date) or Section 9.4(a) (Company Breach), was made publicly or privately to the Company Board) any time prior to (1) with respect to any termination and abandonment pursuant to Section 9.2(a) (Outside Date) or Section 9.4(a) (Company Breach), the date of termination and abandonment, or (2) with respect to termination and abandonment pursuant to Section 9.2(b) (Requisite Company Vote), the Company Shareholders Meeting (including any postponement or adjournment thereof taken in accordance with this Agreement); and (B) either (1) within twelve months after any such termination and abandonment, any Acquisition Proposal shall have been consummated (with “50%” being substituted in lieu of “20%” in each instance thereof in the definition of “Acquisition Proposal” for purposes of this Section 9.5(c)(iii)(B)(1)), or (2) within twelve months after any such termination and abandonment, the Company shall have entered into an Alternative Acquisition Agreement (with “50%” being substituted in lieu of “20%” in each instance thereof in the definition of “Acquisition Proposal” referenced in the definition of “Alternative Acquisition Agreement” or otherwise for purposes of this Section 9.5(c)(iii)(B)(2)), then the Company shall pay or cause to be paid to Parent the Company Termination Fee by wire transfer of immediately available funds within two Business Days of the earlier of the entry into the Alternative Acquisition Agreement or the consummation of such Acquisition Proposal.

(d) In the event this Agreement is terminated and the Transactions abandoned (i) by the Company pursuant to Section 9.3(a) (Parent Breach) or Section 9.3(c) (Parent Failure to Close) or (ii) by Parent pursuant to Section 9.2(a) (Outside Date) if at such time the Company could have validly terminated this Agreement pursuant to Section 9.3(a) (Parent Breach) or Section 9.3(c) (Parent Failure to Close), Parent shall pay to the Company a one-time non-refundable fee equal to $147,777,069.06 (the “Parent Termination Fee”) by wire transfer of immediately available funds within two Business Days following the date of such termination and abandonment.

(e) The Parties acknowledge and agree that the agreements set forth in this Section 9.5 are an integral part of the Transactions and that, without these agreements, the other Parties would not enter into this Agreement and accordingly, if either the Company fails to promptly pay or cause to be paid the amount due pursuant to Section 9.5(c) or if Parent fails to promptly pay or cause to be paid the amount due pursuant to this Section 9.5(d), and, in order to obtain such amount, Parent or the Company, respectively, commences a Proceeding that results in a final, binding and non-appealable judgment against the Company or Parent, respectively, for the Company Termination Fee (or any portion thereof) or Parent Termination Fee (or any portion thereof), Company or Parent, respectively, shall pay or cause to be paid to Parent or the Company, respectively, its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Proceeding, together with interest on the Company Termination Fee (or any portion thereof) or Parent Termination Fee (or any portion thereof), as the case may be, at the prime rate as published in The Wall Street Journal in effect on the date such amount was required to be made from such date through the date of payment. Each of the Parties acknowledges that the Company Termination Fee or the Parent Termination Fee are not intended to be a penalty but rather are liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, in the circumstances in which such Company Termination Fee or Parent Termination Fee are due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. In no event shall Parent be entitled to payment of the Company Termination Fee or the Company to payment of the Parent Termination Fee, on more than one occasion.

(f) Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 10.7, each of the Parties expressly acknowledges and agrees that (i) the Company’s right to terminate this Agreement and for the Company to receive payment of the Parent Termination Fee pursuant to Section 9.5(d), together with any costs and expenses and interest payable pursuant to Section 9.5(e), shall constitute the sole and exclusive remedy of the Company and its Affiliates, and any respective past, current or future direct or indirect equity holder, controlling Person, general or limited partner, shareholder, member, manager, director, officer, incorporator, employee, agent, Affiliate, assignee, attorney, consultant, representative, principal or financing source of the Company or any of its Affiliates (a “Company Non-Recourse Related Party”), against Parent and its Affiliates, and any past, current or future direct or indirect equity holder, controlling Person, general or limited partner, shareholder, member, manager, director, officer, incorporator, employee, agent, Affiliate, assignee, attorney, consultant, representative, principal or financing source (including any Debt Financing Source) of Parent or any of its Affiliates (a “Parent Non-Recourse Related Party”), and (ii) Parent’s right to terminate this Agreement and for Parent to receive payment of the Company Termination Fee pursuant to Section 9.5(c), together with any costs and expenses and interest payable pursuant to Section 9.5(e), shall constitute the sole and exclusive remedy of the Parent Non-Recourse Related Parties against the Company Non-Recourse Related Parties in the circumstances in which the Company Termination Fee is payable, in each case for all losses and damages in respect of this Agreement (or the termination thereof), the Limited Guarantees or the transactions contemplated by this Agreement (or the failure of such transactions to occur for any reason or for no reason) or any breach (whether willful, intentional, unilateral or otherwise) of any covenant or agreement or otherwise in respect of this Agreement or any oral representation made or alleged to be made in connection herewith. Upon payment in full of the Parent Termination Fee to the Company or Company Termination Fee to Parent (as applicable) pursuant to this Section 9.5, none of the Parties or any of their Subsidiaries shall, and shall not direct any other Company Non-Recourse Related Party or Parent Non-Recourse Related Party (as applicable) to, seek to recover any other damages or seek any other remedy, whether based on a claim at law or in equity, in contract, tort or otherwise, with respect to any losses or damages suffered in connection with this Agreement, the Limited Guarantees or the Transactions or any oral representation made or alleged to be made in connection herewith.

(g) The Parties acknowledge that any of the Company and Parent may pursue both a grant of specific performance or other equitable relief pursuant to Section 10.7 and, following termination of this Agreement, the payment of the Parent Termination Fee under Section 9.5(d) or the Company Termination Fee under Section 9.5(c), as applicable; provided, however, that under no circumstances shall the Company be permitted or entitled to receive both (i) a grant of specific performance or other equitable relief that results in the Closing occurring and (ii) the Parent Termination Fee in connection with this Agreement or any termination of this Agreement.

ARTICLE X

MISCELLANEOUS AND GENERAL

10.1 Survival. This Article X and the representations and warranties, covenants and agreements of the Parties, as applicable, set forth in Article II, Article III, Section 4.23 (No Other Representations or Warranties; Non-Reliance), Section 5.9 (No Other Representations or Warranties; Non-Reliance), Section 6.6 (No Other Representations or Warranties; Non-Reliance), Section 7.10 (Employee Matters), Section 7.12 (Indemnification; Directors’ and Officers’ Insurance), Section 7.18(d) (Reimbursement and Indemnification for Financing-Related Expenses), Section 10.3 (Expenses), Section 10.4 (Transfer Taxes), the provisions that substantively define any related defined terms not substantively defined in Exhibit A and those other covenants and agreements set forth in this Agreement that by their terms apply, or that are to be performed in whole or in part, after the Effective Time, shall survive the Effective Time. All other representations, warranties, covenants and agreements in this Agreement or in any certificate delivered pursuant to this Agreement, including rights in connection with, arising out of or otherwise related to any breach of such representations, warranties, covenants and agreements, shall not survive the Effective Time or, except as set forth in Article IX, the termination of this Agreement and abandonment of the Transactions.

10.2 Notices. All notices and other communications given or made hereunder by one or more Parties to one or more of the other Parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. (New York time) (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email; provided that any email transmission is promptly confirmed by a responsive electronic communication by the recipient thereof (excluding out-of-office replies or other automatically generated responses) or is followed up within one Business

Day after such email by dispatch pursuant to one of the methods described in the foregoing clauses (a) and (b) of this Section 10.2. Such communications must be sent to the respective Parties at the following street addresses or email addresses (or at such street address or email address previously made available) or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 10.2:

if to the Company:

Textainer Group Holdings Limited

Century House 16 Par-la-Ville Road

Hamilton HM 08, Bermuda

Attention: Adam Hopkin, Company Secretary

Email: ahh@textainer.com

with copies to (which shall not constitute notice):

O’Melveny & Myers LLP

Two Embarcadero Center, 28th Floor

San Francisco, CA 94111

Attention: Kurt Berney and Noah Kornblith

Email: kberney@omm.com; nkornblith@omm.com

Textainer Group Holdings Limited

650 California Street, 16th Floor

San Francisco, CA 94108

Attention: Daniel W. Cohen, General Counsel

Email: dwc@textainer.com

if to Parent or Merger Sub:

Typewriter Parent Ltd.

550 W 34th Street, 48th Floor

New York, NY 10001

Attention: James Wyper, Senior Managing Director

Adrienne Saunders, General Counsel

Email: wyper@stonepeak.com

saunders@stonepeak.com

legalandcompliance@stonepeak.com

with a copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention: Brian Chisling

Email: bchisling@stblaw.com

10.3 Expenses. Whether or not the Transactions are consummated, all costs, fees and expenses incurred in connection with this Agreement and the Transactions, including all costs, fees and expenses of its Representatives, shall be paid by the Party incurring such cost, fee or expense, except as otherwise expressly provided herein.

10.4 Transfer Taxes. All Transfer Taxes incurred in connection with the Merger shall be paid by Parent and Merger Sub when due and expressly shall not be a liability of any holders of Shares, Company Equity Awards or the Company.

10.5 Amendment or Other Modification; Waiver.

(a) Subject to the provisions of applicable Law and the provisions of Section 7.12, at any time prior to the Effective Time, this Agreement may be amended or otherwise modified only by a written instrument duly executed and delivered by the Parties; provided, however, that following receipt of the Requisite Company Vote, there shall be no amendment or change to the provisions hereof that (i) by Law or in accordance with the rules of any stock exchange would require further approval by the shareholders of the Company without such approval or (ii) is not permitted under applicable Law. Notwithstanding anything to the contrary herein, this Section 10.5 and Section 10.6(b), Section 10.6(c), Section 10.6(d), Section 10.8 and Section 10.16 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such provision) may not be amended, supplemented, waived or otherwise modified in any manner that is adverse in any respect to the Financing Sources without the prior written consent of such Financing Sources (it being expressly agreed that the Financing Sources in their capacities as such shall be third-party beneficiaries of this Section 10.5 and shall be entitled to the protections of the provisions contained in this Section 10.5 as if they were a party to this Agreement).

(b) The conditions to each of the respective Parties’ obligations to consummate the Transactions are for the sole benefit of such Party and may be waived by such Party. Any Party may, to the extent permitted by applicable Law and subject to the provisions of Section 7.12, waive any provision of this Agreement in whole or in part (including by extending the time for the performance of any of the obligations or other acts of the other Parties); provided, however, that (i) any such waiver shall only be effective if made in a written instrument duly executed and delivered by the Party against whom the waiver is to be effective and (ii) following receipt of the Requisite Company Vote, there shall be no amendment or change to the provisions hereof that by Law or in accordance with the rules of any stock exchange would require further approval by the shareholders of the Company without such approval having first obtained. No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law except to the extent provided for otherwise in Section 9.5.

10.6 Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) This Agreement and all Proceedings against any Party in connection with, arising out of or otherwise relating to this Agreement, shall be interpreted, construed, governed by, and enforced in accordance with, the Laws of the State of Delaware, including, subject to Section 10.1, its statutes of limitations, without regard to the conflicts of Law provisions, rules or principles thereof (or any other jurisdiction) to the extent that such provisions, rules or principles would direct a matter to another jurisdiction, except to the extent that the provisions of the Laws of Bermuda are mandatorily applicable.

(b) Each of the Parties agrees that: (i) it shall bring any Proceeding against any other Party in connection with, arising out of or otherwise relating to this Agreement or the Transactions exclusively in the Chosen Courts (except to the extent any such Proceeding mandatorily must be brought in Bermuda); and (ii) solely in connection with such Proceedings, (A) irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) irrevocably waives any objection to the laying of venue in any such Proceeding in the Chosen Courts, (C) irrevocably waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party and (D) agrees that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 10.2 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (D) of this Section 10.6(b) or that any Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.

(c) Each of the Parties acknowledges and irrevocably agrees (i) that any Proceeding (whether at Law, in equity, in contract, in tort or otherwise) arising out of, or in any way relating to, the Financing or the performance of services thereunder or related thereto against or by any Financing Source in its capacity as such shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York, and any appellate court therefrom, and each Party hereto submits for itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such courts, (ii) not to bring or permit any of its Affiliates to bring or support anyone else in bringing any such Proceeding in any other court, (iii) to waive and hereby waive, to the fullest extent permitted by Law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Proceeding in any such court, (iv) that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law and (v) that any such Proceeding shall be governed by, and construed in accordance with, the Laws of the State of New York (it being expressly agreed that the Financing Sources in their capacities as such shall be third-party beneficiaries of this Section 10.6(c) and shall be entitled to enforce the provisions contained in this Section 10.6(c) as if they were a party to this Agreement).

(d) EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAWS, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE FINANCING, OR THE PERFORMANCE OF SERVICES THEREUNDER OR RELATED THERETO (INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM), INCLUDING IN ANY ACTION AGAINST OR BY ANY FINANCING SOURCE IN ITS CAPACITY AS SUCH, INCLUDING ANY ACTION DESCRIBED IN SECTION 10.6(c)(i) IN ANY SUCH COURT DESCRIBED IN SECTION 10.6(c)(i) (IT BEING EXPRESSLY AGREED THAT THE FINANCING SOURCES IN THEIR CAPACITIES AS SUCH SHALL BE THIRD-PARTY BENEFICIARIES OF THIS SECTION 10.6(d) AND SHALL BE ENTITLED TO ENFORCE THE PROVISIONS CONTAINED IN THIS SECTION 10.6(d) AS IF THEY WERE A PARTY TO THIS AGREEMENT).

10.7 Specific Performance.

(a) Each of the Parties acknowledges and agrees that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, except to the extent provided otherwise in Section 9.5, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement or to seek an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement, consistent with the provisions of Section 10.6(b), in the Chosen Courts without necessity of posting a bond or other form of security. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law, except to the extent consistent with the provisions set forth in Section 9.5.

(b) Notwithstanding anything to the contrary in this Agreement, each of the Parties agree that the Company shall only be entitled to specific performance of Parent’s and Merger Sub’s obligations to consummate the Merger and the Transactions and cause the Equity Financing to be funded if, and only if, (i) all of the conditions in Article VIII have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being able to be satisfied at the Closing); (ii) the Debt Financing (or any Alternative Financing in accordance with Section 7.19(e)) will be funded at the Closing if the Equity Financing is funded at the Closing; and (iii) the Company has irrevocably confirmed in writing to Parent that if specific performance is granted and the Debt Financing is funded, then the Company will cause the Closing to occur; provided, if (x) such Debt Financing is no longer needed and the Debt Commitment Letter and Debt Documents are terminated in accordance with Section 7.19(d) or (y) the Company has obtained the requisite consents, approvals and/or waivers from the lenders under the Existing Facilities and there is no “Event of Default” (as defined under the Existing Term Loan Facility or the Existing Revolving Facility) or Specified Default, in each case that is continuing as of immediately prior to the Closing under the Existing Term Loan Facility or the Existing Revolving Facility, then the Company shall be entitled to specific performance of Parent’s and Merger Sub’s obligations to consummate the Merger and the Transactions and cause the Equity Financing to be funded if, (1) all of the conditions in Article VIII have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being able to be satisfied at the Closing); and (2) the Company has irrevocably confirmed in writing to Parent that if specific performance is granted, then the Company will cause the Closing to occur.

10.8 Third-Party Beneficiaries. The Parties hereby agree that their respective representations, warranties, covenants and agreements set forth in this Agreement are solely for the benefit of the other, subject to the terms and conditions of this Agreement, and this Agreement is not intended to, and does not, confer upon any other Person any rights or remedies, express or implied, hereunder, including the right to rely upon the representations and warranties set forth in this Agreement, except (a) from and after the Effective Time, the Indemnified Parties pursuant to the provisions of Section 7.12, (b) from and after the Effective Time, the holders of Shares and the holders of Company Equity Awards with respect to their respective rights to receive the consideration payable pursuant to Article III, and (c) the Financing Sources as expressly provided in Section 10.5(a), Section 10.6(b), Section 10.6(c), Section 10.6(d) and Section 10.16.

10.9 Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Company to cause such Subsidiary to take such action. Any obligation of one Party to any other Party under this Agreement, which obligation is performed, satisfied or properly fulfilled by a Subsidiary of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

10.10 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. Except as may be required to satisfy the obligations contemplated by Section 7.12, no Party may assign this Agreement, any right to damages for breach of this Agreement or any of its rights or interests or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law, by transfer or otherwise, without the prior written consent of the other Parties not seeking to assign this Agreement, any right to damages for breach of this Agreement or any of its rights or interests or delegate any of its obligations, except as provided for in Section 10.9, and any attempted or purported assignment or delegation in violation of this Section 10.10 shall be null and void; provided that Parent or Merger Sub may assign any or all of its rights, interests and obligations hereunder to any of its Affiliates; provided, further, that no such assignment shall relieve Parent or Merger Sub of any obligation or liability under this Agreement if such assignee does not perform its obligations.

10.11 Entire Agreement.

(a) This Agreement (including the Exhibits and Schedules), the Company Disclosure Letter, the Statutory Merger Agreement, the Confidentiality Agreement, the Equity Commitment Letters, the Limited Guarantees and the Debt Commitment Letter constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior and contemporaneous agreements, negotiations, understandings, representations and warranties, whether oral or written, with respect to such matters, except for the Confidentiality Agreement, which shall remain in full force and effect in accordance with its terms.

(b) In the event of (i) any inconsistency between the statements in the body of this Agreement, on the one hand, and any of the Exhibits and Schedules and the Company Disclosure Letter (other than an exception expressly set forth in the Company Disclosure Letter), on the other hand, the statements in the body of this Agreement shall control or (ii) any inconsistency between the statements in this Agreement, on the one hand, the Statutory Merger Agreement and the Confidentiality Agreement, on the other hand, the statements in this Agreement shall control.

(c) Each Party acknowledges the provisions set forth in Section 4.23, Section 5.9 and Section 6.6 and, without limiting such provisions, additionally acknowledges and agrees that, except for the express representations and warranties set forth in this Agreement and in any certificate delivered pursuant to this Agreement: (i) no Party has made or is making any other representations, warranties, statements, information or inducements; (ii) no Party has relied on or is relying on any other representations, warranties, statements, information or inducements; and (iii) each Party hereby disclaims reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made by, or made available by, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement or the Transactions and notwithstanding the distribution, disclosure or other delivery to the other or the other’s Representatives of any documentation or other information with respect to any one or more of the foregoing, and waives any claims or causes of action relating thereto, other than those for Fraud in connection with, arising out of or otherwise related to the express representations and warranties set forth in this Agreement.

10.12 Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

10.13 Counterparts; Effectiveness. This Agreement (a) may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement and (b) shall become effective when each Party shall have received one or more counterparts hereof signed by each of the other Parties. An executed copy of this Agreement delivered by email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original executed copy of this Agreement.

10.14 Definitions. For purposes of this Agreement, capitalized terms (including, with correlative meaning, their singular and plural variations) have the meanings ascribed to such terms in Exhibit A or as otherwise defined elsewhere in this Agreement.

10.15 Interpretation and Construction.

(a) The table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement.

(b) Unless otherwise specified in this Agreement or the context otherwise requires:

(i) all Preamble, Recital, Article, Section, clause, Exhibit and Schedule references used in this Agreement are to the preamble, recitals, articles, sections, clauses, exhibits and schedules to this Agreement and references to Schedules include the Company Disclosure Letter;

(ii) if a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb);

(iii) the terms defined in the singular shall have a comparable meaning when used in the plural and vice versa;

(iv) words importing the masculine gender shall include the feminine and neutral genders and vice versa;

(v) whenever the words “include,” “includes” or “including” are used, they shall be deemed to be followed by the words “without limitation”;

(vi) the word “or” shall be disjunctive and not be exclusive;

(vii) the word “will” will be construed to have the same meaning and effect as the word “shall.” The words “shall,” “will” or “agree(s)” are mandatory, and “may” is permissive;

(viii) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms shall refer to this Agreement as a whole and not any particular provision of this Agreement;

(ix) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”;

(x) references to the “United States” or abbreviations thereof mean the United States of America and its states, territories and possessions;

(xi) the rule known as the ejusdem generis rule shall not apply, and accordingly, general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

(xii) the term “dollars” and the symbol “$” mean U.S. Dollars and all amounts in this Agreement shall be paid in U.S. Dollars, and if any amounts, costs, fees or expenses incurred by any Party pursuant to this Agreement are denominated in a currency other than U.S. Dollars, to the extent applicable, the U.S. Dollar equivalent for such costs, fees and expenses shall be determined by converting such other currency to U.S. Dollars at the foreign exchange rates published in the Wall Street Journal or, if not reported thereby, another authoritative source reasonably determined by the Company, in effect at the time such amount, cost, fee or expense is incurred, and if the resulting conversion yields a number that extends beyond two decimal points, rounded to the nearest penny;

(xiii) references to information or documents having been “made available” (or words of similar import) by or on behalf of one or more Parties to another Party or Parties such obligation shall be deemed satisfied if (A) such one or more Parties or Representatives thereof made such information or document available in any virtual data room established by or on behalf of the Company or otherwise to such other Party or Parties or its or their Representatives, in a manner that enables viewing of such information or documents by Parent and its Representatives, by the day prior to the date of Agreement, in each case in connection with the Transactions, or (B) such information or document is publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC on the day prior to the date of this Agreement and not subject to any redactions;

(xiv) when calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day and references to a number of days shall refer to calendar days unless Business Days are specified;

(xv) all references to any (A) statute include the rules and regulations promulgated thereunder and all applicable, guidance, guidelines, bulletins or policies issued or made in connection therewith by a Governmental Entity and (B) Law shall be a reference to such Law as amended, re-enacted, consolidated or replaced as of the date of this Agreement; and

(xvi) all references to (A) any Contract, other agreement, document or instrument (excluding this Agreement) mean such Contract, other agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof and hereof and, unless otherwise specified therein, include all schedules, annexes, exhibits and any other documents attached thereto or incorporated therein by reference and (B) this Agreement means this Agreement (taking into account the provisions of Section 10.11(a)) as amended or otherwise modified from time to time in accordance with Section 10.5.

(c) The Company Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement of this Agreement or as an exception to one or more provisions set forth in this Agreement. Inclusion of any such items or information in the Company Disclosure Letter shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, it has had or would reasonably be expected to result in a Company Material Adverse Effect.

(d) The Parties have jointly negotiated and drafted this Agreement and if an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

10.16 Waiver of Claims Against Financing Sources. Without limiting in any respect the liabilities of the Financing Sources to Parent or its Affiliates, or the remedies of Parent or its Affiliates against the Financing Sources under any other agreement to which they are both parties or the remedies of the Guarantors to the extent provided for in the Limited Guarantees, none of the Financing Sources shall have any liability to the Parties or their Affiliates relating to or arising out of this Agreement, whether at Law or equity, in contract, in tort or otherwise, and neither the Parties nor any of their Affiliates will have any rights or claims against the Financing Sources under this Agreement. No Financing Source shall be subject to any special, consequential, punitive of indirect damages or damages of a tortious nature under this Agreement. Notwithstanding anything herein to the contrary, in no event shall the Company or its Affiliates be entitled to seek the remedy of specific performance of this Agreement against any of the Financing Sources (it being expressly agreed that the Financing Sources in their capacities as such shall be third-party beneficiaries of this Section 10.16 and shall be entitled to enforce the provisions contained in this Section 10.16 as if they were a party to this Agreement).

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by duly authorized officers of the Parties as of the date first written above.

TEXTAINER GROUP HOLDINGS LIMITED

By:	/s/ Adam Hopkin
Name: Adam Hopkin
Title: Secretary

TYPEWRITER PARENT LTD.

By	/s/ James Wyper
Name: James Wyper
Title: Director

TYPEWRITER MERGER SUB LTD.

By:	/s/ James Wyper
Name: James Wyper
Title: Director

EXHIBIT A

DEFINITIONS

The following terms when used in this Agreement shall have the following definitions:

“Acquisition Proposal” means any inquiry, offer, indication of interest or proposal from any Person or Group (other than Parent and Merger Sub pursuant to this Agreement) providing for, directly or indirectly, in one transaction or a series of transactions: (a) issuance, sale, acquisition or other disposition (including by way of merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) by such Person or Group of more than 20% of the outstanding voting power or other equity securities of the Company or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning more than 20% of the outstanding voting power or other equity securities of the Company; (b) a merger, consolidation, business combination, recapitalization, reorganization or other similar transaction involving the Company or its Subsidiaries (i) pursuant to which any Person or Group, other than the holders of Shares (as a group) immediately prior to the consummation of such transaction, would hold, directly or indirectly, equity interests in the surviving or resulting entity of such transaction representing more than 20% of the voting power of the surviving or resulting entity or (ii) as a result of which the holders of Shares (as a group) immediately prior to the consummation of such transaction would hold, directly or indirectly, equity interests in the surviving or resulting entity of such transaction representing less than 80% of the voting power of the surviving or resulting entity; or (c) a sale, lease, exchange, mortgage, pledge, transfer or other disposition of more than 20% of the assets or businesses of the Company and its Subsidiaries on a consolidated basis (determined whether by fair market or book value basis).

“Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made (for purposes of this definition, the term “control” and the correlative meanings of the terms “controlled by” and “under common control with,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise).

“Aggregate Option Merger Consideration” means the aggregate amount payable to all holders of Company Options pursuant to Section 3.3(b).

“Aggregate Redemption Amount” means the aggregate amount payable to holders of Company Preference Shares pursuant to Sections 3.1(d)(i) and 3.1(d)(ii).

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” has the meaning set forth in Section 7.2(f)(ii).

“Alternative Financing” has the meaning set forth in Section 7.19(e).

“Antitrust Law” means all U.S. and non-U.S. antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including the Sherman Antitrust Act of 1890, the Clayton Act of 1914, and the HSR Act.

“Applicable Date” means January 1, 2021.

“Appraisal Withdrawal” has the meaning set forth in Section 3.2(g)(ii).

“Appraised Fair Value” has the meaning set forth in Section 3.2(g)(i).

“Audit Committee” means the audit committee of the Company Board.

“Bankruptcy and Equity Exception” means bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

“Book-Entry Share” means each book-entry account formerly representing any non-certificated Eligible Shares.

“Business Day” means any day other than a Saturday or Sunday or a day (a) on which banks in New York, New York or Hamilton, Bermuda are required or authorized by Law to close or (b) solely for purposes of determining the Closing Date, on which the Registrar is required or authorized by Law to close, or that is a statutory holiday in the Republic of South Africa.

“Capitalization Date” means 5:00 p.m. (New York time) on the date that is two Business Days prior to the date hereof.

“Certificate” means each certificate formerly representing any Eligible Shares.

“Certificate of Merger” has the meaning set forth in Section 1.2.

“Change of Recommendation” has the meaning set forth in Section 7.2(f)(ii).

“Chosen Courts” means the Court of Chancery of the State of Delaware, or if such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the matter that is the subject of the applicable Proceeding is vested exclusively in the U.S. federal courts, such Proceeding shall be heard in the U.S. District Court for the District of Delaware.

“Closing” means the closing of the Transactions.

“Closing Date” means the date on which the Closing actually occurs.

“Code” means the U.S. Internal Revenue Code of 1986, or any successor U.S. federal Tax statute.

“Commitment Letters” has the meaning set forth in Section 5.6(b).

“Common Merger Consideration” means the aggregate amount payable to holders of Eligible Shares pursuant to Section 3.1(a) and Section 3.1(f).

“Companies Act” means the Companies Act of 1981 of Bermuda.

“Company” has the meaning set forth in the Preamble.

“Company Affiliated Group” means each member of the “affiliated group” of corporations within the meaning of Section 1504(a)(1) of the Code of which the Company is the common parent.

“Company Approvals” has the meaning set forth in Section 4.4(a).

“Company Benefit Plan” means any benefit or compensation plan, contract, program, policy, practice, or other obligation covering Company Service Providers, whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential obligation or liability is borne by, the Company or any of its Subsidiaries or Company ERISA Affiliates, including ERISA Plans, employment, retirement, severance, termination or “change of control” agreements, deferred compensation, equity or equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind, whether or not subject to ERISA.

“Company Board” means the board of directors of the Company, and also includes any committee thereof to the extent such a committee, as of the applicable time (a) was or is authorized to exercise the powers and authority of the board of directors of the Company pursuant to the Company’s Organizational Documents, and (b) was or is exercising such powers and authority.

“Company Board Recommendation” has the meaning set forth in Section 4.3(b).

“Company Compensation Committee” means the compensation committee of the Company Board.

“Company Disclosure Letter” has the meaning set forth in Article IV.

“Company Employee” means any current employee (whether full- or part-time or on a leave of absence and, including any officer), director or independent contractor (who is an individual person) of the Company or any of its Subsidiaries.

“Company Equity Award Schedule” has the meaning set forth in Section 4.2(b).

“Company Equity Awards” means, collectively, the Company RSUs and the Company Options.

“Company ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Company Material Adverse Effect” means any event, change, occurrence, condition, development, circumstance, fact or effect that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), business operations or results of operations of the Company and its Subsidiaries (taken as a whole); provided, however, that none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur:

(a) any event, change, occurrence, condition, development, circumstance, fact or effect in general economic, regulatory or business conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally;

(b) any event, change, occurrence, condition, development, circumstance, fact or effect in the financial, credit, banking or securities markets in the United States or any other country or region in the world (including any disruption thereof and any decline in the price of any security or any market index) and including changes or developments in or relating to currency exchange or interest rates;

(c) any event, change, occurrence, condition, development, circumstance, fact or effect that is generally applicable to the industries or markets in which the Company or any of its Subsidiaries operate;

(d) the negotiation, execution or delivery of this Agreement and the performance by the Company and its Subsidiaries of their obligations hereunder or the public announcement as to the identity of the Parties or pendency of the Merger or any of the other Transactions, including the impact of the foregoing on relationships, contractual or otherwise, with customers, suppliers, distributors, financing sources, business partners or employees of the Company and any of its Subsidiaries, or any Transaction Litigation; provided that the exceptions in this clause (d) shall not apply with respect to references to “Company Material Adverse Effect” in any representation or warranty set forth in Section 4.4 or in the conditions set forth in Article IX with respect to such representations and warranties;

(e) changes in GAAP (or interpretations thereof by the Financial Accounting Standards Board (FASB) or any Governmental Entity);

(f) changes in any Laws (or interpretations thereof by a Governmental Entity);

(g) any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues or earnings; provided that any event, change, occurrence, condition, development, circumstance, fact or effect (not otherwise excluded under this definition) underlying such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur;

(h) any event, change, occurrence, condition, development, circumstance, fact or effect resulting from political conditions (or changes in such condition), acts of war (whether or not declared), civil disobedience, sabotage, terrorism, military or para-military actions or the escalation of any of the foregoing (including cyberattacks), any weather event or natural disaster, or any outbreak of illness or other public health event (including COVID-19 or any COVID-19 Measures) or any other force majeure event in the United States or any other country or geographic region in the world;

(i) any actions expressly required to be taken by the Company or any of its Subsidiaries or its or their respective Representatives pursuant to this Agreement (except for any obligation to operate in the Ordinary Course of Business) or any actions taken by the Company or any of its Subsidiaries or its or their respective Representatives with Parent’s express prior consent or at Parent’s express written request; provided that the exceptions in this clause (i) shall not apply with respect to references to “Company Material Adverse Effect” in any representation or warranty set forth in Section 4.4 or in the conditions set forth in Article VIII with respect to such representations and warranties;

(j) a decline in the market price or trading volume of the Shares on the NYSE or the JSE; provided that any event, change, occurrence, condition, development, circumstance, fact or effect (not otherwise excluded under this definition) underlying such decline in market price may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur;

(k) changes or potential changes in the Company’s credit rating or other rating of financial strength; provided that any event, occurrence, condition, change, development, circumstance, fact or effect (not otherwise excluded under this definition) underlying such changed rating may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur; provided, however, that in the case of the foregoing clauses (a) through (c) and clauses (e), (f) and (h), such matters shall be taken into account to the extent that any such matters disproportionately impact the Company and its Subsidiaries relative to other businesses in the industries in which the Company and its Subsidiaries operate or participate, but only to the extent of such disproportionate impact; or

(l) any matter set forth on Section 1.1(a) of the Company Disclosure Letter.

“Company Non-Recourse Related Party” has the meaning set forth in Section 9.5(f).

“Company Option” means any outstanding option to purchase Shares granted under the Company Share Plan.

“Company Preference Shares” means, collectively, the Company’s 7.000% Series A Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share, and the depositary shares representing a 1/1000th interest in each such share (the “Series A Preference Shares”), and the Company’s 6.250% Series B Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share, and the depositary shares representing a 1/1000th interest in each such share (the “Series B Preference Shares”).

“Company Reports” means the reports, forms, and other statements and documents required to be or are otherwise filed with or furnished to the SEC pursuant to the Exchange Act by the Company, including any amendments thereto.

“Company RSU” means any outstanding restricted share unit (including those subject to performance vesting metrics) granted under the Company Share Plan.

“Company Service Provider” means any Company Employee or former employee, officer, director or other independent contractor (who is an individual person) of the Company or any of its Subsidiaries.

“Company Share Plan” means the Company’s 2019 Share Incentive Plan, as amended.

“Company Shareholders Meeting” means the special general meeting of shareholders of the Company to be held to consider the adoption of this Agreement and the Statutory Merger Agreement.

“Company Termination Fee” means an amount equal to $63,333,029.60; provided, however, that if this Agreement is terminated by the Company pursuant to Section 9.3(b) prior to the No-Shop Period Start Date, the “Company Termination Fee” means an amount equal to $42,222,019.73.

“Confidentiality Agreement” means the confidentiality agreement, entered into between the Company and Stonepeak Partners LLC, dated August 7, 2023.

“Continuing Employees” means the employees of the Company and its Subsidiaries at the Effective Time who continue to remain employed with the Company or any of its Subsidiaries.

“Contract” means any legally binding contract, subcontract, agreement, lease, sublease, conditional sales contract, delivery order, license, note, mortgage, indenture, bond, loan, instrument, understanding, permit, concession, franchise, commitment, arrangement or any other similar obligation.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19.

“COVID-19 Relief Legislation” means the Coronavirus Aid, Relief, and Economic Security Act, Pub. L. 116-136, the Consolidated Appropriations Act, 2021, Pub. L. 116-260, the American Rescue Plan Act of 2021, Pub. L. 117-2, and any similar U.S., non-U.S., state or local grant, subsidy, allowance, relief scheme, stimulus fund, program or measure enacted by a Governmental Entity in connection with or in response to COVID-19.

“Current Insurance” has the meaning set forth in Section 7.12(b).

“Data Protection Laws” means: (a) the General Data Protection Regulation (2016/679) (the “GDPR”) and any national Law supplementing the GDPR, (b) the UK General Data Protection Regulation as defined by the Data Protection Act 2018 (the “UK GDPR”), (c) national laws implementing the Directive on Privacy and Electronic Communications (2002/58/EC) and (d) all other data protection and privacy Laws, regulatory requirements, guidance and codes of practice applicable to the processing of Personal Information.

“Debt Commitment Letter” has the meaning set forth in Section 5.6(b).

“Debt Documents” has the meaning set forth in Section 7.19(b).

“Debt Financing” has the meaning set forth in Section 5.6(b).

“Debt Financing Sources” means, collectively, the Lenders and any other entities party to the Debt Commitment Letter or the Debt Documents and any Person that provides, or has entered into, or in the future enters into, any Contract with Parent or any of its Affiliates in connection with, or that is otherwise acting as a lender, arranger, bookrunner, manager, underwriter, initial purchaser, agent or any other similar representative in respect of all or any part of the Debt Financing (or any permitted replacement or supplement thereof), together with any of such Person’s Affiliates and any of such Person’s or any of its Affiliates’ respective direct or indirect former, current or future stockholders, managers, members, general or limited partners, directors, officers, employees, agents, advisors, other Representatives and their respective successors or assignees.

“Dissenting Shares” means Shares held by a holder of Shares or Company Preference Shares held by a holder of Company Preference Shares, as applicable, who (a) did not vote in favor of the Merger, (b) complied with all of the provisions of the Companies Act concerning the right of holders of Shares or Company Preference Shares to require appraisal of their Shares or Company Preference Shares pursuant to the Companies Act, (c) exercised such right to appraisal and (d) did not deliver an Appraisal Withdrawal.

“DTC” means The Depository Trust Company.

“Effective Time” has the meaning set forth in Section 1.2.

“Eligible Shares” means the Shares issued and outstanding immediately prior to the Effective Time, other than, subject to the last sentence of Section 3.2(g)(ii), any Excluded Shares.

“Encumbrance” means any pledge, lien, claim, easement, charge, option, hypothecation, mortgage, security interest, right of first refusal, right of first offer, adverse right, prior assignment, license, sublicense, lease, sublease or any other encumbrance of any kind or nature whatsoever, whether contingent or absolute.

“Environmental Law” means any Law relating to: (a) the protection, investigation, remediation or restoration of the environment, health, safety or natural resources; (b) the handling, labeling, management, recycling, generation, use, storage, treatment, transportation, presence, disposal, release or threatened release of any Hazardous Substance; or (c) any noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to Persons or property relating to any Hazardous Substance.

“Equity Award Reference Date” has the meaning set forth in Section 7.11.

“Equity Commitment Letters” has the meaning set forth in Section 5.6(b).

“Equity Financing” has the meaning set forth in Section 5.6(b).

“Equity Financing Sources” has the meaning set forth in Section 5.6(b).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Plans” means “employee benefit plans” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 3.2(a)(i).

“Exchange Agent Agreement” means the Contract entered into on or prior to the Closing Date, by and among the Company, Parent and the Exchange Agent, which shall be in form and substance reasonably acceptable to the Company (such acceptance not to be unreasonably conditioned, withheld or delayed).

“Exchange Control Regulations” means the Exchange Control Regulations, 1961 made in terms of the Currency and Exchanges Act No. 9 of 1933 of South Africa, as amended and all directives and rulings issued thereunder.

“Exchange Fund” has the meaning set forth in Section 3.2(a)(i).

“Excluded Shares” means the (a) Shares owned by Parent, Merger Sub or any other Wholly Owned Subsidiary of Parent, and in each case not held on behalf of third parties, (b) Shares owned by the Company or any of its direct or indirect Wholly Owned Subsidiaries, (c) Rollover Shares (if any) and (d) Dissenting Shares.

“Existing Facility” means, collectively, the Existing Notes, the Existing Revolving Facility and the Existing Term Loan Facility.

“Existing Notes” means, collectively, the Existing TMCLII Notes and the Existing TMCLVII Notes.

“Existing Revolving Facility” means the credit facility governed by that certain Second Amended and Restated Credit Agreement, dated as of August 5, 2022 (as amended October 12, 2023 and as otherwise from time to time amended, restated, supplemented or otherwise modified), among Textainer, as borrower, the Company, as guarantor, and Wells Fargo Bank, National Association, as Administrative Agent.

“Existing Term Loan Facility” means, individually, each credit facility governed by one of the following, and collectively, all such credit facilities (as the context may require): (i) that certain Term Loan Agreement, dated as of December 18, 2019 (as amended July 22, 2020, January 25, 2021, April 6, 2022 and October 12, 2023, and as otherwise amended, restated, supplemented or otherwise modified), among Textainer, as borrower, the Company, as guarantor, Bank of America, N.A., as administrative agent, and the lenders party thereto; (ii) that certain Term Loan Agreement, dated as of February 19, 2021 (as amended April 6, 2022 and October 12, 2023, and as otherwise amended, restated, supplemented or otherwise modified) among Textainer, as borrower, the Company, as guarantor, Bank of America, N.A., as administrative agent, and the lenders party thereto; (iii) that certain Term Loan Agreement, dated as of February 19, 2021 (as amended April 6, 2022, October 12, 2023, and as otherwise amended, restated, supplemented or otherwise modified), among Textainer, as borrower, the Company, as guarantor, Bank of America, N.A., as administrative agent, and the lenders party thereto; and (iv) that certain Term Loan Agreement, dated as of October 15, 2021 (as amended April 6, 2022, and as otherwise amended, restated, supplemented or otherwise modified), among Textainer, as borrower, the Company, as guarantor, Bank of America, N.A., as administrative agent, and the lenders party thereto.

“Existing TMCLII Notes” means, collectively, the following notes issued pursuant to that certain Third Amended and Restated Indenture, dated as of November 15, 2021 (as from time to time amended, restated, supplemented or otherwise modified), between TMCLII, as issuer, and Wilmington Trust, National Association, as indenture trustee (in such capacity, “TMCLII Trustee”): (i) Series 2012-1 Notes, issued pursuant to that certain Third Amended and Restated Series 2012-1 Supplement, dated as of November 15, 2021 (as from time to time amended, restated, supplemented or otherwise modified), between TMCLII, as issuer, and TMCLII Trustee.

“Existing TMCLVII Notes” means, collectively, the following notes issued pursuant to that certain Indenture, dated as of August 6, 2018 (as from time to time amended, restated, supplemented or otherwise modified), between TMCLVII, as issuer, and Wilmington Trust, National Association, as indenture trustee (in such capacity, “TMCLVII Trustee”): (i) Series 2020-1 Notes, issued pursuant to that certain Series 2020-1 Supplement, dated as of August 20, 2020 (as from time to time amended, restated, supplemented or otherwise modified), between TMCLVII and TMCLVII Trustee; (ii) Series 2020-2 Notes, issued pursuant to that certain Series 2020-2 Supplement, dated as of September 21, 2020 (as from time to time amended, restated, supplemented or otherwise modified), between TMCLVII and TMCLVII Trustee; (iii) Series 2020-3 Notes, issued pursuant to that certain Series 2020-3 Supplement, dated as of September 21, 2020 (as from time to time amended, restated, supplemented or otherwise modified), between TMCLVII and TMCLVII Trustee; (iv) Series 2021-1 Notes, issued pursuant to that certain Series 2021-1 Supplement, dated as of February 10, 2021 (as from time to time amended, restated, supplemented or otherwise modified), between TMCLVII and TMCLVII Trustee; (v) Series 2021-2 Notes, issued pursuant to that certain Series 2021-2 Supplement, dated as of April 20, 2021 (as from time to time amended, restated, supplemented or otherwise modified), between TMCLVII and TMCLVII Trustee; and (vi) Series 2021-3 Notes, issued pursuant to that certain Series 2021-3 Supplement, dated as of August 11, 2021 (as from time to time amended, restated, supplemented or otherwise modified), between TMCLVII and TMCLVII Trustee.

“Export and Sanctions Regulations” means all applicable Laws relating to sanctions and to the import, export, re-export, deemed export, deemed re-export, or transfer of information, data, goods, and technology, and similar Laws in jurisdictions in which the Company or any of its Subsidiaries do business, have done business or are otherwise subject to, including the U.S. International Traffic in Arms Regulations, the Export Administration Regulations, U.S. sanctions Laws administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, customs and import Laws administered by United States Customs and Border Protection, any other export or import controls administered by an agency of the United States government, and the anti-boycott regulations administered by the United States Department of Commerce and the United States Department of the Treasury.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977.

“Filed Company Contract” has the meaning set forth in Section 4.11(a).

“Financing” has the meaning set forth in Section 5.6(b).

“Financing Failure Event” has the meaning set forth in Section 7.19(e).

“Financing Information” means all information with respect to the business, operations, financial condition, projections and prospects of the Company or any of its subsidiaries as may be reasonably required by the Financing Sources, including (a) financial statements; (b) documentation and other information with respect to the Company and its subsidiaries that is required in connection with the Debt Financing by U.S. regulatory authorities and under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act and beneficial ownership regulations; and (c) such other information relating to the Company and its subsidiaries as is reasonably requested in connection with the Debt Financing, in each case, to enable Parent (or its applicable Affiliate) to prepare pro forma financial statements to the extent customary and reasonably required pursuant to the Debt Financing and to the extent reasonably available and prepared in past practice.

“Financing Purposes” has the meaning set forth in Section 5.6(a).

“Financing Sources” means, collectively, the Equity Financing Source and the Debt Financing Sources.

“FinSurv” means (i) the Financial Surveillance Department of the South African Reserve Bank responsible for the administration of exchange controls under the Exchange Control Regulations or (ii) in relation to any approval relating to exchange control matters that is required for the implementation of this Agreement, any authorized dealer which is authorized by Law to grant such approval.

“Fraud” means common law fraud (and not constructive or equitable fraud), in each case with respect to the representations and warranties made by the Company in Article IV, Parent in Article V or Merger Sub in Article VI or the Company or Parent in any other agreement or instrument entered into in connection with the Transactions.

“GAAP” means the generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board applicable as of the time of the relevant financial statements or accounting procedure or action referred to herein and consistently applied during the periods involved.

“Governmental Entity” means any U.S. (federal, state or local) or non-U.S. (including any supranational) governmental, quasi-governmental, regulatory or self-regulatory authority, enforcement authority, agency, commission, body or other entity or any subdivision or instrumentality thereof, including any public international organization, stock exchange or other self-regulatory organization, court, tribunal or arbitrator or any subdivision or instrumentality thereof, in each case of competent jurisdiction.

“Group” has the meaning set forth in Rule 13d-5 under the Exchange Act.

“Guarantors” means Stonepeak Infrastructure Fund IV Cayman (AIV II) LP, a Cayman exempted limited partnership, and Stonepeak Asia Infrastructure Fund (AIV I) LP, a Cayman exempted limited partnership.

“Hazardous Substance” means (a) any material, substance, chemical, or waste (or combination thereof) that (i) is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil, or words of similar meaning or effect under any Environmental Law or (ii) can form the basis of any liability under any Environmental Law; and (b) any petroleum, petroleum products, per- and polyfluoroalkyl substances (including PFAs, PFOA, PFOS, Gen X, and PFBs), polychlorinated biphenyls (PCBs), asbestos and asbestos-containing materials, radon, mold, fungi and other substances, including related precursors and breakdown products.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Indebtedness” means, with respect to any Person, without duplication, all obligations, liabilities or undertakings by such Person (a) for borrowed money (including deposits or advances of any kind to such Person and including accrued and unpaid interest, and any prepayment of fees or penalties), (b) evidenced by bonds, debentures, notes or similar instruments, (c) for capitalized leases, (d) for letters of credit, bank guarantees, and other similar Contracts entered into by or on behalf of such Person, (e) all obligations of such Person issued or assumed as the deferred purchase price of property (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment); (f) pursuant to guarantees and arrangements having the economic effect of a guarantee of any obligation, liability or undertaking of any other Person contemplated by the foregoing clauses (a) through (e) of this definition or (g) all obligations of the type referred to in clauses (a) through (f) of this definition of any Person other than the Company or any of its Subsidiaries, the payment of which the Company or any of its Subsidiaries is liable, directly or indirectly, as obligor, guarantor, surety, or otherwise; provided, however, that trade payables, deferred rental income, repair service provision, deferred taxes, taxes payable, payroll expenses and other accrued expenses incurred in the Ordinary Course of Business shall not constitute Indebtedness.

“Indemnified Parties” means, collectively, each present and former (determined as of the Effective Time for purposes of Section 7.12) director or officer of the Company or any of its Subsidiaries (or other Persons performing similar functions), or any Person serving as a director, officer, member, trustee or fiduciary of another entity or enterprise, including a Company Benefit Plan, at the request or benefit of the Company or any of its Subsidiaries, together with such individual’s respective heirs, executors, trustees, fiduciaries or administrators, in each case when acting in such capacity and not in their personal or any other capacity.

“Insurance Policies” has the meaning set forth in Section 4.19.

“Intellectual Property Rights” means all intellectual property or other proprietary rights anywhere in the world, including rights in: (a) Trademarks; (b) patents, patent applications, registrations and invention disclosures, including divisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, renewals, extensions, substitutes, re-issues and re-examinations; (c) Trade Secrets and all other know-how, inventions, proprietary processes, formulae, models, and methodologies; (d) published and unpublished works of authorship, whether copyrightable or not (including Software, website and mobile content, data, databases and other compilations of information), and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (e) Internet domain names and URLs.

“Intervening Event” means an event, change, development, circumstance, fact or effect with respect to the Company or any of its Subsidiaries that (a) first becomes actually known by the Company Board after the execution and delivery of this Agreement (or if was actually known by the Company Board as of or prior to the execution and delivery of this Agreement, the material consequences of which were neither known nor reasonably foreseeable by the Company Board at such time) and (b) is material to the Company and its Subsidiaries, taken as a whole; provided that under no circumstances shall the following events, changes, developments, circumstances, facts or effects constitute an Intervening Event: (i) the receipt by the Company, existence or terms of an Acquisition Proposal or a Superior Proposal or any matter relating thereto or consequence thereof, (ii) changes in the market price or trading volume of the Shares or the debt instruments or credit ratings of the Company or its Subsidiaries or in analyst’s recommendation with respect to the Company or its Subsidiaries (provided, however, that the underlying causes of such change or fact shall not be excluded by this clause (ii)) and (iii) the fact that the Company meets or exceeds internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period (provided, however, that the underlying causes of such change or fact shall be excluded by this clause (iii)).

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means technology devices, computers, Software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“JSE” means JSE Limited, registration number 2005/022939/06, a public company incorporated in accordance with the laws of South Africa, or the securities exchange licensed under the Financial Markets Act No 19 of 2012 and operated by JSE Limited, as the context may require.

“JSE Closing Approval” has the meaning set forth in Section 7.5(b)(vi).

“Knowledge” means, for those Persons listed on Section 1.1(b) of the Company Disclosure Letter (in the case of Knowledge of the Company) and James Wyper (in the case of Knowledge of Parent), the actual knowledge of such Persons.

“Law” means any law, statute, constitution, principle of common law, ordinance, code, standard, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated or otherwise put into effect by or under the authority of any Governmental Entity, or any Order.

“Lease” has the meaning set forth in Section 4.17(a).

“Lease Agreement” has the meaning set forth in Section 4.13(b).

“Leased Real Property” means all leasehold or subleasehold estates, licenses and other rights to use and occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries.

“Lenders” has the meaning set forth in Section 5.6(b).

“Licenses” means all licenses, permits, certifications, approvals, registrations, consents, authorizations, franchises, grants, accreditations, easements, exceptions, variances and exemptions issued or granted by a Governmental Entity.

“Limited Guarantees” means the limited guarantees, each dated as of the date hereof by the applicable Guarantor, guaranteeing certain of Parent’s and Merger Sub’s obligations under this Agreement as more particularly set forth therein, which limited guarantees are being delivered to the Company simultaneously with the execution and delivery of this Agreement.

“Material Contract” has the meaning set forth in Section 4.11(b).

“Maximum Amount” has the meaning set forth in Section 7.12(b).

“Merger” has the meaning set forth in the Recitals.

“Merger Application” has the meaning set forth in Section 1.2.

“Merger Consideration” means an amount equal to the sum of (a) the Common Merger Consideration plus (b) the Aggregate Option Merger Consideration plus (c) the Unvested Company RSU Consideration plus (d) the Aggregate Redemption Amount.

“Merger Sub” has the meaning set forth in the Preamble.

“Multiemployer Plans” means “multiemployer plans” as defined by Section 3(37) of ERISA.

“No-Shop Period Start Date” has the meaning set forth in Section 7.2(a).

“Notice Period” has the meaning set forth in Section 7.2(g).

“NYSE” means the New York Stock Exchange.

“NYSE Common Merger Consideration” means the portion of the Common Merger Consideration payable in respect of the NYSE Eligible Shares.

“NYSE Eligible Shares” has the meaning set forth in Section 3.2(a)(i).

“Order” means any order, award, judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), directive, settlement, stipulation, ruling, determination, decision or verdict, whether civil, criminal or administrative, in each case, that is entered, issued, made or rendered by any Governmental Entity.

“Ordinary Course of Business” means, with respect to any Person, the conduct by such Person in connection with the relevant business in accordance with such Person’s ordinary course of business, consistent with past practice.

“Organizational Documents” means (a) with respect to any Person that is a company, its memorandum of association and bye-laws, or comparable documents, (b) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company agreement, or comparable documents, (d) with respect to any Person that is a trust, its declaration of trust, or comparable documents and (e) with respect to any other Person that is not an individual, its comparable organizational documents.

“Other Anti-Bribery Laws” means, other than the FCPA, all applicable anti-bribery, anti-corruption, anti-money-laundering and similar Laws in jurisdictions in which the Company or any of its Subsidiaries do business, have done business, in which any agent thereof is conducting or has conducted business involving the Company or any of its Subsidiaries or the Company or any of its Subsidiaries are otherwise subject.

“Outside Date” has the meaning set forth in Section 9.2(a).

“Parent” has the meaning set forth in the Preamble.

“Parent Approvals” has the meaning set forth in Section 5.3(a).

“Parent Benefit Plan” means any benefit or compensation plan, program, policy, practice, or other obligation, whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential obligation or liability is borne by, Parent or any of its Subsidiaries, including ERISA Plans, employment, consulting, retirement, severance, termination or “change of control” agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.

“Parent Burdensome Condition” means any requirement, obligation, commitment or condition (a) requiring (i) the holding separate, license, sale or divestiture of any businesses or assets of Parent or any of its Affiliates (excluding the Company or its Subsidiaries) or (ii) any limitation on conduct or actions of Parent or any of its Affiliates (other than the Company or its Subsidiaries), that, in either such case, materially adversely impacts the existing businesses and operations of Parent or any of its Affiliates, (b) requiring the holding separate, license, sale or divestiture of any businesses or assets of any businesses or assets of the Company or any of its Subsidiaries, or any limitation on conduct or actions of the Company or any of its Subsidiaries, that would, individually or in the aggregate, reasonably be expected to have material adverse effect (i) on the Company and its Subsidiaries, taken as a whole, or (ii) on the (A) economic benefits contemplated to be received by Parent or any of its Affiliates in connection with the Transactions or (B) on the governance or information rights necessary to enable Parent to operate the Company following the Closing in the ordinary course of business, or (c) to commence or participate in any action, suit or other litigation proceeding that contests (i) the final decision of any Governmental Entity not to grant a Regulatory Approval or (ii) the final decision of any Governmental Entity to grant a Regulatory Approval that contains a Parent Burdensome Condition (it being understood that the initiation of and participation in proceedings in connection with or arising from the Parties’ efforts to obtain a Regulatory Approval generally, in the absence of a final decision from a Governmental Entity that would cause the condition in Section 8.1(b) to not be satisfied, shall not constitute a Parent Burdensome Condition).

“Parent Material Adverse Effect” means any event, change, occurrence, condition, development, circumstance, fact or effect that, individually or in the aggregate, prevents, materially delays or materially impairs, or would reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions.

“Parent Non-Recourse Related Party” has the meaning set forth in Section 9.5(f).

“Parent Termination Fee” has the meaning set forth in Section 9.5(d).

“Parties” has the meaning set forth in the Preamble.

“Per Share Merger Consideration” means $50.00.

“Permitted Confidentiality Agreement” has the meaning set forth in Section 7.2(c)(i).

“Permitted Encumbrances” means, with respect to any Person: (a) Encumbrances for current Taxes or other governmental charges not yet due and payable and for which appropriate reserves have been established in accordance with GAAP (to the extent required), on such Person’s financial statements, or that such Person is contesting in good faith by appropriate proceedings and for which adequate reserves have been established and maintained in accordance with GAAP (to the extent required); (b) mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the Ordinary Course of Business which are not yet due and payable and for which appropriate reserves have been established in accordance with GAAP (to the extent required), on such Person’s financial statements, or the validity or amount of which is being contested in good faith by appropriate proceedings; (c) other imperfections in title that do not, individually or in the aggregate, materially impair the continued use, operation or value of the specific parcel of Leased Real Property to which they relate or the conduct of the business of such Person as currently conducted; (d) Encumbrances arising under or relating to applicable securities Laws; (e) Encumbrances arising under or relating to this Agreement or any of the Organizational Documents of such Person; (f) Encumbrances incurred in connection with any purchase money security interests, leases or similar financing arrangements; (g) the rights of lessors and lessees of goods (including containers) pursuant to leases and direct finance leases entered into in the Ordinary Course of Business; (h) the rights of managers and owners of goods (including containers) pursuant to management agreements entered into in the Ordinary Course of Business; (i) non-exclusive licenses under Intellectual Property Rights; (j) bankers’ liens, rights of setoff and other similar encumbrances existing on property on deposit in or credited to one or more deposit accounts, securities accounts or commodity accounts; and (k) any Encumbrances set forth in Section 1.1(c) of the Company Disclosure Letter.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, company, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Information” (a) has the meaning set forth in the definition for any similar term (e.g., “personal data” or “personally identifiable information”) in any applicable Law, including GDPR or UK GDPR, (b) any other information that identifies or would reasonably be used to identify an individual and (c) any other personal information that is subject to any applicable Laws.

“Privacy and Security Policies” has the meaning set forth in Section 4.18(e).

“Proceeding” means any action, charge, cause of action, claim, demand, litigation, suit, investigation by a Governmental Entity, review, grievance, citation, summons, subpoena, inquiry, audit, examination, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Proxy Statement” has the meaning set forth in Section 7.5(a)(i).

“Rand” South African rand, the lawful currency of the Republic of South Africa.

“Registered” means registered with, issued by, renewed by or the subject of a pending application before any Governmental Entity.

“Registrar” has the meaning set forth in Section 1.2.

“Regulatory Approvals” has the meaning set forth in Section 8.1(b).

“Representative” means, with respect to any Person, any director, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee (including any officer), financing source, consultant, investment banker, financial advisor, legal counsel, attorney-in-fact, accountant or other advisor, agent or other representative of such Person, in each case acting in their capacity as such.

“Requisite Company Vote” means the affirmative vote (in person or by proxy) of more than 75% of the Shares and Company Preference Shares (if any), voting together as if they were a single class, that are present (in person or by proxy) at the Company Shareholders Meeting at which at least two shareholders are present and at least one-third of the total issued shares in the Company are present in person or by proxy, in favor of the approval of this Agreement, the Statutory Merger Agreement and the Merger.

“Rollover Agreements” means the agreements, if any, entered into prior to the Closing Date between Parent (or any Affiliate thereof) and the Rollover Investors relating to any Rollover Shares.

“Rollover Investors” means any Person who enters into a Rollover Agreement prior to Closing.

“Rollover Shares” means any Shares contributed to Parent (or an Affiliate thereof) by the Rollover Investors in accordance with the terms of the applicable Rollover Agreement.

“Sanctioned Country” means at any time, a country or territory which is itself the subject or target of any comprehensive sanctions (at the time of this Agreement, Cuba, Iran, North Korea and Syria, and the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, and the Crimea regions of Ukraine, and the non-government-controlled areas of Ukraine in the oblasts of Kherson and Zaporizhzhia).

“Sanctioned Person” means any Person that is the subject or target of any sanctions, including (a) any Person identified in any sanctions-related list maintained by (i) the United States (including through the Department of the Treasury’s Office of Foreign Assets Control or the Department of State); (ii) the United Kingdom; (iii) the United Nations Security Council; or (iv) the European Union or any European Union member state; (b) any Person located, organized, or resident in, or a Governmental Entity or government instrumentality of, any Sanctioned Country; (c) any Person directly or indirectly, individually or in the aggregate, owned 50% or more, or controlled by, or acting for the benefit or on behalf of, one or more Person(s) described in clause (a) or (b) above; or (d) any Person identified on the U.S. Department of Commerce’s Denied Persons List, Unverified List, Entity List, the Military End User List or the U.S. Department of State’s Debarred List.

“SARB” has the meaning set forth in Section 7.5(a)(i).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Series A Certificate of Designations” means the Certificate of Designations of the Series A Preference Shares of the Company, dated April 13, 2021.

“Series A Deposit Agreement” means that certain Deposit Agreement, dated as of April 13, 2021, by and among the Company, Computershare Trust Company, N.A., Computershare Inc. and the holders from time to time of receipts issued thereunder (as amended, modified or supplemented from time to time).

“Series A Preference Shares” has the meaning set forth in the definition of “Company Preference Shares.”

“Series B Certificate of Designations” means the Certificate of Designations of the Series B Preference Shares of the Company, dated August 23, 2021.

“Series B Deposit Agreement” means that certain Deposit Agreement, dated as of April 23, 2021, by and among the Company, Computershare Trust Company, N.A., Computershare Inc. and the holders from time to time of receipts issued thereunder (as amended, modified or supplemented from time to time).

“Series B Preference Shares” has the meaning set forth in the definition of “Company Preference Shares.”

“Shares” means the common shares of the Company, par value $0.01 per share, and “Share” means any one of them.

“Software” means any computer program, application, middleware, firmware, microcode and other software, including operating systems, software implementations of algorithms, models and methodologies, in each case, whether in source code, object code or other form or format, including libraries, subroutines and other components thereof, and all documentation relating thereto.

“Solvent” has the meaning set forth in Section 5.7.

“Specified Default” means a “Default” (as defined in the applicable Existing Facility) that either (i) relates to any noncompliance with any requirement in respect of the delivery of financial statements under such Existing Facility or relates to any financial covenant or (ii) as of immediately prior to the Closing, has a remaining cure period (if any) that is 10 business days or shorter.

“Specified RSUs” means those certain Company RSUs described in Section 1.1(d) of the Company Disclosure Letter.

“Statutory Merger Agreement” has the meaning set forth in the Recitals.

“Subsidiary” of a Person means a corporation, partnership, company, limited liability company or other business entity of which a majority of the shares of voting securities is at the time beneficially owned, or the management of which is otherwise controlled, directly or indirectly, through one or more intermediaries, or both, by such Person.

“Superior Proposal” means a bona fide, written Acquisition Proposal that would result in a Person or Group becoming the beneficial owner, directly or indirectly, of more than 50% of the assets (on a consolidated basis) or more than 50% of the total voting power of the equity securities of the Company that the Company Board has determined in its good-faith judgment (after consultation with its financial advisor(s) and outside legal counsel) (a) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial (including financing terms), timing, regulatory and other aspects and conditions and risks of such Acquisition Proposal and the Person making such Acquisition Proposal and (b) if consummated, would result in a transaction more favorable to the Company’s shareholders from a financial point of view than the Transactions (after taking into account any revisions, changes, modification, adjustments and amendments to the terms and conditions of this Agreement proposed by Parent in response to such Acquisition Proposal (including pursuant to Section 7.2(g))).

“Surviving Company” has the meaning set forth in Section 1.3.

“Swap Contract” has the meaning set forth in Section 4.11(a)(vii).

“Tail Period” has the meaning set forth in Section 7.12(b).

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation.

“Tax Returns” means any return (including any information return), report, statement, declaration, estimate, schedule, form, election, certificate or other document or information filed or required to be filed with any Governmental Entity in connection with the determination, assessment, collection or payment of any Tax and any attachments thereto or amendments thereof.

“Taxes” or “Tax” means any federal, state, local, or non-U.S. or other tax (including any net income tax, gross income tax, franchise tax, capital gains tax, gross receipts tax, gross profits tax, branch profits tax, value-added tax, surtax, estimated tax, employment tax, unemployment tax, national health insurance tax, excise tax, estimated tax, alternative or minimum tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, service tax, property tax, business tax, withholding tax or payroll tax), impost, tariff, duty, levy, assessment, or other tax or charge in the nature of a tax, imposed, assessed or collected by or under the authority of any Governmental Entity, together with any interest, penalties, or additions to tax with respect thereto.

“Taxing Authority” means the IRS or any other Governmental Entity having competent jurisdiction over the assessment, determination, collection or imposition of any such Taxes.

“Textainer” means Textainer Limited, an exempted company limited by shares incorporated under the Laws of Bermuda.

“TMCLII” means Textainer Marine Containers II Limited, an exempted company incorporated and existing under the Laws of Bermuda.

“TMCLVII” means Textainer Marine Containers VII Limited, an exempted company limited by shares incorporated and existing under the Laws of Bermuda.

“Trade Secrets” means a “Trade Secret” as such term is defined in the Uniform Trade Secrets Act.

“Trademarks” means trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same.

“Transaction Litigation” has the meaning set forth in Section 7.15.

“Transactions” means, collectively, the transactions contemplated by this Agreement and the Statutory Merger Agreement, including the Merger.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, recording, value added, registration and other similar Taxes and all conveyance fees, recording fees and other similar charges.

“Treasury Regulations” means the regulations promulgated under the Code by the U.S. Department of Treasury.

“Unvested Company RSU Consideration” has the meaning set forth in Section 3.3(a)(i).

“USD/Rand Exchange Rate” the weighted average US dollar:Rand exchange rate obtained by the Parent on the exchange of the portion of the Common Merger Consideration payable by the Parent to holders of Eligible Shares on the JSE into Rand through one or more market transactions over one or more Business Days prior to the Closing Date.

“Wholly Owned Subsidiary” means, with respect to any Person, any Subsidiary of such Person of which all of the equity or ownership interests of such Subsidiary are directly or indirectly owned or controlled by such Person.